As filed with the Securities and Exchange Commission on September 22,
1995


                                             Registration No. 33-62153



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14



REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        / X /



        PRE-EFFECTIVE AMENDMENT NO.                           / 1 /



        POST-EFFECTIVE AMENDMENT NO.                         /   /




OPPENHEIMER STRATEGIC FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)


3410 South Galena Street, Denver, Colorado 80231-5099
(Address of Principal Executive Offices)


212-323-0200
(Registrant's Telephone Number)


Andrew J. Donohue, Esq.
Executive Vice President & General Counsel
Oppenheimer Management Corporation
Two World Trade Center, New York, New York 10048-0203
(212) 323-0256
(Name and Address of Agent for Service)



As soon as practicable after the Registration Statement becomes effective.
(Approximate Date of Proposed Public Offering)



It is proposed that this filing will become effective on September 27, 1995, pursuant to Rule 488.

No filing fee is due because the Registrant has previously registered an indefinite number of shares under Rule 24f-2; a Rule 24f-2 notice for the year ended September 30, 1994 was filed on November 29, 1994.

Pursuant to Rule 429, this Registration Statement relates to shares previously registered by the Registrant on Form N-1A (Reg. No. 33-28598; 811-5724).

CONTENTS OF REGISTRATION STATEMENT



This Registration Statement contains the following pages and documents:

Front Cover
Contents Page
Cross-Reference Sheet


Part A

Proxy Statement for Quest for Value Global Income Fund, a series of Quest for Value Global Funds, Inc.
and
Prospectus for Oppenheimer Strategic Income Fund


Part B

Statement of Additional Information


Part C

Other Information
Signatures
Exhibits

FORM N-14
OPPENHEIMER STRATEGIC FUNDS TRUST
Cross Reference Sheet

Part A of
Form N-14
Item No.  Proxy Statement and Prospectus Heading and/or Title of
Document

1    (a)  Cross Reference Sheet
     (b)  Front Cover Page
     (c)  *
2    (a)  *
     (b)  Table of Contents
3    (a)  Comparative Fee Tables
     (b)  Synopsis
     (c)  Principal Risk Factors
4    (a)  Synopsis; Approval of the Reorganization; Comparison between
          Strategic Income Fund and the Fund; Miscellaneous
     (b)  Approval of the Reorganization - Capitalization Table
5    (a)  Registrant's Prospectus; Comparison Between Strategic Income
Fund and the Fund
     (b)  *
     (c)  *
     (d)  *
     (e)  Miscellaneous
     (f)  Miscellaneous
6    (a)  Prospectus of Quest for Value Global Income Fund; Annual
Report         of Quest For Value Global Income Fund; Comparison
Between        Strategic Income Fund and the Fund
     (b)  Miscellaneous
     (c)  *
     (d)  *
7    (a)  Synopsis; Information Concerning the Meeting
     (b)  *
     (c)  Synopsis; Information Concerning the Meeting
8    (a)  Proxy Statement
     (b)  *
9         *

Part B of
Form N-14
Item No.  Statement of Additional Information Heading
--------- -------------------------------------------
10        Cover Page
11        Table of Contents
12   (a)  Registrant's Statement of Additional Information
     (b)  *
     (c)  *
13   (a)  Statement of Additional Information about Quest for Value
          Global Income Fund
     (b)  *
     (c)  *
14 Registrant's Statement of Additional Information; Statement of Additional Information about Quest for Value Global Income Fund; Annual Report of Quest for Value Global Income Fund at 11/30/94; Semi-Annual Report of Quest for Value Global Income Fund at 5/31/95; Registrant's Annual Report at 9/30/94; Semi-Annual Report of Registrant at 3/31/95

Part C of
Form N-14
Item No.  Other Information Heading
--------- -------------------------
15        Indemnification
16        Exhibits
17        Undertakings

_______________
* Not Applicable or negative answer

merge/231qvn14.a

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.      )

Filed by the registrant                         / x /

Filed by a party other than the registrant      /   /

Check the appropriate box:

/ X /  Preliminary proxy statement

/   /  Definitive proxy statement

/   /  Definitive additional materials

/   /  Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

Oppenheimer Strategic Funds Trust
------------------------------------------------------------------
(Name of Registrant as Specified in Its Charter)

Quest for Value Global Income Fund,
a series of Quest for Value Global Funds, Inc.
------------------------------------------------------------------
(Name of Person(s) Filing Proxy Statement)

Payment of filing fee (Check the appropriate box):
/   /  $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1) or 14a-
       6(j)(2).

/   /  $500 per each party to the controversy pursuant to Exchange Act
       Rule 14a-6(i)(3).

/   /  Fee Computed on table below per Exchange Act Rules 14a-6(i)(4)
       and 0-11.

(1) Title of each class of securities to which transaction applies:
------------------------------------------------------------------
(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:(1)
------------------------------------------------------------------
(4) Proposed maximum aggregate value of transaction:
------------------------------------------------------------------
/   /  Check box if any part of the fee is offset as provided by
       Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:
------------------------------------------------------------------
(2) Form, schedule or registration statement no.:
------------------------------------------------------------------
(3) Filing Party:
------------------------------------------------------------------
(4) Date Filed:

-----------------------
(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

October 1995


Dear Quest for Value Global Income Fund Shareholder:

    On August 17, Oppenheimer Capital signed a definitive agreement with Oppenheimer Management Corporation (OMC). The Agreement contemplates that OMC would acquire, subject to certain conditions, all of the investment advisory and other contracts and business relationships and certain assets and liabilities of Quest for Value Advisors, Quest for Value Distributors and Oppenheimer Capital relating to twelve Quest for Value mutual funds.

    One aspect of the acquisition involves the proposed reorganization of your fund and Oppenheimer Strategic Income Fund. As discussed below and in the accompanying proxy statement, your fund's Board of Trustees believes that Quest for Value Global Income Fund shareholders would benefit from a reorganization into Oppenheimer Strategic Income Fund.

    A shareholder meeting has been scheduled in November and all shareholders of record on September 25, 1995 are being asked to vote either in person or by proxy. Enclosed you will find a proxy statement detailing the proposals, a ballot card, an Oppenheimer Strategic Income Fund prospectus and a postage-paid return envelope for your convenience.

What is being proposed?

As stated in the proxy statement, there is one proposal to be voted on by fund shareholders -- approval of an:

    Agreement and Plan of Reorganization for Quest for Value Global Income Fund and the transactions contemplated by the agreement. The proposal to reorganize your fund into Oppenheimer Strategic Income Fund, a fund that seeks high current income, is outlined in the accompanying proxy statement.

    As an OppenheimerFunds shareholder, you will have the ability to exchange into any of the more than thirty Oppenheimer funds at no charge. You will also enjoy the other benefits available to OppenheimerFunds shareholders such as AccountLink, which links your mutual fund and bank accounts so that you can have your money electronically transferred to or from your bank and fund account with none of the delays involved in writing or cashing a check.
    And Oppenheimer's PhoneLink gives you access to your account 24 hours a day to make purchasing, exchanging or redeeming shares more convenient.

    Please read the accompanying prospectus of Oppenheimer Strategic Income Fund for conditions and details.


How do you vote?

    No matter how large or small your investment, your vote is important, so please review the proxy statement carefully. To cast your vote, simply mark, sign and date the enclosed proxy ballot and return it in the postage-paid envelope today.

    If the reorganization is approved, you would receive shares of Oppenheimer Strategic Income Fund of the same class as you presently hold, equal in dollar value to your investment in Quest for Value Global Income Fund (as a result, the number of shares you receive will vary from the number of fund shares you previously held, even though the value will be the same). Of course, no sales charge would be paid on shares received in the reorganization. In addition, you would receive a final dividend distribution from the Quest for Value Global Income Fund before the reorganization took place.

    Please contact your financial adviser or call us at 1-800-232-FUND if you have any questions.

    Thank you for your continuing trust in allowing us to manage your investments.

    Sincerely,


    Joseph M. LaMotta
    Chairman of the Board and President
    Quest for Value Global Funds, Inc.

Preliminary Copy


QUEST FOR VALUE GLOBAL FUNDS, INC.
QUEST FOR VALUE GLOBAL INCOME FUND
One World Financial Center, New York, New York  10281
1-800-232-FUND

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
   To Be Held November 16, 1995

To the Shareholders of Quest for Value Global Income Fund:

Notice is hereby given that a Special Meeting of the Shareholders of Quest for Value Global Income Fund (the "Fund"), a series of Quest for Value Global Funds, Inc. (the "Corporation"), an open-end, management investment company, will be held at One World Financial Center, New York, New York 10281 on the 40th Floor, at 10:00 A.M., New York time, on November 16, 1995, and any adjournments thereof (the "Meeting"), for the following purposes:

1. To consider and vote upon approval of the Agreement and Plan of Reorganization dated as of ____, 1995 (the "Reorganization Agreement") by and among Oppenheimer Strategic Funds Trust, on behalf of Oppenheimer Strategic Income Fund ("Strategic Income Fund"), the Corporation, on behalf of the Fund, and Quest for Value Advisors, investment adviser to the Fund, and the transactions contemplated thereby (the "Reorganization"), including (i) the transfer of substantially all the assets of the Fund to Strategic Income Fund in exchange for Class A, Class B and Class C shares of Strategic Income Fund and the assumption by Strategic Income Fund of certain liabilities of the Fund, (ii) the distribution of such shares of Strategic Income Fund to shareholders of the Fund in liquidation of the Fund, and (iii) the cancellation of the outstanding shares of the Fund (the "Proposal"); and

2. To act upon such other matters as may properly come before the Meeting.

The Reorganization is more fully described in the accompanying Proxy Statement and Prospectus and a copy of the Reorganization Agreement is attached as Exhibit A thereto. Shareholders of record at the close of business on September 25, 1995 are entitled to notice of, and to vote at, the Meeting. Please read the Proxy Statement and Prospectus carefully before telling us, through your proxy or in person, how you wish your shares to be voted. The Board of Directors of the Corporation recommends a vote in favor of the Reorganization. WE URGE YOU TO SIGN, DATE AND MAIL THE ENCLOSED PROXY PROMPTLY.

By Order of the Board of Directors,

Deborah Kaback, Secretary

_________, 1995

Shareholders who do not expect to attend the Meeting are requested to indicate voting instructions on the enclosed proxy and to date, sign and return it in the accompanying postage-paid envelope. To avoid unnecessary duplicate mailings, we ask your cooperation in promptly mailing your proxy no matter how large or small your holdings may be.

   QUESTIONS AND ANSWERS ABOUT THE PROPOSED REORGANIZATION


1.What is the Reorganization?

The proposed Reorganization provides for the transfer of all the assets the Quest for Value Global Income Fund (the "Fund") to the Oppenheimer Strategic Income Fund, the issuance of shares of the Oppenheimer Strategic Income Fund to shareholders of the Fund and the cancellation of the outstanding shares of the Fund. The number of shares of the Oppenheimer Strategic Income Fund that will be issued to shareholders of the Fund will be determined on the basis of the relative net asset values of the Oppenheimer Strategic Income Fund and the Fund. Although the number of shares of the Oppenheimer Strategic Income Fund issued to a shareholder of the Fund may be more or less than the shareholder's holdings of Fund shares, the value of the shares of the Oppenheimer Strategic Income Fund issued in the Reorganization will be equal to the value of the shares previously held in the Fund.
The Reorganization has been proposed in connection with a proposed acquisition by Oppenheimer Management Corporation ("OMC") of the assets of Quest for Value Advisors, Quest for Value Distributors and Oppenheimer Capital relating to twelve Quest for Value mutual funds (including the Fund) and the assumption by OMC of certain liabilities.

2.What are the reasons for the Reorganization?

After an intensive examination of the mutual fund industry, Quest for Value Advisors and Distributors concluded that smaller fund distributors would find it increasingly difficult to compete with larger distributors with greater resources. Based on that conclusion, Quest for Value has chosen to sell certain of its mutual fund related
assets to OMC.   OMC, the purchaser, is seeking to merge certain of the
Quest for Value funds into certain of its funds.

3.What benefits to shareholders may result from this transaction?
The Board of the Fund determined that, among other things, the Reorganization would afford the shareholders of the Quest Fund: 1) the capabilities and resources of OMC and its affiliates in the area of fixed income investment management, distribution, shareholder services and marketing; 2) the ability to exchange their shares for a wider variety of portfolios within the OppenheimerFunds family than are currently available to the shareholders of the Fund; and 3) an investment in a fund which, on a pro-forma basis, will have lower operating expenses as a percent of average net assets than is currently the case.

4.Who is paying the expenses of the Reorganization?
All expenses of the Reorganization will be paid by Quest for Value and Oppenheimer Management Corporation and not Quest Fund or Oppenheimer Strategic Income Fund shareholders.

   5.Who is Oppenheimer Management Corporation?
Oppenheimer Management Corporation and its subsidiaries are engaged principally in the business of managing, distributing and servicing registered investment companies. Oppenheimer Management Corporation is indirectly controlled by Massachusetts Mutual Life Insurance Company. As of August 31, 1995, Oppenheimer Management Corporation and its affiliates had assets of more than $36 billion under management in more than 45 mutual funds.

6.Do the OppenheimerFunds have a sales charge?
Yes, other than their money market funds. However, there will be no commission or salesload of any kind charged in connection with this Reorganization. The full value of your shares in the Quest Fund will be exchanged for shares of the Oppenheimer Strategic Income Fund. Those shareholders who, because they were shareholders of the AMA Family of Funds or the Unified Funds who were eligible to purchase shares of any Quest for Value fund without a sales charge, after the Reorganization will be eligible to purchase shares of any OppenheimerFund without a sales charge.

7.May I exchange between other OppenheimerFunds without a sales charge or exchange fee?
Yes. As a shareholder of an OppenheimerFund, you will be able to make exchanges into any of the other funds into any of the OppenheimerFunds without payment of any sales charges or exchange fees. The Quest Fund currently imposes a fee of $5 for every exchange into another Quest for Value fund.

8.Where can I get prospectuses and other information on the OppenheimerFunds?
Call OppenheimerFunds at 1-(800) 255-2755. They will be pleased to supply you with all the information, including prospectuses which you will need to make an investment decision.

9.After the Reorganization, who do I contact about my account or to initiate a transaction in my account?
For information about your account or to initiate a transaction in your account, you may continue to contact your registered representative at your broker/dealer or, in the alternative, Shareholder Services, Inc. at 1-(800) 525-7048 .

10.Will this Reorganization result in any tax liability to the Quest Fund, Oppenheimer Trust or to me as a shareholder?
The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization. The aggregate tax basis of the Oppenheimer Strategic Income Fund shares received by you will be the same as the aggregate tax basis of your Quest Fund shares prior to the Reorganization and the holding period of the shares of the Oppenheimer Strategic Income Fund to be received by you will include the period during which the Quest Fund shares surrendered in exchange, therefore, were held.

Preliminary Copy

QUEST FOR VALUE GLOBAL FUNDS, INC.
QUEST FOR VALUE GLOBAL INCOME FUND
One World Financial Center, New York, New York 10281
1-800-232-FUND

PROXY STATEMENT

--------------------------

OPPENHEIMER STRATEGIC INCOME FUND
3410 South Galena Street, Denver, Colorado  80231
1-800-525-7048

PROSPECTUS

This Proxy Statement and Prospectus is being furnished to shareholders of Quest for Value Global Income Fund (the "Fund"), a series of Quest for Value Global Funds, Inc. (the "Corporation"), an open-end, management investment company, in connection with the solicitation by the Board of Directors of the Corporation (the "Board") of proxies to be used at the Special Meeting of Shareholders of the Fund, to be held at One World Financial Center, New York, New York 10281 on the 40th Floor at 10:00 A.M., New York time, on November 16, 1995, and any adjournments thereof (the "Meeting"). It is expected that this Proxy Statement and Prospectus will be mailed to shareholders on or about ____, 1995.

At the Meeting, shareholders of the Fund will be asked to consider and vote upon approval of the Agreement and Plan of Reorganization, dated as of _____, 1995 (the "Reorganization Agreement"), by and among Oppenheimer Strategic Funds Trust (the "Strategic Trust"), an open-end management investment company, on behalf of Oppenheimer Strategic Income Fund ("Strategic Income Fund"), the Corporation, on behalf of the Fund, and Quest for Value Advisors ("QVA"), investment adviser to the Fund, and the transactions contemplated by the Reorganization Agreement (the "Reorganization"). The Reorganization Agreement provides for the transfer of substantially all the assets of the Fund to Strategic Income Fund in exchange for Class A, Class B and Class C shares of Strategic Income Fund and the assumption by Strategic Income Fund of certain liabilities of the Fund, the distribution of such shares of Strategic Income Fund to shareholders of the Fund in liquidation of the Fund and the cancellation of the outstanding shares of the Fund. A copy of the Reorganization Agreement is attached hereto as Exhibit A and is incorporated by reference herein. As a result of the proposed Reorganization, each Class A, Class B and Class C shareholder of the Fund will receive that number of Class A, Class B and Class C shares, respectively, of Strategic Income Fund having an aggregate net asset value equal to the net asset value of such shareholder's shares of the Fund of that class. This transaction is being structured as a tax-free reorganization. See "Approval of the Reorganization."

Strategic Income Fund currently offers Class A, Class B and Class C shares. Class A shares are sold with a sales charge imposed at the time of purchase (certain purchases aggregating $1.0 million or more ($500,000 as to purchases by OppenheimerFunds prototype 401(k) plans) are not subject to a sales charge, but may be subject to a contingent deferred sales charge ("CDSC") if redeemed within 18 months of the date of purchase); Class B shares are sold without a front end sales charge but may be subject to a CDSC if redeemed within six years of the date of purchase; and Class C shares are sold without a front-end sales charge but may be subject to a CDSC if not held for one year. Holders of Class A shares in the Fund will receive Class A shares of Strategic Income Fund and no sales charge will be imposed on the Class A shares received by the Fund Class A shareholders. Holders of Class B and Class C shares in the Fund will receive Class B and Class C shares, respectively, of Strategic Income Fund; any CDSC which is applicable to a shareholder's investment will continue to apply, and, in calculating the applicable CDSC payable upon the subsequent redemption of shares of Strategic Income Fund the period during which a Fund shareholder held shares of the Fund will be counted.

Strategic Income Fund is a mutual fund that seeks a high level of current income by investing mainly in debt securities and by writing covered call options on them. Strategic Income Fund does not invest with the objective of seeking capital appreciation. The Fund seeks investment income as its primary objective, with capital appreciation as a secondary objective through a non-diversified portfolio primarily of debt securities. Shareholders of the Fund should consider the differences in investment objectives and policies of Strategic Income Fund and the Fund, including the ability of Strategic Income Fund to invest without limit in securities rated lower than investment grade. Strategic Income Fund is a diversified portfolio designed for investors willing to assume additional risk in return for seeking high current income. See "Comparison Between Strategic Income Fund and the Fund - Comparison of Investment Objectives, Policies and Restrictions."

Strategic Income Fund has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form N-14 (the "Registration Statement") relating to the registration of shares of Strategic Income Fund to be offered to the shareholders of the Fund pursuant to the Reorganization Agreement. This Proxy Statement and Prospectus relating to the Reorganization also constitutes a Prospectus of Strategic Income Fund filed as part of such Registration Statement. Information contained or incorporated by reference herein relating to Strategic Income Fund has been prepared by and is the responsibility of Strategic Income Fund. Information contained or incorporated by reference herein relating to the Fund has been prepared by and is the responsibility of the Fund.

   This Proxy Statement and Prospectus sets forth concisely information about Strategic Income Fund that a prospective investor should know before voting on the Reorganization. The following documents have been filed with the SEC and are available without charge upon written request to Quest for Value Distributors ("QVD"), the general distributor for the Fund, at P.O. Box 3567, Church Street Station, New York, New York 10277-1296, or by calling the toll-free number for the Fund shown above: (i) a Prospectus for the Fund, dated March 1, 1995, as revised June 30, 1995; and (ii) a Statement of Additional Information about the Fund, dated March 1, 1995 (the "Fund Additional Statement"). The following documents have each been filed with the SEC, are incorporated herein by reference and are available without charge upon written request to the transfer and shareholder servicing agent for Strategic Income Fund, Oppenheimer Shareholder Services ("OSS"), at P.O. Box 5270, Denver Colorado 80217, or by calling the toll-free number for Strategic Income Fund shown above: (i) a Prospectus for Strategic Income Fund, dated May 26, 1995, as supplemented July 14, 1995; and (ii) a Statement of Additional Information relating to the Reorganization described in this Proxy Statement and Prospectus (the "Additional Statement"), dated ____, 1995 and filed as part of the Registration Statement, which Additional Statement includes, among other things, the Prospectus for the Fund, the Fund Additional Statement and a Statement of Additional Information about Strategic Income Fund, dated May 26, 1995, as supplemented July 14, 1995 (the "Strategic Income Fund Additional Statement"), which contains more detailed information about Strategic Income Fund and its management.

Investors are advised to read and retain this Proxy Statement and Prospectus for future reference.

Shares of Strategic Income Fund are not deposits or obligations of any bank, are not guaranteed by any bank, and are not insured by the F.D.I.C. or any other agency, and involve investment risks, including the possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Proxy Statement and Prospectus is dated _______, 1995.

TABLE OF CONTENTS
PROXY STATEMENT AND PROSPECTUS

COMPARATIVE FEE TABLES

SYNOPSIS
  Parties to the Reorganization
  The Reorganization
  Tax Consequences of the Reorganization
  Investment Objectives and Policies
  Investment Advisory and Distribution Plan Fees
  Purchases, Exchanges and Redemptions

PRINCIPAL RISK FACTORS

APPROVAL OF THE REORGANIZATION (The Proposal)
  Reasons for the Reorganization
  The Reorganization
  Tax Aspects of the Reorganization
  Capitalization Table (Unaudited)

COMPARISON BETWEEN STRATEGIC INCOME FUND AND THE FUND
  Comparison of Investment Objectives, Policies and Restrictions
  Special Investment Methods
  Investment Restrictions
  Strategic Income Fund Performance
  Additional Comparative Information


INFORMATION CONCERNING THE MEETING
  General
  Record Date; Vote Required; Share Information
  Proxies
  Costs of the Solicitation and the Reorganization

MISCELLANEOUS
  Financial Information
  Public Information

OTHER BUSINESS

EXHIBIT A -Agreement and Plan of Reorganization, dated as of _____, 1995, by and among Oppenheimer Strategic Funds Trust, on behalf of Oppenheimer Strategic Income Fund, Quest for Value Global Funds, Inc., on behalf of Quest for Value Global Income Fund, and Quest for Value
Advisors                                                         A-1

EXHIBIT B - Purchase Price Formula Pursuant to the Acquisition
            Agreement                                           B-1

COMPARATIVE FEE TABLES

Transaction Charges

Shareholders pay certain expenses directly, such as sales charges and account transaction charges. The schedule of such charges for both Strategic Income Fund and the Fund (collectively, the "funds") is substantially the same, except as noted below.

                                             Oppenheimer Strategic
                                                   Income Fund
                                          Class A   Class B   Class C
Maximum Sales Charge on Purchases         4.75%     None      None
  (as a % of offering price)
Sales Charge on Reinvested Dividends      None      None      None
Deferred Sales Charge                     None(1)   5.0%(2)   1.0%(3)
  (as a % of the lower of the original
  purchase price or redemption proceeds)
Exchange Fee                              None      None      None

                                               Global Income Fund
                                          Class A   Class B   Class C

Maximum Sales Charge on Purchases         3.00%     None      None
  (as a % of offering price)
Sales Charge on Reinvested Dividends      None      None      None
Deferred Sales Charge                     None      5.0%(2)   1.0%(3)
  (as a % of the lower of the original
  purchase price or redemption proceeds)
Exchange Fee                              $5.00     $5.00     $5.00


(1)If you invest $1 million or more ($500,000 for purchases by OppenheimerFunds prototype 401(k) plans) in Class A shares of Strategic Income Fund, although you will generally not pay an initial sales charge, you may have to pay a sales charge of up to 1.0% if you sell your shares within 18 calendar months from the end of the calendar month during which you purchased those shares.

(2)If you redeem Class B shares within six years of their purchase, you may have to pay a contingent deferred sales charge starting at 5.0% in the first year and declining thereafter.

(3) If you redeem Class C shares within 12 months of their purchase, you may have to pay a 1.0% contingent deferred sales charge.


Expenses of Strategic Income Fund and the Fund; Pro Forma Expenses

The funds each pay a variety of expenses directly for management of their assets, administration, distribution of their shares and other services, and those expenses are reflected in the net asset value per share of each of Strategic Income Fund and the Fund.

   The following calculations are based on the expenses of Strategic Income Fund and the Fund for the 12 months ended September 30, 1994 and the six months ended March 31, 1995. These amounts are shown as a percentage of the average net assets of each class of shares of the Fund and of Strategic Income Fund for those periods. The pro forma fees reflect what the fee schedules would have been at September 30, 1994 and March 31, 1995 as if the Reorganization had occurred 12 months and six months, respectively, prior to those dates.


                                          Oppenheimer Strategic Income Fund
                               12 months ended 9/30/94          6 months ended 3/31/95(1)
                       Class A  Class B   Class C(2)      Class A  Class B   Class C(2)
Management Fees        0.54%    0.54%     0.54%           0.54%    0.54%     0.54%
12b-1 Fees             0.25%    1.00%     1.00%           0.24%    1.00%     1.00%
Other Expenses         0.16%    0.17%     0.17%           0.16%    0.15%     0.15%
Total Fund Operating
  Expenses             0.95%    1.71%     1.71%           0.94%    1.69%     1.69%


[CAPTION]

                                                Global Income Fund
                               12 months ended 9/30/94          6 months ended 3/31/95(1)
                       Class A  Class B   Class C         Class A  Class B   Class C
Management Fees
(after waiver)(3)      0.00%    0.00%     0.00%           0.00%    0.00%     0.00%
12b-1 Fees             0.25%    1.00%     1.00%           0.25%    1.00%     1.00%
Other Expenses
(after waiver)(3)(4)   1.42%    1.41%     1.41%           1.37%    1.38%     2.04%
Total Fund Operating
Expenses (after
waiver)(3)(4)          1.67%    2.41%     2.41%           1.62%    2.38%     3.04%



                                                Pro Forma Combined Fund
                               12 months ended 9/30/94          6 months ended 3/31/95(1)
                       Class A  Class B   Class C(2)      Class A  Class B   Class C(2)
Management Fees        0.54%    0.54%     0.54%           0.54%    0.54%     0.54%
12b-1 Fees             0.25%    1.00%     1.00%           0.24%    1.00%     1.00%
Other Expenses         0.16%    0.17%     0.17%           0.16%    0.15%     0.15%
Total Fund Operating
  Expenses             0.95%    1.71%     1.71%           0.94%    1.69%     1.69%




(1) Annualized

(2)Class C shares of Strategic Income Fund were first publicly offered on May 26, 1995. "Other Expenses" shown for Class C shares of Strategic Income Fund and the combined fund on a pro forma basis are estimates based on amounts that would have been payable if Strategic Income Fund Class C shares had been outstanding for the 12 months ended September 30, 1994 and the six months ended March 31, 1995, respectively.

(3)"Management Fees," "Other Expenses" and "Total Fund Operating Expenses" reflect a voluntary expense limitation by QVA to limit the Fund's annualized operating expenses to no more than 1.45% of average daily net assets. This expense limitation does not apply to expenses attributable only to a class of shares. Without such expense limitation, for the 12 months ended September 30, 1994, as to Class A, Class B and Class C shares of the Fund, "Management Fees" would have been 0.50%, 0.50% and 0.50%, "Other Expenses" would have been 1.57%, 1.62% and 1.59%, and "Total Fund Operating Expenses" would have been 2.32%, 3.12% and 3.09%, in each case of their respective average annual net assets. Without such waiver and reimbursement, for the six months ended March 31, 1995, as to Class A, Class B and Class C shares of the Fund, "Management Fees" would have been 0.50%, 0.50% and 0.50%, "Other Expenses" would have been 1.52%, 1.54% and 2.22% and "Total Fund Operating Expenses" would have been 2.27%, 3.04% and 3.72%, in each case of their respective average annual net assets. The expense limitation, which is still in effect, may be terminated at any time.

(4)"Other Expenses" for the Fund includes a fee for administrative services payable to QVA at the annual rate of .25% of average daily net assets of the Fund. OMC provides such services to Strategic Income Fund under its investment advisory agreement and no separate fee is charged.




   Hypothetical Example

To attempt to show the effect of these expenses on an investment over time, the example shown below has been created. Assume that you make a $1,000 investment in either the Fund or Strategic Income Fund or the new combined fund and that the annual return is 5% and that the operating expenses for each fund are the ones shown in the chart above for the 12 months ended September 30, 1994 and the six months ended
March 31, 1995. If you were to redeem your shares at the end of each period shown below, your investment would incur the following expenses by the end of each period shown:
                                         12 Months ended 9/30/94
                             1 year       3 years     5 years      10 years

Oppenheimer Strategic
Income Fund
  Class A Shares             $57          $76         $ 98         $159
  Class B Shares             $67          $84         $113         $163(1)
  Class C Shares             $27          $54         $ 93         $202(2)

Global Income Fund
  Class A Shares             $46          $ 81        $118         $222
  Class B Shares             $74          $105        $149         $256(1)
  Class C Shares             $34          $ 75        $129         $275(2)

Pro Forma Combined
Fund
  Class A Shares             $57          $76         $ 98         $159
  Class B Shares             $67          $84         $113         $163(1)
  Class C Shares             $27          $54         $ 93         $202(2)

If you did not redeem your investment, it would incur the following expenses:
                                          12 months ended 9/30/94
                             1 year       3 years     5 years      10 years

Oppenheimer Strategic
Income Fund
  Class A Shares             $57          $76         $98          $159
  Class B Shares             $17          $54         $93          $163 (1)
  Class C Shares             $17          $54         $93          $202(2)

Global Income Fund
  Class A Shares             $46          $81         $118         $222
  Class B Shares             $24          $75         $129         $256(1)
  Class C Shares             $24          $75         $129         $275(2)

Pro Forma Combined
Fund
  Class A Shares             $57          $76         $98          $159
  Class B Shares             $17          $54         $93          $163(1)
  Class C Shares             $17          $54         $93          $202(2)


If you were to redeem your shares at the end of each period shown below, your investment would incur the following expenses by the end of each period shown:

                                          6 Months ended 3/31/95
                             1 year       3 years     5 years      10 years

Oppenheimer Strategic
Income Fund
  Class A Shares             $57          $76         $ 97         $157
  Class B Shares             $67          $83         $112         $162(1)
  Class C Shares             $27          $53         $ 92         $200(2)

Global Income Fund
  Class A Shares             $46          $ 80        $115         $216
  Class B Shares             $74          $104        $147         $253(1)
  Class C Shares             $41          $ 94        $160         $336(2)

Pro Forma Combined
Fund
  Class A Shares             $57          $76         $ 97         $157
  Class B Shares             $67          $83         $112         $162(1)
  Class C Shares             $27          $53         $ 92         $200(2)

If you did not redeem your investment, it would incur the following expenses:
                                          6 months ended 3/31/95
                             1 year       3 years     5 years      10 years

Oppenheimer Strategic
Income Fund
  Class A Shares             $57          $76         $97          $157
  Class B Shares             $17          $53         $92          $162 (1)
  Class C Shares             $17          $53         $92          $200(2)

Global Income Fund
  Class A Shares             $46          $80         $115         $216
  Class B Shares             $24          $74         $127         $253(1)
  Class C Shares             $31          $94         $160         $336(2)

Pro Forma Combined
Fund
  Class A Shares             $57          $76         $97          $157
  Class B Shares             $17          $53         $92          $162(1)
  Class C Shares             $17          $53         $92          $200(2)


(1)The Class B expenses in years seven through ten for Strategic Income Fund and year nine and ten for the Fund are based on the Class A expenses shown above, because Strategic Income Fund and the Fund automatically convert Class B shares into Class A shares after six years and eight years, respectively. Long-term Class B shareholders could pay the economic equivalent of more than the maximum front-end sales charge allowed under applicable regulatory requirements, because of the effect of the asset-based sales charge and contingent deferred sales charge. The automatic conversion of Class B shares to Class A shares is designed to minimize the likelihood that this will occur.

(2)Because of the asset-based sales charge imposed on Class C shares of Strategic Income Fund and the Fund, long-term shareholders of Class C shares could bear expenses that would be the economic equivalent of an amount greater than the maximum front-end sales charges permitted under applicable regulatory requirements.

SYNOPSIS

The following is a synopsis of certain information contained in or incorporated by reference in this Proxy Statement and Prospectus and presents key considerations for shareholders of the Fund to assist them in determining whether to approve the Reorganization. This synopsis is only a summary and is qualified in its entirety by the more detailed information contained in or incorporated by reference in this Proxy Statement and Prospectus and the Exhibits hereto. Shareholders should carefully review this Proxy Statement and Prospectus and the Exhibits hereto in their entirety and, in particular, the current Prospectus of Strategic Income Fund which accompanies this Proxy Statement and Prospectus and is incorporated by reference herein.

Parties to the Reorganization

Strategic Income Fund was organized in 1989 as a Massachusetts business trust with one series. In December 1993, that business trust was reorganized to become a multi-series business trust called Oppenheimer Strategic Funds Trust (the "Strategic Trust") and Strategic Income Fund became a series of it. The Strategic Trust is an open-end, diversified management investment company. Strategic Income Fund is located at 3410 South Galena Street, Denver, Colorado 80231. Oppenheimer Management Corporation ("OMC") acts as investment adviser to Strategic Income Fund. Oppenheimer Funds Distributor, Inc. ("OFDI"), a subsidiary of OMC, acts as the distributor of Strategic Income Fund's shares. Additional information about Strategic Income Fund is set forth below.

The Fund, a non-diversified investment company, is a series of Quest for Value Global Funds, Inc. (the "Corporation"), an open-end, management investment company organized as a Maryland corporation in 1991. The Fund is located at One World Financial Center, New York, New York 10281. QVA acts as investment adviser to the Fund. QVD acts as the distributor of the Fund's shares. QVA and QVD are majority-owned subsidiaries of Oppenheimer Capital, an institutional investment manager. OMC is not related to Oppenheimer Capital nor its affiliate the brokerage firm Oppenheimer & Co., Inc. Additional information about the Fund is set forth below.

The Reorganization

The Reorganization Agreement provides for the transfer of substantially all the assets of the Fund to Strategic Income Fund in exchange for Class A, Class B and Class C shares of Strategic Income Fund and the assumption by Strategic Income Fund of certain liabilities of the Fund. The Reorganization Agreement also provides for the distribution of shares of Strategic Income Fund to the Fund shareholders in liquidation of the Fund. As a result of the Reorganization, each Fund shareholder will receive that number of full and fractional Strategic Income Fund shares equal in value to such shareholder's pro rata interest in the net assets transferred to Strategic Income Fund as of the Valuation Date (as hereinafter defined). Holders of Class A, Class B and Class C shares of the Fund will receive Class A, Class B and Class C shares, respectively, of Strategic Income Fund. For further information about the Reorganization see "Approval of the Reorganization" below.

For the reasons set forth below under "Approval of the Reorganization - Reasons for the Reorganization," the Board, including the directors who are not "interested persons" of the Corporation (the "Independent Directors"), as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has concluded that the Reorganization is in the best interests of the Fund and its shareholders and that the interests of existing Fund shareholders will not be diluted as a result of the Reorganization, and recommends approval of the Reorganization by Fund shareholders. The Board of Trustees of Strategic Trust has also approved the Reorganization and determined that the interests of existing Strategic Income Fund shareholders will not be diluted as a result of the Reorganization. If the Reorganization is not approved, the Fund will continue in existence and the Board will determine whether to pursue alternative actions. "Approval of the Reorganization" sets forth certain information with respect to the background of the Reorganization, including other transactions and agreements entered into, or contemplated to be entered into, by OMC, QVA and their respective affiliates.

Approval of the Reorganization will require the affirmative vote of a majority of the shares of the Fund outstanding and entitled to vote at the Meeting. See "Information Concerning the Meeting - Record Date; Vote Required; Share Information."

Tax Consequences of the Reorganization

As a condition to the closing of the Reorganization, the Fund and Strategic Income Fund will have received an opinion to the effect that the Reorganization will qualify as a tax-free reorganization for Federal income tax purposes. As a result of such tax-free reorganization, no gain or loss would be recognized by the Fund, Strategic Income Fund, or the shareholders of either fund for Federal income tax purposes. For further information about the tax consequences of the Reorganization, see "Approval of the Reorganization -Tax Aspects of the Reorganization" below.

Investment Objectives and Policies

As its investment objective, Strategic Income Fund seeks a high level of current income by investing mainly in a diversified portfolio of debt securities and by writing covered call options on them. Strategic Income Fund does not invest with the objective of seeking capital appreciation. The Fund seeks investment income as its primary objective, with capital appreciation as a secondary objective, through a non-diversified portfolio consisting primarily of debt securities.

   Strategic Income Fund seeks its investment objective by investing principally in three market sectors: (1) debt securities of foreign governments and companies, (2) securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities ("U.S. Government Securities"), and (3) lower-rated, high-yield debt securities of U.S. companies. Under normal market conditions Strategic Income Fund will invest in each of these three sectors, but from time to time OMC will adjust the amounts Strategic Income Fund invests in each sector. Because of the high-yield, lower-rated securities in which Strategic Income Fund invests, and its ability to invest in such securities without limit, Strategic Income Fund is considered a speculative investment, and the value of a shareholder's shares of Strategic Income Fund may decline in adverse market conditions. Strategic Income Fund may also invest in dividend-paying common stocks issued by U.S. companies, preferred stocks and participation interests.

The Fund seeks its investment objective by investing primarily in investment-grade debt securities of foreign and domestic corporations and foreign governments, or their agencies and instrumentalities, and in U.S. Government Securities. The Fund may invest in high-yield lower-rated debt securities of foreign issuers which may be located in countries with "emerging markets". The Fund's current intention is to limit its investment in these securities to up to 35% of its net assets. Under normal circumstances the Fund will invest at least 65% of its total assets in the securities of issuers located in not less than three different countries, one of which may be the United States. The Fund may also invest in preferred stocks, securities convertible into common stock and short-term money market instruments. Investments in preferred stocks and securities convertible into common stock will be limited to 10% of the total assets of the Fund at the time of purchase.

Strategic Income Fund may also write covered calls and use certain derivative investments such as options and futures to enhance income. The funds may use hedging instruments, including options and futures, to try to manage investment risks.

Shareholders of the Fund should consider the differences in investment objectives and policies of the funds, including the ability of Strategic Income Fund to invest without limit in securities rated lower than investment grade. Strategic Income Fund is a diversified portfolio designed for investors willing to assume additional risk in return for seeking high current income. See "Comparison Between Strategic Income Fund and the Fund -Comparison of Investment Objectives, Policies and Restrictions." For a detailed description of the risks associated with an investment in high-yield, lower-rated securities and a comparison of these risks as to each Fund, see "Principal Risk Factors" below.

Investment Advisory and Distribution Plan Fees

The funds obtain investment management services from their investment advisers pursuant to the terms of their respective investment advisory agreements. The management fee is payable to the investment advisers monthly and is computed on the net asset value of each fund as of the close of business each day. Strategic Income Fund pays a management fee which declines on additional assets as Strategic Income Fund increases its asset base, at the annual rate of 0.75% of the first $200 million of net assets, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66% of the next $200 million, 0.60% of the next $200 million and 0.50% of net assets over $1 billion. The management fee payable by the Fund to QVA is at an annual rate of 0.50% of net assets. The administration fee payable by the Fund to QVA for certain administrative services is at an annual rate of 0.25% of average daily net assets of the Fund. QVA currently waives payment of the investment advisory fee payable by the Fund. See "Comparative Fee Tables - Expenses of Strategic Income and the Fund; Pro Forma Expenses."

   Both Strategic Income Fund and the Fund have adopted separate service and/or distribution plans pursuant to Rule 12b-1 under the 1940 Act for their respective Class A, Class B and Class C shares. Pursuant to the plans, Class A, Class B and Class C shares of Strategic Income Fund and the Fund are authorized to pay OFDI and QVD, respectively, in connection with the distribution of shares and the servicing of shareholder accounts that hold the fund's shares. The plans for Strategic Income Fund and the Fund provide for payments at a fixed rate to compensate OFDI and QVD, respectively, except for Strategic Income Fund's Class A service plan, which provides for reimbursement of OFDI's expenses. The current maximum annual fee payable by shares of Strategic Income Fund and the Fund pursuant to their service and/or distribution plans is (i) as to Class A shares, 0.25% (as a service fee), (ii) as to Class B shares, 1.00% (consisting of a 0.25% service fee and a 0.75% "asset-based sales charge") and (iii) as to Class C shares, 1.00% (consisting of a 0.25% service fee and a 0.75% "asset-based sales charge") respectively, of average annual net assets. Class A shares of the Fund are also authorized to pay QVD a distribution fee at an annual rate of 0.05% although the Board has set the maximum fee under the Fund's Class A plan at .25%. Class B shares of Strategic Income Fund automatically convert to Class A shares of Strategic Income Fund six years after purchase. Class B shares of the Fund automatically convert to Class A shares of the Fund eight years after purchase. Accordingly, Class B shareholders of the Fund pay the asset-based sales charge on their shares for a longer period than Strategic Income Fund Class B shareholders.

Purchases, Exchanges and Redemptions

Purchases. Purchases of shares of Strategic Income Fund and the Fund may be made directly through the distributor for Strategic Income Fund or the transfer agent for the Fund, respectively, or through any dealer, broker or financial institution that has a sales agreement with the distributor for such fund (initial purchases of Fund shares must be made through such dealer, broker or institution). In addition, a shareholder of Strategic Income Fund may purchase shares automatically from an account at a domestic bank or other financial institution under the "OppenheimerFunds AccountLink" service. Class A shares of both Strategic Income Fund and the Fund generally are sold subject to an initial sales charge and Class B and Class C shares generally are sold without a front-end sales charge but may be subject to a CDSC upon redemption. See "Comparative Fee Tables -- Transaction Charges" above for a complete description of such sales charges.

   The Class A Strategic Income Fund shares to be issued under the Reorganization Agreement will be issued by Strategic Income Fund at net asset value without a sales charge. The sales charge on Class A shares of Strategic Income Fund will only affect shareholders of the Fund to the extent that they desire to make additional purchases of Class A shares of Strategic Income Fund in addition to the shares which they will receive as a result of the Reorganization. Future dividends and capital gain distributions of Strategic Income Fund, if any, may be reinvested without sales charge. The Class B and Class C shares of Strategic Income Fund to be issued under the Reorganization Agreement will be issued at net asset value and, along with the Class A shares of Strategic Income Fund to be issued under the Reorganization Agreement will be deemed aged to the same level as the shareholder's existing Fund Class A, Class B and Class C shares. Strategic Income Fund has undertaken that any Fund shareholders entitled to a waiver of or exemption from sales charges pursuant to the policy stated in the Fund's Prospectus dated March 1, 1995, as revised June 30, 1995, shall continue to be entitled to such waiver or exemption as a shareholder of Strategic Income Fund after the Reorganization so long as they continue to meet the applicable eligibility criteria. Other Oppenheimer funds shall also provide such waivers and exemptions upon implementation of appropriate prospectus disclosure.

Exchanges. Shareholders of Strategic Income Fund and the Fund may exchange their shares at net asset value for shares of the same class of mutual funds distributed by OFDI and QVD, respectively, subject to certain conditions. A Fund shareholder that exchanges Class A shares of the Fund into another fund in the Quest Funds family within six months of the purchase of such Class A Fund shares will have to pay the difference between the sales charge paid on the purchase of Class A shares of the Fund and the sales charge that would have been charged if the shareholder had originally purchased Class A shares of the Quest Fund into which the shareholder is exchanging. Strategic Income Fund offers an automatic exchange plan providing for systematic exchanges from Strategic Income Fund of a specified amount for shares of the same class of other funds within the OppenheimerFunds family.

   Redemptions. Class A shares of the funds may be redeemed without charge at their respective net asset values per share calculated after the redemption order is received and accepted; however, certain large investments in Class A shares that were exempt from the front-end sales charge upon purchase may be subject to a CDSC upon redemption. See "Comparative Fee Tables -- Transaction Charges" above. Class B shares of the funds may be redeemed at their net asset value per share, subject to a maximum CDSC of 5.0% for redemptions occurring within six years of purchase. Class C shares of both funds may be redeemed at their net asset value per share, subject to a CDSC of 1.00% if such shares are redeemed during the first 12 months following their purchase.

Shareholders of Strategic Income Fund may reinvest redemption proceeds of Class A shares on which an initial sales charge was paid, or Class A or Class B shares on which a CDSC was paid, within six months of a redemption at net asset value in Class A shares of Strategic Income Fund or any of numerous mutual funds within the OppenheimerFunds family. This privilege is not applicable to Class C Strategic Income Fund shares. Shareholders of the Fund that reinvest redemption proceeds of Class A, Class B or Class C shares in another fund in the Quest Funds family within 60 days will be reinstated as a shareholder with the same privileges regarding the non-payment of sales charges that apply to exchanges. Shareholders of the funds may redeem their shares by written request or by telephone request in certain stated amounts, or they may arrange to have share redemption proceeds wired, for a fee, to a pre-designated account at a U.S. bank or other financial institution that is an automated clearing house ("ACH") member. Checkwriting privileges on Class A shares of Strategic Income Fund are also available. Strategic Income Fund may redeem accounts valued at less than $200 if the account has fallen below such stated amount for reasons other than market value fluctuations. The funds offer automatic withdrawal plans providing for systematic withdrawals of a specified amount from the fund account.

PRINCIPAL RISK FACTORS

   In evaluating whether to approve the Reorganization and invest in Strategic Income Fund, shareholders should carefully consider the following summary of risk factors, relating to both Strategic Income Fund and the Fund, in addition to the other information set forth in this Proxy Statement and Prospectus. A complete description of risk factors for each fund is set forth in the Prospectuses of the funds and their respective Statements of Additional Information. There is no assurance that either Strategic Income Fund or the Fund will achieve its investment objective and investment in the funds is subject to investment risks, including the possible loss of the principal invested.

Strategic Income Fund is intended for investors seeking high current income and not for investors seeking capital appreciation. Strategic Income Fund is not a complete investment program and is designed for investors willing to assume a higher degree of risk. Because of the high-yield, lower-rated securities in which Strategic Income Fund invests, and its ability to invest in such securities without limit, Strategic Income Fund is considered a speculative investment, and the value of a shareholder's shares of Strategic Income Fund may decline in adverse market conditions.

Investment in Debt Securities

The funds both seek their investment objective through investments primarily in debt securities. Debt securities are subject to interest rate risk and credit risk. Interest rate risk relates to fluctuations in market value due to changes in prevailing interest rates. When prevailing interest rates fall, the value of already-issued debt securities generally rise. When interest rates rise, the value of already-issued debt securities generally decline. The magnitude of these fluctuations will often be greater for longer-term debt securities than shorter-term debt securities. Changes in the value of securities held by a fund means that the fund's share prices can go up or down when interest rates change, because of the effect of the change on the value of the fund's portfolio of debt securities. Credit risk relates to the ability of the issuer of a debt security to make interest or principal payments on the security as they become due. Strategic Income Fund and the Fund are permitted to invest a percentage of their respective total assets (as to Strategic Income Fund, up to 100%, and as to the Fund, up to 35%) in debt securities rated less than investment grade or, if unrated, judged by OMC or QVA to be of comparable quality to such lower-rated debt securities (often called "junk bonds"). Such securities are speculative and involve greater credit risks, including risk of default, than higher-rated securities. They also may be less liquid than higher-rated securities. If a fund were forced to sell a lower-grade debt security during a period of rapidly declining prices, it might experience significant losses especially if a substantial number of other holders decide to sell at the same time. Other risks may involve the default of the issuer or price changes in the issuer's securities due to change in the issuer's financial strength or economic conditions.

The funds may invest in mortgage-backed securities which securities are subject to prepayment risks. The effective maturity of a mortgage-backed security may be shortened by unscheduled or early payment of principal and interest on the underlying mortgages. This may result in greater price and yield volatility than traditional fixed-income securities that have a fixed maturity and interest rate. The principal that is returned may be invested in instruments having a higher or lower yield than the prepaid instruments depending on then-current market conditions. Such securities therefore may be less effective as a means of "locking in" attractive long-term interest rates and may have less potential for appreciation during period of declining interest rates than conventional bonds with comparable stated maturities. If the funds buy mortgage-backed securities at a premium, prepayments of principal and foreclosures of mortgages may result in some loss of the fund's principal investment to the extent of the premium paid. The value of mortgage-backed securities may also be affected by changes in the market's perception of the creditworthiness of the entity issuing or guaranteeing them or by changes in government regulations and tax policies.

Collateralized Mortgage Obligations. The funds may invest in collateralized mortgage obligations ("CMOs"). CMOs may be issued in a variety of classes or series ("tranches"). The principal value of certain CMO tranches may be more volatile and less liquid than other types of mortgage-related securities, because of the possibility that the principal value of the CMOs may be prepaid earlier than the maturity of the CMOs as a result of prepayments of the underlying mortgage loans by the borrowers.

Stripped Mortgage-Backed Securities. Strategic Income Fund may also invest in "stripped" mortgage-backed securities of CMOs. The Fund does not invest in these securities. Stripped mortgage-backed securities usually have two classes. The classes receive different proportions of the interest and principal distributions on the pool of mortgage assets that act as collateral for the security. In certain cases, one class will receive all of the interest payments, while the other class will receive all of the principal payments. The yield to maturity on the class that receives only interest is extremely sensitive to the rate of payment of the principal on the underlying mortgages. Principal prepayments increase that sensitivity. Stripped securities that pay "interest only" are therefore subject to greater price volatility when interest rates change, and they have the additional risk that if the underlying mortgages are prepaid, the fund will lose the anticipated cash flow from the interest on the prepaid mortgages. That risk is increased when general interest rates fall, and in times of rapidly falling interest rates, the fund might receive back less than its investment in such interest only security. The value of "principal only" securities generally increases as interest rates decline and prepayment rates rise. The price of these securities is typically more volatile than that of coupon-bearing bonds of the same maturity.

Zero Coupon Securities. Strategic Income Fund may invest in zero coupon Treasury and corporate securities. The Fund does not invest in these securities. A zero coupon security pays no current interest and trades at a deep discount from its face value and will be subject to greater market fluctuations from changes in interest rates than interest-paying securities. Strategic Income Fund accrues interest on its holdings without receiving the actual cash. As a result, Strategic Income Fund may be forced to sell portfolio securities to pay cash dividends or meet redemptions. Zero coupon corporate securities have an additional risk that the issuing company may fail to pay interest or repay the principal on the obligation. Strategic Income Fund may invest up to 50% of its total assets in zero coupon securities issued by either the U.S. Government or U.S. companies.

Corporate Asset-Backed Securities. Strategic Income Fund may invest in asset-backed securities. The Fund does not invest in these securities. These securities are frequently supported by a credit enhancement, such as a letter of credit, a guarantee or a preference right. However, the extent of the credit enhancement may be different for different securities and generally applies to only a fraction of the security's value. These securities present special risks. For example, in the case of credit card receivables, the issuer of the security may have no security interest in the related collateral. Thus, the risks of corporate asset-backed securities are ultimately dependent upon payment of consumer loans by the individual borrowers.

Participation Interests. Strategic Income Fund may acquire participation interests in loans that are made to U.S. or foreign companies (the "borrower") although no more than 5% of Strategic Income Fund's net assets can be invested in participation interests of the same borrower. The Fund does not invest in these securities. The value of loan participation interests depends primarily upon the creditworthiness of the borrower, and its ability to pay interest and principal. Borrowers may have difficulty making payments. If a borrower fails to make scheduled interest or principal payments, Strategic Income Fund could experience a decline in the net asset value of its shares. Some borrowers may have senior securities rated as low as "C" by Moody's or "D" by Standard & Poor's, but may be deemed acceptable credit risks.

Foreign Securities

The funds may generally invest without limit in debt securities of foreign governments and foreign companies (subject to the policy of Strategic Income Fund to not invest more than 25% of its total assets in government securities of any one foreign country). Under normal circumstances the Fund will invest at least 65% of its total assets in the securities of issuers located in not less than three different countries, one of which may be the United States. There are certain risks of foreign investing. For example, foreign issuers are not required to use generally-accepted accounting principles. If foreign securities are not registered for sale in the U.S. under U.S. securities laws, the issuer does not have to comply with the disclosure requirements of our laws, which are generally more stringent than foreign laws. The values of foreign securities investments will be affected by other factors, including exchange control regulations or currency blockage and possible expropriation or nationalization of assets. There are risks of changes in foreign currency values. The funds may purchase securities denominated in foreign currencies; accordingly, a change in value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of a fund's securities denominated in that currency. The currency rate change will also affect its income available for distribution. Although the funds' investment income from foreign securities may be received in foreign currencies, the funds will be required to absorb the cost of currency fluctuations. If a fund suffers a loss on foreign currencies after it has distributed its income during the year, the fund may find that it has distributed more income than was available from actual investment income. There may also be changes in governmental administration or economic or monetary policy in the U.S. or abroad that can affect foreign investing. In addition, it is generally more difficult to obtain court judgments outside the United States if the fund has to sue a foreign broker or issuer. Additional costs may be incurred because foreign broker commissions are generally higher than U.S. rates, and there are additional custodial costs associated with holding securities abroad.

The funds may invest in U.S. dollar-denominated foreign securities referred to as "Brady Bonds." These are debt obligations of foreign entities that may be fixed-rate par bonds or floating-rate discount bonds and are generally collateralized in full as to principal due at maturity by U.S. Treasury zero coupon obligations that have the same maturity as the Brady Bonds. In the event of a default with respect to collateralized Brady Bonds as a result of which the payment obligations of the issuer are accelerated, the securities held as collateral will not be distributed to investors, nor will such obligations be sold and the proceeds distributed. Instead, the collateral will be held by the collateral agent to the scheduled maturity of the defaulted Brady Bonds, which will continue to be outstanding, at which time the face amount of the collateral will equal the principal payments which would have then been due on the Brady Bonds in the normal course. In addition, in light of the residual risk of Brady Bonds and, among other factors, the history of defaults with respect to commercial bank loans by public and private entities of countries issuing Brady Bonds, investments in Brady Bonds are to be viewed as speculative.

Repurchase Agreements; Reverse Repurchase Agreements

The funds may enter into repurchase agreements as described below. Repurchase agreements must be fully collateralized. However, if the vendor fails to pay the resale price on the delivery date, the funds may experience costs or delays in disposing of the collateral and may experience losses to the extent that the proceeds from the sale of the collateral are less than the repurchase price.

The Fund may enter into reverse repurchase agreements. Reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund may decline more than or appreciate less than the securities the Fund has sold but is obligated to repurchase. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund's obligation to repurchase the securities and the Fund's use of the proceeds of the reverse repurchase agreements may effectively be restricted pending such decisions. Reverse repurchase agreements create leverage, a speculative factor, and will be considered borrowings by the Fund.

Options, Futures and Interest Rate Swaps; Derivatives

   The funds may purchase and sell certain kinds of futures contracts, put and call options, forward contracts, foreign currency exchange contracts and options on futures, broadly-based securities indices (as to Strategic Income Fund) and currencies for hedging purposes. Strategic Income Fund may also enter into interest rate swap agreements. The foregoing instruments, referred to as "hedging instruments," may be considered derivative investments. Strategic Income Fund may also invest in certain derivative investments to enhance income. Hedging instruments and derivative investments and their special risks are described below in "Comparison Between Strategic Income Fund and the Fund."

Borrowing for Leverage

Purchasing securities with borrowed funds is a speculative investment method known as leveraging. There are risks associated with leveraging purchases of portfolio securities by borrowing, including a possible reduction of income and increased fluctuation of net asset value per share. As described below, Strategic Income Fund is permitted to borrow for leveraging purposes although it presently does not engage in this practice. The Fund is not permitted to borrow for leveraging purposes.

Non-Diversification

The Fund is a non-diversified investment company but intends to continue to qualify as a "regulated investment company" for Federal income tax purposes. This means generally that more than 5% of the Fund's total assets may be invested in any one issuer, but only if at the close of each fiscal quarter the aggregate amount of such holdings does not exceed 50% of the value of its total assets and no more than 25% of the value of its total assets is invested in the securities of a single issuer. As a non-diversified investment company, the Fund may present greater risks than diversified companies because the Fund can invest in a smaller number of issuers. The Strategic Trust is a diversified investment company.

APPROVAL OF THE REORGANIZATION
(The Proposal)


Background

   Oppenheimer Capital, in the course of a review of its business, recently concluded that it should concentrate on its core investment management business and not continue in the retail distribution of mutual funds. Oppenheimer Capital is the parent of QVA. The retail mutual fund market requires significant assets per fund and in the aggregate for a mutual fund family to cover normal costs, significant capital investment in new products and services, financing for Class B and Class C shares and sales support. Consequently, it has become increasingly difficult for a relatively small mutual fund operation with assets under $10 billion, to compete. Sometime after this determination was made, representatives of OMC approached Oppenheimer Capital about acquiring certain of its mutual fund assets. Representatives of OMC, Oppenheimer Capital, QVD and QVA held meetings beginning in April 1995. Following the negotiation of the terms of an acquisition agreement and related agreements, an acquisition agreement (the "Acquisition Agreement") was executed by OMC, Oppenheimer Capital, QVD and QVA on August 17, 1995.

The Reorganization described in this Proxy Statement and Prospectus is one aspect of the overall Acquisition (as hereinafter defined) contemplated by the Acquisition Agreement described below. The consummation of the Acquisition is one condition, among others, to the closing of the Reorganization. Accordingly, unless the parties otherwise agree, the Reorganization may not be effected, despite shareholder approval, if the Acquisition does not close. In such case, the Fund will continue in existence and the Board will take such further action as it, in its sole discretion, deems necessary or advisable. The description of the Acquisition Agreement set forth below is a summary only.

Acquisition Agreement

The Acquisition Agreement contemplates the sale to OMC of substantially all the assets (the "Purchased Assets") of QVA, QVD and Oppenheimer Capital (collectively, the "Companies") relating to twelve Quest For Value mutual funds (the "Acquired Funds") and the assumption by OMC of certain liabilities of the Companies with respect to the Acquired Funds (the "Assumed Liabilities") (the foregoing, the "Acquisition"). The Acquisition Agreement contemplates that six of the Acquired Funds (including the Fund) will be reorganized with certain mutual funds currently advised by OMC (the "Reorganized Funds") and the remaining six Acquired Funds will enter into investment advisory agreements with OMC (or its designee) and OMC (or its designee) will thereupon enter into subadvisory agreements with QVA for the benefit of each such fund (the "Continuing Funds").

   The purchase price for the Purchased Assets will be calculated pursuant to the formula set forth on Exhibit B hereto. If the Acquisition had been consummated on July 31, 1995, QVA estimates that the purchase price (which includes the initial purchase payment payable at the closing, the amount of certain assumed liabilities, certain commissions and a deferred cash payment) would have been approximately $50 million. The actual purchase price may be lower depending upon changes in the net asset value of the Acquired Funds.

A condition to the obligation of OMC to close under the Acquisition Agreement (the "Acquisition Closing") is the approval of the reorganizations of the Reorganized Funds (including the Reorganization described in this Proxy Statement and Prospectus) and the approval of the investment advisory agreements and subadvisory agreements with the Continuing Funds by shareholders that have in the aggregate at least 75% of the closing net assets of all Acquired Funds. A condition to the obligation of the Companies to close under the Acquisition Agreement (which condition has been satisfied) is that the directors or trustees of the Continuing Funds and the Reorganized Funds have adopted a resolution that for a period of three years after the Acquisition Closing, at least 75% of the members of the board of each such fund will not be "interested persons" (as defined in the 1940 Act of the investment adviser or subadviser for such fund or "interested persons" (as defined in the 1940 Act) of QVA, the predecessor investment adviser as to the Continuing Funds. The Acquisition Agreement sets forth certain other closing conditions.

   The Companies have each agreed pursuant to an Agreement Not To Compete, not to sponsor, manage or distribute any open- end or closed end management investment company registered under the 1940 Act or any similar law in Canada (except for certain identified investment companies or types of investment companies) and not to sell, underwrite or assist in the distribution of shares of any such funds for a period to end on the earlier of (i) the third anniversary of the date on which there is no effective sub-advisory agreement between OMC and QVA or
(ii) the eighth anniversary of the Acquisition Closing. OMC and the Companies have agreed to indemnify the other for certain liabilities.

Board Approval of the Reorganization

At its meeting on June 22, 1995, the Board, including the Independent Directors, unanimously approved the Reorganization and the Reorganization Agreement, determined that the Reorganization is in the best interests of the Fund and its shareholders and resolved to recommend that Fund shareholders vote for approval of the Reorganization. The Board further determined that the Reorganization would not result in dilution of the Fund's shareholders' interests.

In evaluating the Reorganization, the Board requested and reviewed, with the assistance of independent legal counsel, materials furnished by OMC and QVA. These materials included financial statements as well as other written information regarding OMC and its personnel, operations and financial condition. The Board also reviewed the same type of information about QVA. Consideration was given to comparative information concerning other mutual funds with similar investment objectives to the Fund and Strategic Income Fund, including information prepared by Lipper Analytical Services, Inc. and Management Practice Inc. The Board also considered information with respect to the relative historical performance of the funds. The Board also reviewed and discussed the terms and provisions of the investment advisory agreement pursuant to which OMC provides investment management services to Strategic Income Fund and compared them to the existing management arrangements for the Fund as well as the management arrangements of other mutual funds, particularly with respect to the allocation of various types of expenses, levels of fees and resulting expense ratios.


In reaching its determination, the Board gave careful consideration to the following factors, among others: the Reorganization would afford the shareholders of the Fund the capabilities and resources of OMC and its affiliates in the area of investment management, distribution, shareholder servicing and marketing; the ability of the shareholders of the Fund to exchange their shares for a wider variety of portfolios within the OppenheimerFunds family with differing investment objectives than are currently available to shareholders of the Fund; the terms and conditions of the Reorganization (including that there would be no sales charge imposed in effecting the Reorganization, the Reorganization was intended to qualify as a tax-free exchange and all expenses of the Reorganization would be paid by QVA and OMC in the amounts incurred by them and the respective fund); and the similarity and differences of the investment objectives, policies and methods of the Fund and Strategic Income Fund.
The Board also considered that the annual operating expenses of Strategic Income Fund are lower, as a percentage of assets, and would be lower on a pro forma basis after giving effect to the Reorganization, than the operating expenses of the Fund, resulting in a savings to Fund shareholders. For operating expenses and other expense information relating to Strategic Income Fund and the Fund, see "Comparative Fee Tables - Expenses of Strategic Income Fund and the Fund; Pro Forma Expenses." Further, since Class B shares of Strategic Income Fund automatically convert to Class A shares after six years, as compared to a conversion of Class B shares of the Fund after eight years, Class B Fund shareholders would benefit from the earlier conversion to a Class that does not bear an annual asset-based sales charge. In addition, the Board determined that the purchase, exchange and redemption procedures and privileges provided by Strategic Income Fund are comparable to those of the Fund and that Fund shareholders currently exempt from payment of certain transaction-based sales charges will continue to be so exempt as shareholders of Strategic Income Fund.

   The Strategic Trust Board of Trustees, including the trustees who are not "interested persons" of Strategic Income Fund, unanimously approved the Reorganization and the Reorganization Agreement and determined that the Reorganization is in the best interests of Strategic Income Fund and its shareholders. The Strategic Trust Board further determined that the Reorganization would not result in dilution of the Strategic Income Fund shareholders' interests. The Strategic Trust Board considered, among other things, that an increase in Strategic Income Fund's asset base as a result of the Reorganization could benefit Strategic Income Fund shareholders due to the economies of scale available to a larger fund.

The Reorganization

   The following summary of the Reorganization Agreement is qualified in its entirety by reference to the Reorganization Agreement (a copy of which is set forth in full as Exhibit A to this Proxy Statement and Prospectus). The Reorganization Agreement contemplates a reorganization under which (i) substantially all of the assets of the Fund would be transferred to Strategic Income Fund in exchange for Class A, Class B and Class C shares of Strategic Income Fund and the assumption by Strategic Income Fund of certain liabilities of the Fund,
(ii) the Class A, Class B and Class C shares would be distributed among the respective Class A, Class B and Class C shareholders of the Fund in liquidation of the Fund and (iii) the outstanding shares of the Fund would be cancelled. Prior to the Closing Date (as hereinafter defined), the Fund will endeavor to discharge all of its liabilities and obligations when and as due prior to such date. Strategic Income Fund will not assume any liabilities or obligations of the Fund other than those reflected on an unaudited statement of assets and liabilities of the Fund prepared as of the Valuation Date and that are agreed to by Strategic Income Fund. In this regard, the Fund will retain a cash reserve (the "Cash Reserve") in an amount which is deemed sufficient in the discretion of the Board for the payment of (a) the Fund's expenses of liquidation and (b) the Fund's liabilities, other than those assumed by Strategic Income Fund. The number of full and fractional Class A, Class B and Class C shares of Strategic Income Fund to be issued to the Fund will be determined on the basis of Strategic Income Fund's and the Fund's relative net asset values per Class A, Class B and Class C shares, respectively, computed as of the close of business of the New York Stock Exchange, Inc. on the business day preceding the Closing Date (the "Valuation Date"). The Closing Date for the Reorganization will be the date of the closing of the Acquisition under the Acquisition Agreement (or such other day and time as may be mutually agreed upon in writing).

OMC will utilize the valuation procedures set forth in the Prospectus and Statement of Additional Information of Strategic Income Fund to determine the value of the Fund's assets to be transferred to Strategic Income Fund pursuant to the Reorganization, the value of Strategic Income Fund's assets and the net asset value of each class of shares of Strategic Income Fund. Such values will be computed by OMC as of the Valuation Date in a manner consistent with its regular practice in pricing Strategic Income Fund.

The Reorganization Agreement provides for coordination between the funds as to their respective portfolios so that, on and after the Closing Date, Strategic Income Fund will be in compliance with all of its investment policies and restrictions. The Fund will recognize capital gain or loss on any sales made pursuant to this condition. As noted in "Tax Aspects of the Reorganization" below, if the Fund realizes net gain from the sale of securities, such gain, to the extent not offset by capital loss carry-forwards, will be distributed to shareholders prior to the Closing Date and will be taxable to shareholders as capital gain.

   Contemporaneously with the closing, the Fund will be liquidated (except for the Cash Reserve) and the Fund will distribute or cause to be distributed pro rata to Fund shareholders of record as of the close of business on the Valuation Date the full and fractional Strategic Income Fund shares of each class received by the Fund. Upon such liquidation all issued and outstanding shares of the Fund will be cancelled on the Fund's books and Fund shareholders will have no further rights as shareholders of the Fund. To assist the Fund in the distribution of Strategic Income Fund shares, Strategic Income Fund will, in accordance with a shareholder list supplied by the Fund, cause Strategic Income Fund's transfer agent to credit and confirm an appropriate number of shares of Strategic Income Fund to each shareholder of the Fund. Certificates for shares of Strategic Income Fund will be issued upon written request of a former shareholder of the Fund but only for whole shares with fractional shares credited to the name of the shareholder on the books of Strategic Income Fund. Former shareholders of the Fund who wish certificates representing their shares of Strategic Income Fund must, after receipt of their confirmations, make a written request to Oppenheimer Shareholder Services, P.O. Box 5270, Denver, Colorado 80217. Shareholders of the Fund holding certificates representing their shares will not be required to surrender their certificates to anyone in connection with the Reorganization. After the Reorganization, however, it will be necessary for such shareholders to surrender such certificates in order to redeem, transfer, pledge or exchange any shares of Strategic Income Fund. After the closing of the Reorganization, the Fund will not conduct any business except in connection with the winding up of its affairs. Under the Reorganization Agreement, within one year after the Closing Date, the Fund shall: either (i) transfer any remaining amount of the Cash Reserve to Strategic Income Fund, if such remaining amount is not material (as defined below) or (ii) distribute such remaining amount to the shareholders of the Fund who were such on the Valuation Date. Such remaining amount shall be deemed to be material if the amount to be distributed, after deducting the estimated expenses of the distribution, equals or exceeds one cent per share of the number of Fund shares outstanding on the Valuation Date.

   The consummation of the Reorganization is subject to the conditions set forth in the Reorganization Agreement, including, without limitation, approval of the Reorganization by the Fund's shareholders. Notwithstanding approval of the Fund's shareholders, the Reorganization may be terminated at any time at or prior to the Closing Date (i) by mutual written consent of the Corporation, on behalf of the Fund, and Strategic Trust on behalf of Strategic Income Fund, (ii) by the Corporation, on behalf of the Fund, or Strategic Trust on behalf of Strategic Income Fund if the closing shall not have occurred on or before February 29, 1996 or (iii) by the Corporation, on behalf of the Fund, or Strategic Trust on behalf of Strategic Income Fund upon a material breach by the other (and, with respect to Strategic Trust on behalf of Strategic Income Fund, a material breach by QVA) of any representation, warranty, covenant or agreement contained therein to be performed on or prior to the Closing Date, if a condition therein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met prior to the Closing Date or the Acquisition is not consummated. Termination of the Reorganization Agreement will terminate all obligations of the parties thereto (other than a confidentiality obligation of Strategic Income Fund with respect to information relating to the Fund and the obligation of Strategic Income Fund to return certain books and records to the Fund) without liability except, in the event of a termination pursuant to (iii) above, any party in breach (other than a breach due to the Fund's shareholders not approving the Reorganization) of the Reorganization Agreement (or the Acquisition Agreement, if applicable) will, upon demand, reimburse the non-breaching party for all reasonable out-of-pocket fees and expenses incurred in connection with the transactions contemplated by the Reorganization Agreement.

Approval of the Reorganization will require the vote specified below in "Information Concerning the Meeting - Record Date; Vote Required; Share Information." If the Reorganization is not approved by the shareholders of the Fund, the Directors of the Corporation will consider other possible courses of action.

Tax Aspects of the Reorganization

At or prior to the Closing Date, the Fund will declare a dividend in an amount large enough so that it will have declared a dividend of all of its investment company taxable income and net capital gain, if any, for the taxable period ending with its dissolution (determined without regard to any deduction for dividends paid). Such dividends will be included in the taxable income of the Fund's shareholders as ordinary income and capital gain, respectively.

The exchange of the assets of the Fund for Class A, Class B and Class C shares of Strategic Income Fund and the assumption by Strategic Income Fund of certain liabilities of the Fund is intended to qualify for Federal income tax purposes as a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). The Fund has represented to Price Waterhouse LLP, tax adviser to the Fund, that, to the Fund's best knowledge, there is no plan or intention by any Fund shareholder who owns 5% or more of the Fund's outstanding shares, and, to the Fund's best knowledge, there is no plan or intention on the part of the remaining Fund shareholders, to redeem, sell, exchange or otherwise dispose of a number of Strategic Income Fund shares received in the transaction that would reduce the Fund shareholders' ownership of Strategic Income Fund Class A, Class B and Class C shares to a number of shares having a value, as of the Closing Date, of less than 50% of the value of all the formerly outstanding Fund shares as of the same date. The Fund and Strategic Income Fund have each further represented to Price Waterhouse LLP the fact that, as of the Closing Date, the Fund and Strategic Income Fund will qualify as regulated investment companies or will meet the diversification test of
Section 368(a)(2)(F)(ii) of the Code.

   As a condition to the closing of the Reorganization, Strategic Income Fund and the Fund will receive the opinion of Price Waterhouse LLP to the effect that, based on the Reorganization Agreement, the above representations and other representations as such firm shall reasonably request, existing provisions of the Code, Treasury Regulations issued thereunder, current Revenue Rulings, Revenue Procedures and court decisions, for Federal income tax purposes:

       1. The transfer of substantially all of the Fund's assets in exchange for Class A, Class B and Class C shares of Strategic Income Fund and the assumption by Strategic Income Fund of certain identified liabilities of the Fund followed by the distribution by the Fund of Class A, Class B and Class C shares of Strategic Income Fund to the Fund shareholders in exchange for their Fund shares will constitute a "reorganization" within the meaning of
       Section 368(a)(1) of the Code and the Fund and Strategic Income Fund will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

       2. Pursuant to Section 1032 of the Code, no gain or loss will be recognized by Strategic Income Fund upon the receipt of the assets of the Fund solely in exchange for Class A, Class B and Class C shares of Strategic Income Fund and the assumption by Strategic Income Fund of the identified liabilities of the Fund.

       3. Pursuant to Section 361(a) of the Code, no gain or loss will be recognized by the Fund upon the transfer of the assets of the Fund to Strategic Income Fund in exchange for Class A, Class B and Class C shares of Strategic Income Fund and the assumption by Strategic Income Fund of the identified liabilities of the Fund or upon the distribution of Class A, Class B and Class C shares of Strategic Income Fund to the Fund shareholders in exchange for the Fund shares.

       4. Pursuant to Section 354(a) of the Code, no gain or loss will be recognized by the Fund shareholders upon the exchange of the Fund shares for the Class A, Class B and Class C shares of
       Strategic Income Fund.

       5. Pursuant to Section 358 of the Code, the aggregate tax basis for Class A, Class B and Class C shares of Strategic Income Fund received by each Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Fund shares held by each such Fund shareholder immediately prior to the Reorganization.

       6. Pursuant to Section 1223 of the Code, the holding period of Class A, Class B and Class C shares of Strategic Income Fund to be received by each Fund shareholder will include the period during which the Fund shares surrendered in exchange therefor were held (provided such Fund shares were held as capital assets on the date of the Reorganization).

       7. Pursuant to Section 362(b) of the Code, the tax basis of the assets of the Fund acquired by Strategic Income Fund will be the same as the tax basis of such assets of the Fund immediately prior to the Reorganization.

     8. Pursuant to Section 1223 of the Code, the holding period of the assets of the Fund in the hands of Strategic Income Fund will include the period during which those assets were held by the Fund.

     9. Strategic Income Fund will succeed to and take into account the items of the Fund described in Section 381(c) of the Code, including the earnings and profits, or deficit in earnings and profits, of the Fund as of the date of the transaction. Strategic Income Fund will take these items into account subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and applicable regulations thereunder.

Shareholders of the Fund should consult their tax advisors regarding the effect, if any, of the Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the Federal income tax consequences of the Reorganization, shareholders of the Fund should also consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

Capitalization Table (Unaudited)

The table below sets forth the capitalization of Strategic Income Fund and the Fund and indicates the pro forma combined capitalization as of March 31, 1995 as if the Reorganization had occurred on that date.

                                                           Net Asset
                                        Shares             Value
                      Net Assets        Outstanding        Per Share

Oppenheimer Strategic
 Income Fund*
   Class A Shares     $2,990,586,689    663,783,585        $4.51
   Class B Shares      1,652,677,216    366,177,811         4.51


Global
Income Fund
   Class A Shares     12,360,612        1,454,155          8.50
   Class B Shares      1,118,930          131,603          8.50
   Class C Shares        279,159           32,836          8.50

Pro Forma Combined
Fund**
   Class A Shares     3,002,947,301     666,524,297        4.51
   Class B Shares     1,653,796,146     366,425,911        4.51
   Class C Shares           279,159          61,898        4.51

------------------
* Class C shares of Strategic Income Fund were first publicly offered on May 26, 1995. Accordingly, information with respect to Class C share of Strategic Income Fund is not reflected in this part of the table above.

**Reflects issuance of 2,740,712 Class A shares, 248,100 Class B shares and 61,898 Class C shares of Strategic Income Fund in a tax-free exchange for the net assets of the Fund, aggregating $ 12,360,612, $ 1,118,930 and $ 279,159 for Class A, Class B and Class C shares, respectively, of the Fund.

The pro forma ratio of expenses to average annual net assets of the combined fund at March 31, 1995 would have been 0.94%, 1.69% and 1.69% of Class A, Class B and Class C shares, respectively.

COMPARISON BETWEEN STRATEGIC INCOME FUND AND THE FUND



   Comparative information about Strategic Income Fund and the Fund is presented below. More complete information about Strategic Income Fund and the Fund is set forth in their respective Prospectuses (which, as to Strategic Income Fund, accompanies this Proxy Statement and Prospectus and is incorporated herein by reference) and Statements of Additional Information. To obtain copies, see "Miscellaneous - Public Information."

Comparison of Investment Objectives, Policies and Restrictions

Strategic Income Fund seeks a high level of current income by investing mainly in debt securities and by writing covered call options on them. Strategic Income Fund does not invest with the objective of seeking capital appreciation. The Fund seeks investment income as its primary objective, with capital appreciation as a secondary objective, through investment in a non-diversified portfolio consisting primarily of debt securities. In seeking their investment objectives, Strategic Income Fund and the Fund employ the investment policies as described in detail below.
Strategic Income Fund. Strategic Income Fund seeks its investment objective by investing principally in three market sectors: (1) debt securities of foreign governments and companies, (2) U.S. Government Securities, and (3) lower-rated, high-yield debt securities of U.S. companies. Under normal market conditions Strategic Income Fund will invest in each of these three sectors, but from time to time OMC will adjust the amounts Strategic Income Fund invests in each sector.

By investing in all three sectors, Strategic Income Fund seeks to reduce the volatility of fluctuations in its net asset value per share, because the overall securities price and interest rate movements in each of the different sectors are not necessarily correlated with each other. Changes in one sector may be offset by changes in another sector that moves in a different direction. Therefore, this strategy may help reduce some of the risks from negative market movements and interest rate changes in any one sector. However, Strategic Income Fund may invest up to 100% of its assets in any one sector if OMC believes that in doing so Strategic Income Fund can achieve its objective without undue risk to Strategic Income Fund's assets.

When investing Strategic Income Fund's assets, OMC considers many factors, including general economic conditions in the U.S. and abroad, prevailing interest rates, and the relative yields of U.S. and foreign securities. While Strategic Income Fund may seek to earn income by writing covered call options, market price movements may make it disadvantageous to do so. Strategic Income Fund may also try to hedge against losses by using hedging strategies described below. When market conditions are unstable, Strategic Income Fund may invest substantial amounts of its assets in money market instruments for defensive purposes. These investments include U.S. Government Securities, bank obligations, commercial paper, corporate obligations and other instruments approved by the Board of Trustees of Strategic Trust.

In seeking high current income, Strategic Income Fund may invest in higher-yielding, lower-rated debt securities, commonly known as "junk bonds." There is no restriction on the amount of Strategic Income Fund's assets that could be invested in these types of securities. Lower-rated debt securities are those rated below "investment grade," such as debt securities that have a rating of "Baa" or lower by Moody's Investors Service, Inc. ("Moody's") or "BBB" or lower by Standard & Poor's Corporation ("S&P"). These securities may be rated as low as "C" or "D" or may be in default at time of purchase. OMC does not rely solely on ratings of securities by rating agencies when selecting investments for Strategic Income Fund, but evaluates other economic and business factors as well. Strategic Income Fund may invest in unrated securities that OMC believes offer yields and risks comparable to rated securities.

As of June 30, 1995, Strategic Income Fund's portfolio included corporate bonds in the following S&P rating categories or if unrated, determined by OMC to be comparable to the category indicated (the amounts shown are dollar-weighted average values of the bonds in each category measured as a percentage of Strategic Income Fund's total assets): AAA, 0%; AA, 0%; A, 0.3%; BBB, 1.5%; BB, 3.9%; B, 18.3%; CCC,
3.4%; CC, 0%; C, 0%; D, 0.4%; unrated (by S&P or Moody's), 5.1%.  The
Appendix to the Prospectus of Strategic Income Fund describes the rating categories.

Strategic Income Fund may invest in debt securities issued or guaranteed by foreign companies, "supranational" entities such as the World Bank, and foreign governments or their agencies. These foreign securities may include debt obligations such as government bonds, debentures issued by companies, as well as notes. Strategic Income Fund will not invest more than 25% of its total assets in government securities of any one foreign country. Otherwise, Strategic Income Fund is not restricted in the amount of its assets it may invest in foreign countries or in which countries. Strategic Income Fund may buy or sell foreign currencies and foreign currency forward contracts (agreements to exchange one currency for another at a future date) to hedge currency risks and to facilitate transactions in foreign investments. Although currency forward contracts can be used to protect Strategic Income Fund from adverse exchange rate changes, there is a risk of loss if OMC fails to predict currency exchange movements correctly.

Strategic Income Fund may also invest in U.S. Government Securities (including U.S. Government Securities that are issued or guaranteed by federal agencies or government-sponsored entities but are not supported by the full faith and credit of the U.S. Government, mortgage-backed U.S. Government Securities and zero coupon Treasury securities), CMOs and stripped mortgage-backed securities of CMOs.

Strategic Income Fund may also enter into "forward roll" transactions with banks and dealers with respect to the mortgage-related securities in which it can invest. These require Strategic Income Fund to secure its obligation in the transaction by segregating assets with its custodian bank equal in amount to its obligation under the roll.

Strategic Income Fund may write (that is, sell) covered call options on debt securities to raise cash for income to distribute to shareholders or for defensive reasons. When Strategic Income Fund writes a call, it receives cash (called a premium). The call gives the buyer the ability to buy the investment on which the call was written from Strategic Income Fund at the call price during the period in which the call may be exercised. If the value of the investment does not rise above the call price, it is likely that the call will lapse without being exercised, while Strategic Income Fund keeps the cash premium (and the investment).

In addition to the foregoing, Strategic Income Fund may invest in debt securities and dividend-paying common stocks issued by U.S. companies, including bonds, debentures, notes, preferred stocks, zero coupon securities, participation interests, asset-backed securities and sinking fund and callable bonds. Strategic Income Fund may purchase these securities in public offerings or through private placements. Strategic Income Fund has no limitations on the maturity, capitalization of the issuer or credit rating of the domestic and foreign debt securities in which it invests, although it is expected that most issuers will have total assets in excess of $100 million.

The Fund. The Fund seeks its investment objective by investing primarily in investment-grade debt securities of foreign and domestic corporations and foreign governments, or their agencies and instrumentalities, and in U.S. Government Securities. Generally the debt securities in which the Fund will invest will be those believed by QVA to offer potential for capital appreciation in addition to investment income, because of such factors as anticipated changes in the comparative level of interest rates in different countries or anticipated improvements in the issuer's credit rating. Under normal circumstances the Fund will invest at least 65% of its total assets in the securities of issuers located in not less than three different countries, one of which may be the United States. The Fund may also invest in preferred stocks, securities convertible into common stock and short-term money market instruments. Investments in preferred stocks and securities convertible into common stock will be limited to 10% of the total assets of the Fund at the time of purchase. The Fund may invest in lower-quality high yielding debt securities (also known as "junk bonds") of foreign issuers which may be located in countries with "emerging markets". The Fund's current intention is to limit its investment in these securities to up to 35% of its net assets. QVA anticipates that the average dollar weighted maturity of the Fund will be between 5 and 10 years.

Special Investment Methods

Strategic Income Fund and the Fund may use the special investment methods summarized below.

Loans of Portfolio Securities. Both Strategic Income Fund and the Fund may lend their portfolio securities to brokers, dealers and other financial institutions, subject to certain conditions. As to Strategic Income Fund, these loans are limited to not more than 25% of Strategic Income Fund's total assets although it is not expected that such loans will exceed 5% of the value of the total assets of Strategic Income Fund. The Fund may commit up to 33-1/3% of the value of its total assets to such loans, but has not entered into any to date.

Repurchase Agreements; Reverse Repurchase Agreements. Both Strategic Income Fund and the Fund may enter into repurchase agreements. In a repurchase transaction, the fund buys a security and simultaneously sells it to the vendor for delivery at a future date. There is no limit on the amount of either fund's net assets that may be subject to repurchase agreements of seven days or less. Strategic Income Fund and the Fund will not enter into a repurchase agreement that will cause more than 10% (as to Strategic Income Fund, which limit could increase to 15%) or 15% (as to the Fund) of its net assets to be subject to repurchase agreements having a maturity beyond seven days. The Fund may also enter into reverse repurchase agreements. Under a reverse repurchase agreement the Fund sells securities and agrees to repurchase them at a mutually agreed to date and price.

Hedging. Strategic Income Fund may purchase and sell: futures contracts that relate to broadly-based securities indices and interest rates; foreign currency exchange contracts ("forward contracts"); and certain put and call options. Strategic Income Fund may also enter into interest rate swap agreements. The Fund may purchase or sell financial futures contracts (including bond futures contracts and index futures contracts), forward contracts, foreign currency futures contracts, options on futures contracts and options on currencies. The Fund may also write covered call options; it is also authorized to write covered put options but does not presently intend to do so.
These are all referred to as "hedging instruments." The funds do not use hedging instruments for speculative purposes. Strategic Income Fund may only purchase a call or put if, after such purchase, the value of all call and put options held by Strategic Income Fund would not exceed 5% of Strategic Income Fund's total assets. Other limits on the use of hedging instruments are described in the funds' respective Prospectuses and Statements of Additional Information.

Hedging instruments may be used to manage a fund's exposure to the possibility that the prices of its portfolio securities may decline, or to establish a position in the securities market as a temporary substitute for purchasing individual securities; to try to manage its exposure to changing interest rates; to hedge the fund's portfolio against price fluctuations; and to increase the fund's exposure to the securities market. Forward contracts are used to try to manage foreign currency risks on foreign investments. Foreign currency options are used to try to protect against declines in the dollar value of foreign securities a fund owns, or to protect against an increase in the dollar cost of buying foreign securities.

   The use of hedging instruments requires special skills and knowledge of investment techniques that are different than those required for normal portfolio management. If the investment adviser to the fund uses a hedging instrument at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the fund's return. The fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market for the future or option. Options trading involves the payment of premiums and has special tax effects on the fund. There are also special risks in particular hedging strategies. If a covered call written by the fund is exercised on an investment that has increased in value, the fund will be required to sell the investment at the call price and will not be able to realize any profit if the investment has increased in value above the call price. Strategic Income Fund could be obligated to pay more under its swap agreements than it receives under them, as a result of interest rate changes. Interest rate swaps are subject to credit risks (if the other party fails to meet its obligations) and also to interest rate risks.

Derivative Investments. Strategic Income Fund can invest in a number of different kinds of "derivative investments." Some types of derivatives may be used for hedging purposes, as described above. Strategic Income Fund may invest in others because they offer the potential for increased income and principal value. Strategic Income Fund may write covered call options to provide income for liquidity purposes, defensive reasons, or to raise cash to distribute to shareholders. In general, a "derivative investment" is a specially-designed investment the performance of which is linked to the performance of another investment or security, such as an option, future, index, currency or commodity. In the broadest sense, derivative investments include the hedging instruments in which the funds may invest. Other types of derivatives in which Strategic Income Fund may invest include index-linked or commodity-linked notes, debt exchangeable for common stock, equity-linked debt securities and currency indexed securities.

One risk of investing in derivative investments is that the company issuing the instrument might not pay the amount due on the maturity of the instrument. There is also the risk that the underlying investment or security might not perform the way the investment adviser expected it to perform. The performance of derivative investments may also be influenced by interest rate changes in the U.S. and abroad. All of these risks can mean that Strategic Income Fund will realize less income than expected from its investments, or that it can lose part of the value of its investments, which will affect Strategic Income Fund's share price.

   Borrowing for Leverage. Strategic Income Fund is permitted to increase its ownership of securities by borrowing up to 50% of the value of its net assets from banks on an unsecured basis and investing the borrowed funds (on which Strategic Income Fund will pay interest), subject to the 300% asset coverage requirement of the 1940 Act. Purchasing securities with borrowed funds is a speculative investment method known as leveraging. There are risks associated with leveraging purchases of portfolio securities by borrowing, including a possible reduction of income and increased fluctuation of net asset value per share. To date, Strategic Income Fund has not borrowed money for investing. The Fund may not borrow for leveraging purposes. Any borrowings of money by the Fund may not exceed 33-1/3% of the value of its total assets, and additional investments may not be made while such borrowings exceed 5% of total assets.

Illiquid and Restricted Securities. Under the policies and procedures established by Strategic Trust's Board of Trustees, OMC determines the liquidity of certain of Strategic Income Fund's investments. Investments may be illiquid because of the absence of an active trading market, making it difficult to value them or dispose of them promptly at an acceptable price. A restricted security is one that has a contractual restriction on its resale or which cannot be sold publicly
until it is registered under the Securities Act of 1933.   Strategic
Income Fund will not invest more than 10% of its net assets in illiquid or restricted securities (that limit may increase to 15% if certain state laws are changed or shares are no longer sold in those states). Strategic Income Fund's percentage limitation on these investments does not apply to certain restricted securities that are eligible for resale to qualified institutional purchasers. As a matter of fundamental policy the Fund may not invest more than 15% of its total assets in illiquid securities including securities for which there is no readily available market, repurchase agreement which have a maturity of longer than seven days, securities subject to legal or contractual restrictions and certain over-the-counter options.

Warrants and Rights. Warrants basically are options to purchase stock at set prices that are valid for a limited period of time. Rights are options to purchase securities, normally granted to current holders by the issuer. The funds may invest up to 5% of their respective total assets in warrants or rights. That 5% does not apply to warrants and rights Strategic Income Fund acquired as part of units with other securities or that were attached to other securities. No more than 2% of Strategic Income Fund's assets may be invested in warrants that are not listed on the New York or American Stock Exchanges.

"When-Issued" and Delayed Delivery Transactions. The funds may purchase securities on a "when-issued" basis and may purchase or sell securities on a "delayed delivery" basis. These terms refer to securities that have been created and for which a market exists, but which are not available for immediate delivery. There may be a risk of loss to the fund if the value of the security declines prior to the settlement date.

Investment Restrictions

Both Strategic Income Fund and Fund have certain investment restrictions that, together with their respective investment objectives, are fundamental policies changeable only by shareholder approval. The investment restrictions of Strategic Income Fund and the Fund are substantially the same except as set forth below.

Strategic Income Fund cannot (1) as to 75% of its total assets, buy securities issued or guaranteed by a single issuer if, as a result, Strategic Income Fund would have invested more than 5% of its assets in the securities of that issuer, or would own more than 10% of that issuer's voting securities (purchases of U.S. Government Securities are not restricted by this policy); (2) make loans except by purchasing debt obligations in accordance with its investment objectives and policies, or by entering into repurchase agreements or as described in "Loans of Portfolio Securities" in its Prospectus; and (3) buy securities of an issuer which, together with any predecessor, has been in operation for less than three years if, as a result, the aggregate of such investments would exceed 5% of the value of the Fund's total assets. The Fund has an investment restriction similar to the foregoing "(3)", but it is not fundamental.

The Fund cannot: (1) invest in securities of other investment companies except in connection with a merger, consolidation, reorganization or acquisition of assets, (2) invest more than 15% of its total assets in illiquid securities including securities for which there is no readily available market, repurchase agreements which have a maturity of longer than seven days, securities subject to legal or contractual restrictions and certain over-the counter options; (3) as to 75% of its total assets, purchase more than 10% of the voting securities of any one issuer; (4) issue senior securities as defined in the 1940 Act except insofar as the Fund may be deemed to have issued a senior security by reason of: (a) entering into any repurchase agreement; (b) borrowing money in accordance with restrictions described above; or (c) lending portfolio securities; (5) invest more than 10% of its assets in securities of other investment companies or more than 5% of its assets in the securities of one investment company or more 3% of the outstanding voting securities of such company,provided that the foregoing restrictions on investment company purchases and holding are inapplicable to acquisition in connection with a merger, consolidation, reorganization or acquisition of assets (except that the Fund may in the future invest all of its investable assets in an open end management invest company with substantially the same investment objective and restrictions as the Fund); (6) pledge its assets or assign or otherwise encumber its assets in excess of 33 1/3% of its net assets (taken at market value at the time of pledging ) and then only to secure borrowings effected within the limitations set forth in the Fund's Prospectus; and (7) make short sales of securities (including "short sales against-the-box").

Strategic Income Fund Performance

   During Strategic Income Fund's fiscal year ended September 30, 1994, Strategic Income Fund attempted to pay dividends on its Class A shares at a constant level. That was done keeping in mind the amount of net investment income and other distributable income available from Strategic Income Fund's portfolio investments. However, the amount of each dividend can change from time to time (or there might not be a dividend at all on any class) depending on market conditions, Strategic Income Fund's expenses, and the composition of Strategic Income Fund's portfolio. Attempting to pay dividends at a constant level required OMC to monitor Strategic Income Fund's income stream from its investments and at times to select higher yielding securities (appropriate to Strategic Income Fund's objectives and investment restrictions) to maintain income at the required level. This practice did not affect the net asset values of any class of shares. The Board of Trustees of Strategic Trust may change or end Strategic Income Fund's targeted dividend level for Class A shares at any time. There is no targeted dividend level for Class B or Class C shares.


During the past fiscal year, Strategic Income Fund's performance was affected by the rise in short-term interest rates, both in the U.S. and abroad. As interest rates rose, the bond market declined. In response to rising interest rates in the U.S., OMC reduced Strategic Income Fund's exposure to long-term U.S. government bonds, as well as high yield corporate bonds issued by companies whose earnings are sensitive to interest rate changes. The proceeds from the sale of those investments were used to increase Strategic Income Fund's investment in higher- yielding, lower-rated corporate bonds issued by companies whose earnings tend to rise in the middle-to-late stages of an economic expansion. In addition, OMC used futures to hedge against interest rate risk and thus avoided the sale of interest bearing securities. As foreign interest rates rose and the dollar weakened against major currencies, OMC reduced Strategic Income Fund's investments in Latin America and other emerging markets which tend to perform poorly in a rising interest rate environment. OMC increased Strategic Income Fund's investments in foreign government bonds which OMC believed would benefit from economic growth.

Included in the Prospectus for Strategic Income Fund, a copy of which accompanies this Proxy Statement and Prospectus, in the section entitled "Performance of the Fund" is a performance graph which depicts the performance of a hypothetical $10,000 investment in Class A and Class B shares of Strategic Income Fund from the inception of each respective Class held through September 30, 1994, with all dividends and capital gains distributions reinvested in additional shares. The graph reflects the deduction of the 4.75% maximum initial sales charge on Class A shares and the maximum applicable contingent deferred sales charge for Class B shares. Class C shares were not publicly offered during the fiscal year ended September 30, 1994. Accordingly, no information is presented on Class C shares in the graph.

Because Strategic Income Fund invests in a variety of debt securities in domestic and foreign markets, Strategic Income Fund's performance is compared to the performance of The Lehman Brothers Aggregate Bond Index and The Salomon Brothers World Government Bond Index. The Lehman Brothers Aggregate Bond Index is a broad-based, unmanaged index of U.S. corporate bond issues, U.S. government securities and mortgage-backed securities widely regarded as a measure of the performance of the domestic debt securities market. The Salomon Brothers World Government Bond Index is an unmanaged index of fixed-rate bonds having a maturity of one year or more, widely regarded as a benchmark of fixed income performance on a world-wide basis. Index performance reflects the reinvestment of income, but not capital gains or transaction costs, and none of the data shows the effect of taxes. Also, Strategic Income Fund's performance data reflects the effect of Strategic Income Fund business and operating expenses. While index comparisons may be useful to provide a benchmark for Strategic Income Fund's performance, it must be noted that Strategic Income Fund's investments are not limited to the securities in any one index. Moreover, the index data does not reflect any assessment of the risk of the investments included in the index.

   Information on Fund performance is set forth in the Fund's Annual Report as of November 30, 1994, which may be obtained without charge as set forth in "Miscellaneous - Public Information."

Additional Comparative Information

General

   For a discussion of the organization and operation of Strategic Income Fund, including brokerage practices, see "Investment Objective and Policies" and "How the Fund is Managed" in Strategic Income Fund's current Prospectus and "Brokerage Policies of the Fund" in the Strategic Income Fund Additional Statement. For a discussion of the organization and operation of the Fund, including brokerage practices, see "Investment Objectives of the Fund," "Investment Restrictions and Techniques," "Investment Management Agreement" and "Additional Information" in the Fund's current Prospectus.

Financial Information

For certain financial information about Strategic Income Fund and the Fund, see (as to Strategic Income Fund) "Financial Highlights" and "Performance of the Fund" in the Strategic Income Fund current
Prospectus and (as to the Fund) "Financial Highlights" in the Fund current Prospectus.

Management of Strategic Income Fund and the Fund

For information about the management of Strategic Income Fund and the Fund, including their respective Boards of Trustees, investment advisers, portfolio managers and distributors, see (as to Strategic Income Fund) "Expenses" and "How the Fund is Managed" in the Strategic Income Fund current Prospectus and Strategic Income Fund Additional Statement and (as to the Fund) "Investment Management Agreement," Distribution Plan," "Portfolio Transactions and Turnover" and "Additional Information" in the Fund current Prospectus.

Description of Shares of Strategic Income Fund and the Fund

   The Fund is a series of the Corporation, a company organized as a Maryland corporation, and is subject to the Maryland Corporation code and its governing documents, its Articles of Incorporation and by-laws. Strategic Income Fund, which is organized as a series of Strategic Trust, a Massachusetts business trust, is governed principally by its governing documents, its Declaration of Trust and by-laws. The shareholders of each have certain rights to call a meeting of shareholders; see the Strategic Income Fund Additional Statement and the Fund Additional Statement. Amendments to the Declaration of Trust require the approval of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of Strategic Trust whereas amendments to the Corporation's Articles of Incorporation must be approved by a majority of the shares outstanding and entitled to vote. Under certain circumstances, a shareholder of Strategic Income Fund may be held personally liable as a partner for the obligations of Strategic Income Fund, and under the Declaration of Trust for Strategic Trust, such a shareholder is entitled to indemnification rights by Strategic Income Fund; the risk of a shareholder incurring any such loss is limited to the remote circumstances in which Strategic Income Fund is unable to meet its obligations.

   Each share of Strategic Income Fund represents an interest in Strategic Income Fund proportionately equal to the interest of each other share of the same class and entitles the holder to one vote per share (and a fractional vote for a fractional share) on matters submitted to a vote at shareholder meetings. Shares of Strategic Income Fund and of Strategic Trust's other series vote together in the aggregate on certain matters at shareholder meetings, such as the election of Trustees and ratification of appointment of auditors. Shareholders of a particular series or class vote separately on proposals which affect that series or class, and shareholders of a series or class which are not affected by that matter are not entitled to vote on the proposal. Strategic Income Fund is not required to hold, and does not plan to hold, regular annual meetings of shareholders. Shareholders of Strategic Income Fund have the right, under certain circumstances, to remove a Trustee and will be assisted in communicating with other shareholders for such purpose.

   Strategic Income Fund is authorized to issue an unlimited number of shares of beneficial interest. Shares are freely transferrable and do not have cumulative voting rights or preemptive or subscription rights. Strategic Income Fund is governed by a Board of Trustees that has the power, without shareholder approval, to establish and designate one or more series and to divide unissued shares into two or more classes.
The Board of Trustees has established three classes of shares, Class A, Class B and Class C. Each class invests in the same investment portfolio. Each class has its own dividends and distributions, and pays certain expenses which may be different for the different classes. Under certain circumstances, a shareholder of Strategic Income Fund may be held personally liable as a partner for the obligations of Strategic Income Fund, and under the Declaration of Trust for Strategic Income Fund, such a shareholder is entitled to indemnification rights by Strategic Income Fund; the risk of a shareholder incurring any such loss is limited to the remote circumstances in which Strategic Income Fund is unable to meet its obligations.

   For further information about the shares of Strategic Income Fund, and for a description of the classes of shares of Strategic Income Fund and the Fund, including voting rights, restrictions on disposition and potential liability associated with their ownership, see (as to Strategic Income Fund) "How the Fund is Managed" in the Strategic Income Fund current Prospectus and Strategic Income Fund Additional Statement and (as to the Fund) "Additional Information" in the Fund current Prospectus.

Dividends, Distributions and Taxes

Both funds declare dividends from net investment income on each regular business day, distribute dividends monthly and distribute net long-term capital gains annually. Strategic Income Fund distributes net short-term capital gains annually and the Fund distributes such gains quarterly. For a discussion of the policies of Strategic Income Fund and the Fund with respect to dividends and distributions, and a discussion of the tax consequences of an investment in Strategic Income Fund and the Fund, see (as to Strategic Income Fund) "Dividends, Capital Gains and Taxes" in the Strategic Income Fund current Prospectus and (as to the Fund) "Dividends and Distributions" and "Tax Status" in the Fund current Prospectus.

Purchases, Redemptions and Exchanges of Shares

For a discussion of how shares of Strategic Income Fund and the Fund may be purchased, redeemed and exchanged, see (as to Strategic Income
Fund) "How to Buy Shares," "How to Sell Shares," "Exchanges of Shares," "Special Investor Services," "Service Plan for Class A Shares," "Distribution and Service Plan for Class B Shares" and "Distribution and Service Plan for Class C Shares" in the Strategic Income Fund current Prospectus; and see "How to Buy Shares," "How to Redeem Shares," "Exchanging Shares" and "Additional Information" in the Fund current Prospectus.

Shareholder Inquiries

For a description of how shareholder inquiries should be made, see (as to Strategic Income Fund) "How the Fund is Managed" in the Strategic Income Fund current Prospectus and (as to the Fund) "Additional
Information" in the Fund current Prospectus.



INFORMATION CONCERNING THE MEETING

The Meeting

The Meeting will be held at One World Financial Center, New York, New York 10281 on the 40th Floor at 10:00 A.M., New York time, on November 16, 1995 and any adjournments thereof. At the Meeting, shareholders of the Fund will be asked to consider and vote upon approval of the Reorganization Agreement, and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund in exchange for Class A, Class B and Class C shares of Strategic Income Fund and the assumption by Strategic Income Fund of certain liabilities of the Fund, the distribution of such shares to the shareholders of the Fund in liquidation of the Fund and the cancellation of the outstanding shares of the Fund.

Record Date; Vote Required; Share Information

The Board has fixed the close of business on September 25, 1995 as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Meeting. The affirmative vote of a majority of the shares of the Fund outstanding and entitled to vote at the Meeting is required for approval of the Proposal. Each shareholder will be entitled to one vote for each share and a fractional vote for each fractional share held of record at the close of business on the Record Date. For purposes of voting with respect to the Reorganization, the Class A, Class B and Class C shares of the Fund shall vote together as a single class. Only shareholders of the Fund will vote on the Reorganization. The vote of shareholders of Strategic Income Fund is not being solicited to approve the Reorganization Agreement.

At the close of business on the Record Date, there were approximately _____________ Class A, ___________ Class B and _____________ Class C
shares of the Fund issued and outstanding. The presence in person or by proxy of the holders of a majority of such shares constitutes a quorum for the transaction of business at the Meeting. As of the close of business on the Record Date, there were approximately _____________ Class A, _______________ Class B and ______________ Class C shares of
Strategic Income Fund issued and outstanding. (To the knowledge of the Fund, as of the Record Date, no person owned of record or beneficially 5% or more of the outstanding Class A, Class B or Class C Fund shares or 5% or more of the outstanding shares of the Fund.) To the knowledge of Strategic Trust as of the Record Date, no person owned of record or beneficially 5% or more of the outstanding Class A, Class B or Class C Strategic Income Fund shares or 5% or more of the outstanding shares of Strategic Income Fund. (As of the Record Date, the officers and Trustees of Strategic Income Fund, and the officers and Trustees of the Trust, beneficially owned as a group less than 1% of the outstanding shares of each class of Strategic Income Fund and the Fund, respectively, and of Strategic Income Fund and the Fund, respectively.)

   In the event a quorum does not exist on the date originally scheduled for the Meeting, or, subject to approval of the Board, for other reasons, one or more adjournments of the Meeting may be sought by the Board. Any adjournment would require a vote in favor of the adjournment by the holders of a majority of the shares present at the Meeting (or any adjournment thereof) in person or by proxy. The persons named as proxies will vote all shares represented by proxies which they are required to vote in favor of the Proposal, in favor of an adjournment, and will vote all shares which they are required to vote against the Proposal, against an adjournment.

Proxies

   The enclosed form of proxy, if properly executed and returned, will be voted (or counted as an abstention or withheld from voting) in accordance with the choices specified thereon, and will be included in determining whether there is quorum to conduct the Meeting. If a shareholder executes and returns a proxy but fails to indicate how the votes should be cast, the proxy will be voted in favor of the Proposal.

   Shares owned of record by broker-dealers for the benefit of their customers ("street account shares") will be voted by the broker-dealer based on instructions received from its customers. If no instructions are received, the broker-dealer may (if permitted under applicable stock exchange rules), as record holder, vote such shares on the Proposal in the same proportion as that broker-dealer votes street account shares for which voting instructions were received in time to be voted ("broken non-votes"). Abstentions and broker non-votes will be counted as present for purposes of determining a quorum and will have the same effect as a vote against the Proposal. The proxy may be revoked at any time prior to the voting thereof by: (i) writing to the Secretary of the Corporation at One World Financial Center, New York, New York 10281; (ii) attending the Meeting and voting in person; or
(iii) signing and returning a new proxy (if returned and received in time to be voted).

Costs of the Solicitation and the Reorganization

   All expenses of this solicitation, including the cost of printing and mailing this Proxy Statement and Prospectus, will be evenly apportioned between QVA and OMC. Any documents such as existing prospectuses or annual reports that are included in that mailing will be a cost of the fund issuing the document. In addition to the solicitation of proxies by mail, proxies may be solicited by officers and employees of QVA, the Corporation's investment adviser, or QVA's affiliates, personally or by telephone or telegraph. In addition, QVA has retained D.F. King & Co., Inc., 77 Water Street, New York, New York 10005 to assist in the solicitation of proxies primarily by contacting shareholders by telephone and telegram for a fee not to exceed $____, plus reasonable out-of-pocket expenses. The cost for such proxy solicitor will be shared by QVA and OMC. D.F. King & Co., Inc. may call shareholders to ask if they would be willing to have their votes recorded by telephone. The telephone voting procedure is designed to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been recorded properly. The Trust has been advised by counsel that these procedures are consistent with the requirements of applicable law. Shareholders voting by telephone would be asked for their social security number or other identifying information and would be given an opportunity to authorize proxies to vote their shares in accordance with their instructions. To ensure that the shareholders' instructions have been recorded correctly they will receive a confirmation of their instructions in the mail. A special toll-free number will be available in case the information contained in the confirmation is incorrect. Although a shareholder's vote may be taken by telephone, each shareholder will receive a copy of this Proxy Statement and Prospectus and may vote by mail using the enclosed proxy card. Brokerage houses, banks and other fiduciaries may be requested to forward soliciting material to the beneficial owners of shares of the Fund and to obtain authorization for the execution of proxies. For those services, if any, they will be reimbursed by the Corporation for their reasonable out-of-pocket expenses.
With respect to the Reorganization, OMC and QVA will share the cost of the tax opinion. Any other out-of-pocket expenses of Strategic Income Fund and the Fund associated with the Reorganization, including fund, accounting and transfer agent expenses, will be borne by OMC and QVA, respectively, in the amounts so incurred by the respective fund.

MISCELLANEOUS

Financial Information

   The Reorganization will be accounted for by Strategic Income Fund in its financial statements similar to a pooling without restatement. Further financial information as to the Fund is contained in its current Prospectus, which is available without charge upon written request to Quest for Value Distributors, at P.O. Box 3567, Church Street Station, New York, New York 10277-1296, and is incorporated herein, and in its audited financial statements as of November 30, 1994 and unaudited financial statements as of May 31, 1995, which are included in the Additional Statement. Financial information for Strategic Income Fund is contained in its current Prospectus accompanying this Proxy Statement and Prospectus and incorporated herein, and in its audited financial statements as of December 31, 1994 which are included in the Additional Statement.

Public Information

Additional information about Strategic Income Fund and the Fund is available, as applicable, in the following documents: (i) Strategic Income Fund's Prospectus dated May 26, 1995, supplemented July 14, 1995, accompanying this Proxy Statement and Prospectus and incorporated herein by reference; (ii) the Fund's Prospectus dated March 1, 1995 as revised June 30, 1995, which may be obtained without charge by writing to QVD at the address indicated above; (iii) Strategic Income Fund's Annual Report as of September 30, 1994 and Semi-Annual Report as of March 31, 1995, which may be obtained without charge by writing to OSS at the address on the cover of this Proxy Statement and Prospectus; and
(iv) the Fund's Annual Report as of November 30, 1994, and Semi-Annual Report as of May 31, 1995 which may be obtained without charge by writing to QVD. All of the foregoing documents and the Statements of Additional Information referred to below may be obtained by calling the toll-free number for Strategic Income Fund or the Fund, as applicable, on the cover of this Proxy Statement and Prospectus.

   Additional information about the following matters is contained in the Additional Statement, which is incorporated by reference and includes the Strategic Income Fund Additional Statement, the Fund's Prospectus dated March 1, 1995, as revised June 30, 1995, the Fund Additional Statement and the Annual and Semi-Annual Reports described in the preceding paragraph: the organization and operation of Strategic Income Fund and the Fund; more information on investment policies, practices and risks; information about Strategic Income Fund's and the Fund's respective Boards of Trustees and their responsibilities; a further description of the services provided by Strategic Income Fund's and the Fund's investment adviser, distributor, and transfer and shareholder servicing agent; dividend policies; tax matters; an explanation of the method of determining the offering price of the shares of Strategic Income Fund and the Fund; purchase, redemption and exchange programs; and distribution arrangements.

Strategic Income Fund and the Fund are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, file reports and other information with the SEC. Proxy material, reports and other information about Strategic Income Fund and the Fund which are of public record can be inspected and copied at public reference facilities maintained by the SEC in Washington, D.C. and certain of its regional offices, and copies of such materials can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549.

OTHER BUSINESS

Management of the Fund knows of no business other than the matters specified above which will be presented at the Meeting. Since matters not known at the time of the solicitation may come before the Meeting, the proxy as solicited confers discretionary authority with respect to such matters as properly come before the Meeting, including any adjournment or adjournments thereof, and it is the intention of the persons named as attorneys-in-fact in the proxy to vote this proxy in accordance with their judgment on such matters.

By Order of the Board of Directors


Deborah Kaback, Secretary

_______, 1995285




MERGE/231proxy.QF5

EXHIBIT A

AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") is made as of this ____ day of September, 1995, by and among Oppenheimer Strategic Funds Trust, a Massachusetts business trust ("Oppenheimer Trust"), on behalf of Oppenheimer Strategic Income Fund ("Oppenheimer Fund"), a series of Oppenheimer Trust, Quest for Value Global Funds, Inc., a Maryland corporation ("Quest For Value"), on behalf of Quest for Value Global Income Fund ("Quest Portfolio"), a series of Quest For Value, and Quest for Value Advisors ("Quest Advisors"), a Delaware general partnership which serves as investment adviser to the Quest
Portfolio.

     This Agreement is intended to be and is adopted as a "plan of reorganization", within the meaning of Treas. Reg. Section 1.368-2(g), for a reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended ("Code"). The reorganization ("Reorganization") will consist of the transfer to the Oppenheimer Fund of substantially all of the assets of the Quest Portfolio in exchange for the assumption by the Oppenheimer Fund of such stated liabilities of the Quest Portfolio as shall be agreed to by the Oppenheimer Fund and the issuance by the Oppenheimer Fund of shares of beneficial interest of the Oppenheimer Fund ("shares") of Class A, Class B and Class C to be distributed contemporaneously with the Closing Date (as hereinafter defined), to the shareholders of the Quest Portfolio in liquidation of the Quest Portfolio as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement. To the extent necessary to effectuate the transactions contemplated by this Agreement, or as the context of representations, warranties, covenants and other agreements set forth in this Agreement may require, all references in this Agreement to the Quest Portfolio shall include Quest For Value and all references to the Oppenheimer Fund shall include the Oppenheimer Trust.

     In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.   THE REORGANIZATION AND LIQUIDATION OF THE QUEST PORTFOLIO

     1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, on the Closing Date, the Quest Portfolio will assign, deliver and otherwise transfer its assets as set forth in paragraph 1.2 ("Quest Portfolio Assets") to the Oppenheimer Fund, and the Oppenheimer Fund will in exchange therefor assume Quest Portfolio's stated liabilities on the Closing Date as set forth in paragraph 1.3 and deliver to the Quest Portfolio the number of each class of shares of the Oppenheimer Fund, including fractional Oppenheimer Fund shares, determined by dividing the value of the Quest Portfolio Assets, net of such stated liabilities, represented by shares of each class of the Quest Portfolio computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of each class of shares of the Oppenheimer Fund, computed in the manner and as of the time and date set forth in paragraph 2.2. Such transactions shall take place at the closing provided for in paragraph 3.1 ("Closing").

     1.2 (a) The Quest Portfolio Assets shall consist of all property and rights, including without limitation all cash, cash equivalents, securities and dividend and interest receivables owned by the Quest Portfolio, and any deferred or prepaid expenses shown as an asset on the Quest Portfolio's books on the Closing Date. Notwithstanding the foregoing, the Quest Portfolio Assets shall exclude a cash reserve (the "Cash Reserve") to be retained by the Quest Portfolio sufficient in its discretion for the payment of the expenses of the Quest Portfolio's dissolution and its liabilities, but not in excess of the amount contemplated by paragraph 7.11.

          (b) Promptly following the signing of this Agreement, the Quest Portfolio will provide the Oppenheimer Fund with a list of its assets as of the most reasonably practical date. On the Closing Date, the Quest Portfolio will provide the Oppenheimer Fund with a list of the Quest Portfolio Assets to be assigned, delivered and otherwise transferred to the Oppenheimer Fund and of the stated liabilities to be assumed by the Oppenheimer Fund pursuant to this Agreement.

     1.3 The Quest Portfolio will endeavor to discharge all of its liabilities and obligations when and as due prior to the Closing Date. An unaudited Statement of Assets and Liabilities of the Quest Portfolio will be prepared by the Treasurer of the Quest Portfolio, as of the Valuation Date, which Statement shall be prepared in conformity with generally accepted accounting principles consistently applied from the prior audited period. On the Closing Date, the Oppenheimer Fund shall assume such stated liabilities, expenses, costs, charges and reserves set forth on such Statement as shall be agreed to by the Oppenheimer Fund.

     1.4 In order for the Quest Portfolio to comply with Section 852(a)(1) of the Code and to avoid having any investment company taxable income or net capital gain (as defined in Section 852(b)(2) and 1222(11) of the Code, respectively) in the short taxable year ending with its dissolution, the Quest Portfolio will on or before the Closing Date (a) declare a dividend in an amount large enough so that it will have declared dividends of all of its investment company taxable income and net capital gain, if any, for such taxable year (determined without regard to any deduction for dividends paid) and (b) distribute such dividend.

     1.5 Contemporaneously with the Closing, the Quest Portfolio will be liquidated (except for the Cash Reserve) and the Quest Portfolio will distribute or cause to be distributed the Oppenheimer Fund shares of each class received by the Quest Portfolio pursuant to paragraph 1.1 pro rata to the appropriate shareholders of record of each class determined as of the close of business on the Valuation Date as defined in paragraph 2.1. Upon such liquidation all issued and outstanding shares of the Quest Portfolio will be cancelled on the Quest Portfolio's books and the Quest Portfolio Shareholders will have no further rights as such Shareholders. The Oppenheimer Fund will not issue certificates representing the shares of the Oppenheimer Fund in connection with such exchange.

     1.6 After the Closing, the Quest Portfolio shall not conduct any business except in connection with the winding up of its affairs and shall file, or make provision for filing of, all reports it is required by law to file. After the Closing, Quest For Value may be dissolved and deregistered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). Within one year after the Closing, the Quest Portfolio shall (a) either pay or make provision for payment of all of its liabilities and taxes, and (b) either (i) transfer any remaining amount of the Cash Reserve to the Oppenheimer Fund, if such remaining amount (as reduced by the estimated cost of distributing it to shareholders) is not material (as defined below) or
(ii) distribute such remaining amount to the shareholders of the Quest Portfolio on the Valuation Date. Such remaining amount shall be deemed to be material if the amount to be distributed, after deduction of the estimated expenses of the distribution, equals or exceeds one cent per share of the Quest Portfolio outstanding on the Valuation Date.

     1.7 Copies of all books and records of or pertaining to the Quest Portfolio, including those in connection with its obligations under the 1940 Act, the Code, State blue sky laws or otherwise in connection with this Agreement, will promptly after the Closing be delivered to officers of the Oppenheimer Fund or their designee. Quest For Value and Quest Advisors shall have access to such books and records upon reasonable request during normal business hours.

2.   THE CALCULATION

     2.1 The value of the Quest Portfolio Assets shall be the value of such assets computed as of the close of business of the New York Stock Exchange on the business day preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Oppenheimer Fund's then current prospectus and statement of additional information.

     2.2 The net asset value of each class of shares of the Oppenheimer Fund shall be the net asset value per share computed on the Valuation Date, using the valuation procedures set forth in the Oppenheimer Fund's then current prospectus and statement of additional information.

     2.3 The number of each class of Oppenheimer Fund shares (including fractional shares, if any) to be issued hereunder shall be determined by dividing the value of the Quest Portfolio Assets, net of the liabilities assumed by the Oppenheimer Fund pursuant to paragraph
1.1 attributable to that class, determined in accordance with paragraph 2.1, by the net asset value of an Oppenheimer Fund share of a similar class determined in accordance with paragraph 2.2.

     2.4  All computations of value shall be made by Oppenheimer
Management Corporation in accordance with its regular practice in pricing the Oppenheimer Fund. The Oppenheimer Fund shall cause
Oppenheimer Management Corporation to deliver to the Quest Portfolio a copy of its valuation report at the Closing.

3.   CLOSING AND CLOSING DATE

     3.1 The Closing Date hereunder (the "Closing Date") shall be the date of the closing of the acquisition contemplated by that certain Acquisition Agreement (the "Acquisition Agreement") dated August 17, 1995 between Oppenheimer Management Corporation, Quest Advisors, Quest for Value Distributors and Oppenheimer Capital (or such other day and time as may be mutually agreed upon in writing). The Closing shall be held in a location mutually agreeable to all the parties hereto. All acts taking place at the Closing shall be deemed to take place simultaneously as of 9:00 a.m. Eastern time on the Closing Date unless otherwise agreed by the parties.

     3.2 Portfolio securities held by the Quest Portfolio and represented by a certificate or written instrument shall be presented by it or on its behalf to The Bank of New York (the "Custodian"), custodian for the Oppenheimer Fund, for examination no later than five
business days preceding the Valuation Date.   Such portfolio securities
(together with any cash or other assets) shall be delivered by the Quest Portfolio to the Custodian for the account of the Oppenheimer Fund on or before the Closing Date in conformity with applicable custody provisions under the 1940 Act and duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof in accordance with the custom of brokers. The portfolio securities shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price of such stamps. Portfolio securities and instruments deposited with a securities depository, as defined in Rule 17f-4 under the 1940 Act, or with a qualified foreign custodian under Rule 17f-5 of the 1940 Act shall be delivered on or before the Closing Date by book entry in accordance with customary practices of such depositories and the Custodian. The cash delivered shall be in the form of a Federal Funds wire, payable to the order of "The Bank of New York, Custodian for Oppenheimer Strategic Income Fund."

     3.3 In the event that on the Valuation Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of both the Oppenheimer Fund and the Quest Portfolio, accurate appraisal of the value of the net assets of the Oppenheimer Fund or the Quest Portfolio Assets is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed without restriction or disruption and reporting shall have been restored.

     3.4 The Quest Portfolio shall deliver to the Oppenheimer Fund or its designee (a) at the Closing a list, certified by its Secretary, of the names, addresses and taxpayer identification numbers of the Quest Portfolio Shareholders (as hereinafter defined) and the number of each class of outstanding Quest Portfolio shares owned by each such shareholder, all as of the Valuation Date (the "Quest Portfolio Shareholders"), and (b) as soon as practicable after the Closing all original documentation (including Internal Revenue Service forms, certificates, certifications and correspondence) relating to the Quest Portfolio Shareholders' taxpayer identification numbers and their liability for or exemption from back-up withholding. The Oppenheimer Fund shall issue and deliver to Quest Portfolio a confirmation evidencing delivery of each class of Oppenheimer Fund shares to be credited on the Closing Date to the Quest Portfolio or provide evidence reasonably satisfactory to the Quest Portfolio that such Oppenheimer Fund shares have been credited to Quest Portfolio's account on the books of the Oppenheimer Fund. At the Closing each party shall deliver to the other such bills of sale, assignments, assumption agreements, receipts or other documents as such other party or its counsel may reasonably request to effect the consummation of the transactions contemplated by the Agreement.

4.   COVENANTS OF THE OPPENHEIMER FUND AND THE QUEST PORTFOLIO

     4.1 The Oppenheimer Fund will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and other distributions and such changes that have been approved by shareholders of the Oppenheimer Fund at a shareholders meeting prior to the Closing of which Quest Portfolio has been advised.

     4.2 The Oppenheimer Fund will prepare and file with the Securities and Exchange Commission ("Commission") a registration statement on Form N-14 under the Securities Act of 1933, as amended ("1933 Act"), relating to the Oppenheimer Fund shares to be issued to the Quest Portfolio Shareholders pursuant to the Reorganization ("Registration Statement"). The Quest Portfolio will provide the Oppenheimer Fund with the Proxy Materials as described in paragraph 4.3 below, for inclusion in the Registration Statement. The Quest Portfolio will further provide the Oppenheimer Fund with such other information and documents relating to the Quest Portfolio as are reasonably necessary for the preparation of the Registration Statement.

     4.3 The Quest Portfolio will call a meeting of its shareholders to consider and act upon the Reorganization, including this Agreement, and take all other action necessary to obtain approval of the transactions contemplated herein. The Quest Portfolio will prepare, with such assistance from the Oppenheimer Fund as may be mutually agreed to, the notice of meeting, form of proxy and proxy statement and prospectus (collectively "Proxy Materials") to be used in connection with such meeting provided that the Oppenheimer Fund will furnish the Quest Portfolio with a current effective prospectus relating to the Oppenheimer Fund shares for inclusion in the Proxy Materials and with such other information relating to the Oppenheimer Fund as is reasonably necessary for the preparation of the Proxy Materials.

     4.4 Prior to the Closing Date, the Quest Portfolio will assist the Oppenheimer Fund in obtaining such information as the Oppenheimer Fund reasonably requests concerning the beneficial ownership of the shares of the Quest Portfolio.

     4.5 Subject to the provisions of this Agreement, the Oppenheimer Fund and the Quest Portfolio will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     4.6 As promptly as practicable, but in any case within 60 days after the Closing Date, the Quest Portfolio shall furnish or cause to be furnished to the Oppenheimer Fund, such information as the Oppenheimer Fund reasonably requests to enable the Oppenheimer Fund to determine the Quest Portfolio's earnings and profits for federal income tax purposes that will be carried over to the Oppenheimer Fund pursuant to Section 381 of the Code.

     4.7 As soon after the Closing Date as is reasonably practicable, Quest for Value shall prepare and file all federal and other tax returns and reports of the Quest Portfolio required by law to be filed with respect to all periods ending through and after the Closing Date but not theretofore filed.

     4.8 The Oppenheimer Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky and securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

     4.9 Until the third anniversary of the Closing Date, the Oppenheimer Fund will use its best efforts to assure that at least 75% of the Trustees of the Oppenheimer Fund will not be "interested persons" of the investment adviser for the Oppenheimer Fund or Quest Advisors, as the term "interested person" is defined by the 1940 Act.

5.   REPRESENTATIONS AND WARRANTIES

     5.1 Oppenheimer Trust, on behalf of the Oppenheimer Fund represents and warrants to the Quest Portfolio as follows:

     (a) The Oppenheimer Fund is a series of Oppenheimer Trust, an unincorporated voluntary association validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and has the power and authority to own its properties and to carry on its business as it is now conducted;

     (b) Oppenheimer Trust is a duly registered, open-end, management investment company, and its registration with the Commission as an investment company under the 1940 Act and the registration of its shares under the 1933 Act are in full force and effect;

     (c) All of the issued and outstanding shares of each class of the Oppenheimer Fund have been offered and sold in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. Shares of each class of the Oppenheimer Fund are registered in all jurisdictions in which they are required to be registered under state securities laws and other laws, and said registrations, including any periodic reports or supplemental filings, are complete and current, all fees required to be paid have been paid, and the Oppenheimer Fund is not subject to any stop order and is fully qualified to sell its shares in each state in which its shares have been registered;

     (d) The current prospectus and statement of additional information of the Oppenheimer Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the regulations thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

     (e) At the Closing Date, the Oppenheimer Fund will have title to the Oppenheimer Fund's assets, subject to no liens, security interests or other encumbrances except those incurred in the ordinary course of business.

     (f) The Oppenheimer Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of any provision of the Oppenheimer Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease or other undertakings to which the Oppenheimer Fund is a party or by which it is bound;

     (g) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to its knowledge, threatened against the Oppenheimer Fund or any of its properties or assets, except as previously disclosed in writing to the Quest Portfolio. The Oppenheimer Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects, or is reasonably likely to materially and adversely affect, its business or its ability to consummate the transactions contemplated herein;

     (h) The Statement of Assets and Liabilities, Statement of Operations and Statement of Changes in Net Assets as of September 30, 1994 of the Oppenheimer Fund examined by Deloitte & Touche LLP (a copy of which has been furnished to the Quest Portfolio), fairly present, in all material respects, the financial condition of the Oppenheimer Fund as of such date in conformity with generally accepted accounting principles consistently applied, and as of such date there were no known liabilities of the Oppenheimer Fund (contingent or otherwise) not disclosed therein that would be required in conformity with generally accepted accounting principles to be disclosed therein;

     (i) All issued and outstanding Oppenheimer Fund shares of each class are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable with no personal liability attaching to the ownership thereof except as otherwise set forth in the current statement of additional information for the Oppenheimer Fund under "How the Fund is Managed - Organization and History;"

     (j) Oppenheimer Trust has the power to enter into this Agreement and carry out its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Oppenheimer Trust, and this Agreement constitutes a valid and binding obligation of the Oppenheimer Trust enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles;

     (k) The Oppenheimer Fund shares of each class to be issued and delivered to the Quest Portfolio, for the account of the Quest Portfolio Shareholders, pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Oppenheimer Fund shares, and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof except as otherwise set forth in the current statement of additional information for the Oppenheimer Fund under "How the Fund is Managed - Organization and History," and no shareholder of Oppenheimer Fund will have any preemptive right or right of subscription or purchase in respect thereof;

     (l) Since September 30, 1994, there has not been (i) any material adverse change in the Oppenheimer Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or that have been approved by shareholders of the Oppenheimer Fund or (ii) any incurrence by the Oppenheimer Fund of any indebtedness except indebtedness incurred in the ordinary course of business. For the purposes of this subparagraph, neither a decline in net asset value per share of any class of the Oppenheimer Fund nor the redemption of Oppenheimer Fund shares by Oppenheimer Fund shareholders, shall constitute a material adverse change;

     (m) All material Federal and other tax returns and reports of the Oppenheimer Fund required by law to have been filed, have been filed, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports have been paid or provision has been made for the payment thereof, and to the best of the Oppenheimer Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns;

     (n) For each taxable year of its operation, the Oppenheimer Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and neither the execution or delivery of nor the performance of its obligations under this Agreement will adversely affect, and no other events are reasonably likely to occur which will adversely affect the ability of the Oppenheimer Fund to continue to meet the requirements of Subchapter M of the Code;

     (o) Since September 30, 1994, there has been no change by the Oppenheimer Fund in accounting methods, principles, or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Quest Portfolio or as set forth in the financial statements of the Oppenheimer Fund covering such period;

     (p) The information furnished or to be furnished by the Oppenheimer Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto; and

     (q) The Proxy Statement and Prospectus to be included in the Registration Statement (only insofar as it relates to the Oppenheimer
Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

5.2 Quest for Value, on behalf of the Quest Portfolio, represents and warrants to the Oppenheimer Fund as follows:

     (a) The Quest Portfolio is a series of Quest For Value, a corporation validly existing and in good standing under the laws of State of Maryland;

     (b) Quest For Value is a duly registered, open-end, management investment company, its registration with the Commission as an investment company under the 1940 Act is in full force and effect and its current Prospectus and Statement of Additional Information conform in all material respects to the requirements of the 1933 Act and the 1940 Act and the regulations thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

     (c) All of the issued and outstanding shares of each class of the Quest Portfolio have been offered and sold in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. Shares of each class of the Quest Portfolio are registered in all jurisdictions in which they are required to be registered under state securities laws and other laws, and said registrations, including any periodic reports or supplemental filings, are complete and current, all fees required to be paid have been paid, and the Quest Portfolio is not subject to any stop order and is fully qualified to sell its shares in each state in which its shares have been registered;

        (d) The Quest Portfolio is not, and the execution, delivery and performance of this Agreement will not result, in a violation of
(i) any provision of Quest For Value's Articles of Incorporation or By-Laws or (ii) of any agreement, indenture, instrument, contract, lease or other undertaking to which the Quest Portfolio is a party or by which it is bound (other than any violations that individually or in the aggregate would not have a material adverse effect on the Quest Portfolio);

     (e) The Quest Portfolio has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to or as of the Closing Date;

     (f) Except as otherwise disclosed in writing to and acknowledged by the Oppenheimer Fund prior to the date of this Agreement, no litigation, administrative proceeding, investigation, examination or inquiry of or before any court or governmental body is presently pending, or to its knowledge, threatened relating to the Quest Portfolio or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Quest Portfolio knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects, or is likely to materially and adversely affect, its business or its ability to consummate the transactions herein contemplated;

     (g) The Statements of Assets and Liabilities, Statements of Operations and Statements of Changes in Net Assets of the Quest Portfolio as of November 30, 1994 (audited), examined by Price Waterhouse LLP, and May 31, 1995 (unaudited) (copies of each of which have been furnished to the Oppenheimer Fund) fairly present, in all material respects, the Quest Portfolio's financial condition as of such dates, its results of operations for such periods and changes in its net assets for such periods in conformity with generally accepted accounting principles consistently applied, and as of such dates there were no known liabilities of the Quest Portfolio (contingent or otherwise) not disclosed therein that would be required in conformity with generally accepted accounting principles to be disclosed therein. All liabilities (contingent and otherwise) as of the Closing Date known to the Quest Portfolio will be set forth on the unaudited Statement of Assets and Liabilities referred to in paragraph 1.3.

     (h) Since the date of the most recent audited financial statements, there has not been any material adverse change in the Quest Portfolio's financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, or any incurrence by the Quest Portfolio of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed in writing to and acknowledged by the Oppenheimer Fund prior to the date of this Agreement and prior to the Closing Date. All liabilities of the Quest Portfolio (contingent and otherwise) are reflected in the unaudited statement described in paragraph 1.3 above. For the purpose of this subparagraph (h), neither a decline in the Quest Portfolio's net asset value per share nor a decrease in the Quest Portfolio's size due to redemptions by Quest Portfolio shareholders shall constitute a material adverse change;

     (i) All federal and other tax returns and reports of the Quest Portfolio required by law to be filed shall have been filed, there are no claims, levies, liabilities or amounts due for corporate, excise, income or other federal, state or local taxes outstanding or threatened against Quest Portfolio (other than those reflected on its most recent financial statements) and to the best of Quest For Value's knowledge there are no facts that might form the basis for such proceedings, no such return is currently under audit and no assessment has been asserted with respect to any such return and to the extent such tax returns with respect to the taxable year of the Quest Portfolio ended November 30, 1994 have not been filed, such returns will be filed when required and the amount of tax shown as due thereon shall be paid when due;

     (j)  For each taxable year since its inception, the Quest
Portfolio has met all the requirements of Subchapter M of the Code for qualification and treatment as a "regulated investment company" as defined therein and will be in compliance with said requirements at and as of the Closing Date;

     (k) All issued and outstanding shares of each class of the Quest Portfolio are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable with no personal liability attaching to the ownership thereof. All such shares of each class will, at the time of Closing, be held by the persons and in the amounts set forth in the list of shareholders submitted to the Oppenheimer Fund pursuant to paragraph 3.4. The Quest Portfolio does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares of any class, nor is there outstanding any security convertible into any of its shares of any class except for class B shares of the Quest Portfolio which convert into class A shares of the Quest Portfolio as described in the current prospectus of the Quest Portfolio.

     (l) At the Closing Date, the Quest Portfolio will have title to the Quest Portfolio Assets, subject to no liens, security interests or other encumbrances, and full right, power and authority to assign, deliver and otherwise transfer the Quest Portfolio Assets hereunder, and upon delivery and payment for the Quest Portfolio Assets, the Oppenheimer Fund will acquire title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act;

     (m) Quest For Value has the power to enter into this Agreement and carry out its obligations hereunder. The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of Quest For Value, and subject to the approval of Quest Portfolio's shareholders, this Agreement constitutes a valid and binding obligation of Quest For Value, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles. No other consents, authorizations or approvals are necessary in connection with the performance of this Agreement.

     (n) On the effective date of the Registration Statement, at the time of the meeting of Quest Portfolio's shareholders and on the Closing Date, the Proxy Materials (exclusive of the currently effective Oppenheimer Fund prospectus and statement of additional information incorporated therein) will (i) comply in all material respects with the provisions of the 1933 Act, the Securities Exchange Act of 1934 ("1934 Act") and the 1940 Act and the regulations thereunder and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which such statements were made, not misleading. Any other information furnished or to be furnished by Quest Portfolio for use in the Registration Statement or in any other manner that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with applicable federal securities and other laws and all regulations thereunder;

     (o) Quest Portfolio will, on or prior to the Closing Date, declare one or more dividends or other distributions to shareholders that, together with all previous dividends and other distributions to shareholders, shall have the effect of distributing to the shareholders all of its investment company taxable income and net capital gain, if any, through the Closing Date (computed without regard to any deduction for dividends paid);

     (p) Quest Portfolio has maintained or has caused to be maintained on its behalf all books and accounts as required of a registered investment company in compliance with the requirements of Section 31 of the 1940 Act and the Rules thereunder;

     (q) Quest Portfolio is not acquiring Oppenheimer Fund shares to be issued hereunder for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement;

     (r) As of the Closing Date no violation of applicable federal, state and local statute, law or regulation, exists that individually, or in the aggregate, would have a material adverse effect on the business or operations of Quest Portfolio;

     (s) As of the Closing Date the Quest Portfolio is in compliance with its investment objective(s), policies and restrictions as described in its current prospectus and statement of additional information;

     (t) There are no unresolved or outstanding shareholder claims or complaints related to Quest Portfolio and there will be no such claims or complaints as of the Closing Date other than as disclosed by Quest Advisors in writing to Oppenheimer Fund prior to the Closing Date;

     (u) Except as previously disclosed to Oppenheimer Fund in writing, and except as have been fully corrected, there have been no miscalculations of the net asset value of Quest Portfolio during the twelve-month period preceding the Closing Date and all such calculations have been done in accordance with the provisions of Rule 2a-4 under the 1940 Act.

     5.3 Quest Advisors represents and warrants to the Oppenheimer Fund as follows:

     (a) To the best knowledge of Quest Advisors after due inquiry, as of the Closing Date no violation of applicable federal, state and local statute, law or regulation, exists that individually, or in the aggregate, would have a material adverse effect on the business or operations of Quest Portfolio.

     (b) To the best knowledge of Quest Advisors after due inquiry, assuming fulfillment of the conditions precedent to the consummation of the Reorganization, Quest Portfolio has the right, power, legal capacity and authority to enter into the Reorganization contemplated by this Agreement.

     (c) To the best knowledge of Quest Advisors after due inquiry, as of the Closing Date Quest Portfolio is in compliance with its investment objective(s), policies and restrictions as described in its current prospectus and statement of additional information.

     (d) To the best knowledge of Quest Advisors after due inquiry, as of the Closing Date there are no outstanding breaches by Quest Portfolio of any agreement, indenture, instrument, contract, lease or other undertaking to which it is a party, or by which it is bound (other than any breaches that individually or in the aggregate would not have a material adverse effect on the Quest Portfolio).

     (e) To the best knowledge of Quest Advisors upon due inquiry, there are no unresolved or outstanding shareholder claims or inquiries related to Quest Portfolio and there will be no such claims or inquiries as of the Closing Date other than as disclosed by Quest Advisors in writing to Oppenheimer Fund prior to the Closing Date.

     (f) Quest Advisors is not aware of any threatened or pending litigation, administrative proceeding, investigation, examination or inquiry of or before any court or governmental body relating to the Quest Portfolio or any of its properties or assets which, if adversely determined, would materially and adversely affect the Quest Portfolio's business or its ability to consummate the transactions herein contemplated.

     (g) Quest Advisors is not aware of any outstanding or threatened private claims or litigation relating to Quest Portfolio. Quest
Advisors knows of no facts that might form the basis for such proceedings.

     (h) Except as previously disclosed to Oppenheimer Fund in writing, and except as have been fully corrected, there have been no miscalculations of the net asset value of Quest Portfolio during the twelve-month period preceding the Closing Date and all such calculations have been done in accordance with the provisions of Rule 2a-4 under the 1940 Act.

     (i) There are no claims, levies or liabilities for corporate, excise, income or other federal, state or local taxes outstanding or threatened against Quest Portfolio, other than those reflected in its most recent audited financial statements. Quest Advisors knows of no facts that might form the basis for such proceedings.

     (j) To the best knowledge of Quest Advisors after due inquiry, there have been no material adverse changes in Quest Portfolio's financial condition, assets, liabilities or business, other than those reflected in its most recent audited financial statements and all liabilities of Quest Portfolio (contingent and otherwise) known to Quest Advisors have been reported in writing to the Oppenheimer Fund prior to the date of this Agreement and prior to the Closing Date. A reduction in net assets due to shareowner redemptions will not be deemed to be a material adverse change.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE QUEST PORTFOLIO

     The obligations of Quest Portfolio to consummate the transactions provided for herein shall be subject, at its election, to the performance by Oppenheimer Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

     6.1 All representations and warranties of Oppenheimer Trust, on behalf of Oppenheimer Fund, contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     6.2 Oppenheimer Fund shall have delivered to Quest Portfolio a certificate executed in Oppenheimer Fund's name by Oppenheimer Fund's President, Vice President or Secretary and, Treasurer or Assistant Treasurer, in a form reasonably satisfactory to Quest Portfolio and dated as of the Closing Date, to the effect that the representations and warranties of Oppenheimer Trust, on behalf of Oppenheimer Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as Quest Portfolio shall reasonably request;

     6.3 Quest Portfolio shall have received a favorable opinion from Myer, Swanson, Adams & Wolf, P.C., counsel to the Oppenheimer Fund, dated as of the Closing Date, in a form reasonably satisfactory to Gordon Altman Butowsky Weitzen Shalov & Wein, counsel to Quest
Portfolio, covering the following points:

     That (a) Oppenheimer Fund is a series of Oppenheimer Trust, an unincorporated voluntary association duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry on its business as presently conducted (Massachusetts counsel may be relied upon in delivering such opinion); (b) Oppenheimer Trust is a duly registered, open-end, management investment company and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; (c) this Agreement has been duly authorized, executed and delivered by the Oppenheimer Trust, on behalf of Oppenheimer Fund, and assuming due authorization, execution and delivery of this Agreement by Quest Portfolio, is a valid and binding obligation of Oppenheimer Trust enforceable against Oppenheimer Trust in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles; (d) Oppenheimer Fund shares to be issued to Quest Portfolio shareholders as provided by this Agreement are duly authorized and upon delivery of such shares to Quest Portfolio will be validly issued and outstanding and fully paid and non-assessable (except as otherwise set forth in the current statement of additional information for the Oppenheimer Fund under "How the Fund is Managed - Organization and History") and no shareholder of Oppenheimer Fund has any preemptive rights to subscription or purchase in respect thereof (Massachusetts counsel may be relied upon in delivering such opinion); (e) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Oppenheimer Trust's Declaration of Trust and By-Laws or any provision of any material agreement (known to such counsel) to which Oppenheimer Fund is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any material obligation or the imposition of any material penalty under any agreement, judgment or decree to which Oppenheimer Fund is a party or by which it is bound; (f) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or any state is required for the consummation by Oppenheimer Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act , the 1934 Act and the 1940 Act and such as may be required under state securities laws; (g) only insofar as they relate to Oppenheimer Fund, the descriptions in the Proxy Materials of statutes, legal and governmental proceedings and contracts and other documents, if any, are accurate and fairly present the information required to be shown;
     (h) such counsel does not know of any legal or governmental proceedings, only insofar as they relate to Oppenheimer Fund, existing on or before the date of mailing of the Proxy Materials or the Closing Date that are required to be described in the Registration Statement or in any documents that are required to be filed as exhibits to the Registration Statement that are not described as required; and (i) to the best knowledge of such counsel, no material litigation or administrative proceedings or investigation of or before any court or governmental body is presently pending or overtly threatened as to Oppenheimer Fund or any of its properties or assets and Oppenheimer Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business, other than as previously disclosed in the Registration Statement.

     6.4 All proceedings taken by Oppenheimer Trust and Oppenheimer Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to Quest Portfolio and its counsel, Gordon Altman Butowsky Weitzen Shalov & Wein.

     6.5 As of the Closing Date, there shall be no material change in the investment objective, policies and restrictions nor any increase in the investment management fees, fees payable pursuant to Oppenheimer Fund's 12b-1 plans of distribution or sales loads of Oppenheimer Fund from those described in the Prospectus and Statement of Additional Information of Oppenheimer Fund dated May 30, 1995 as supplemented July 14, 1995, except as may have been approved by shareholders of the Oppenheimer Fund.

     6.6 The Cash Reserve shall not exceed 10% of the value of the net assets, nor 30% in value of the gross assets, of the Quest Portfolio at the close of business on the Valuation Date.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF OPPENHEIMER FUND

     The obligations of Oppenheimer Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by Quest Portfolio of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

     7.1 All representations and warranties of Quest For Value, on behalf of Quest Portfolio, and Quest Advisors contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

     7.2 Quest Portfolio shall have delivered to Oppenheimer Fund a statement of Quest Portfolio Assets and its liabilities, together with a list of Quest Portfolio's securities and other assets showing the respective adjusted bases and holding periods thereof for income tax purposes, as of the Closing Date, certified by the Treasurer of Quest Portfolio;

     7.3 Quest Portfolio shall have delivered to Oppenheimer Fund at the Closing a certificate executed in Quest For Value's name by the President, Vice President or Secretary and the Treasurer or Assistant Treasurer of Quest For Value, in form and substance satisfactory to Oppenheimer Fund and dated as of the Closing Date, to the effect that the representations and warranties of Quest for Value, on behalf of Quest Portfolio, made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as Oppenheimer Fund shall reasonably request. Such a certificate shall also be delivered to Oppenheimer Fund as executed by Quest Advisors with respect to its representations and warranties made in paragraph 5.3.

     7.4 Oppenheimer Fund shall have received at the Closing a favorable opinion dated as of the Closing Date of Gordon Altman
Butowsky Weitzen Shalov & Wein, counsel to Quest For Value, in a form satisfactory to Myer, Swanson, Adams & Wolf, P.C., counsel to
Oppenheimer Fund covering the following points:

     That (a) Quest Portfolio is a series of Quest For Value, a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to own all of its properties and assets and to carry on its business as presently conducted (Maryland counsel may be relied upon in delivering such opinion); (b) Quest For Value is registered as an investment company under the 1940 Act, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; (c) this Agreement has been duly authorized, executed and delivered by Quest For Value on behalf of Quest Portfolio and, assuming due authorization, execution and delivery of this Agreement by Oppenheimer Fund, is a valid and binding obligation of Quest For Value enforceable against Quest For Value in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles; (d) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Quest For Value's Articles of Incorporation or By-Laws or any provision of any material agreement (known to such counsel) to which Quest For Value is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any material obligation or the imposition of any material penalty under any agreement, judgment or decree to which Quest For Value is a party or by which it is bound; (e) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or any state is required for the consummation by Quest For Value of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities laws; (f) only insofar as they relate to Quest For Value, the descriptions in the Proxy Materials of statutes, legal and governmental proceedings and contracts and other documents, if any, are accurate and fairly present the information required to be shown; (g) such counsel does not know of any legal or governmental proceedings, only insofar as they relate to Quest For Value, existing on or before the date of mailing the Proxy Materials or the Closing Date that are required to be described in the Registration Statement or in any documents that are required to be filed as exhibits to the Registration Statement that are not described as required; and (h) to the best knowledge of such counsel, no material litigation or administrative proceedings or investigation of or before any court or governmental body is presently pending or overtly threatened as to Quest For Value or any of its properties or assets and Quest Portfolio is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business, other than as previously disclosed in the Registration Statement.

     7.5 Between the date hereof and the Closing Date, Quest For Value shall provide Oppenheimer Fund and its representatives reasonable access during regular business hours and upon reasonable notice to the books and records of or relating to Quest Portfolio, including without limitation the books and records of Quest For Value, as Oppenheimer Fund may reasonably request. All such information obtained by Oppenheimer Fund and its representatives shall be held in confidence and may not be used for any purpose other than in connection with the transaction contemplated hereby. In the event that the transaction contemplated by this Agreement is not consummated, Oppenheimer Fund and its representatives will promptly return to Quest For Value all documents and copies thereof with respect to Quest Portfolio obtained from Quest For Value during the course of such investigation.

     7.6 Quest For Value, on behalf of Quest Portfolio shall have delivered to Oppenheimer Fund, pursuant to paragraph 5.2(g), copies of the most recent financial statements of Quest Portfolio certified by Price Waterhouse LLP.

     7.7 On the Closing Date, the Quest Portfolio Assets shall include no assets that Oppenheimer Fund, by reason of charter limitations or otherwise, may not properly acquire.

     7.8 All proceedings taken by Quest For Value and Quest Portfolio in connection with the transactions contemplated by the Agreement and all documents incidental thereto shall be reasonably satisfactory in form and substance to Oppenheimer Fund and its counsel, Myer, Swanson, Adams & Wolf, P.C.

     7.9 The stated liabilities, expenses, costs, charges and reserves reflected on the unaudited Statement of Assets and Liabilities of the Quest Portfolio referred to in paragraph 1.3 shall have been agreed to by the Oppenheimer Fund.

     7.10 The Registration Statement, including the Proxy Materials, but only insofar as it relates to the Oppenheimer Fund, filed as a part thereof, shall have been approved by the Board of Trustees of the Oppenheimer Fund.

     7.11 The Cash Reserve shall not exceed 10% of the value of the net assets, nor 30% in value of the gross assets, of the Quest Portfolio at the close of business on the Valuation Date.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF OPPENHEIMER FUND AND QUEST PORTFOLIO

     The obligations of Quest Portfolio and Oppenheimer Fund hereunder are each subject to the further conditions that on or before the Closing Date:

     8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of Quest Portfolio and certified copies of the resolutions evidencing such approval shall have been delivered to Oppenheimer Fund;

     8.2 On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

     8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions or any exemptive orders from such federal and state authorities) deemed necessary by Oppenheimer Fund or Quest For Value on behalf of Quest Portfolio to permit consummation, in all material respects, of the transactions contemplated herein shall have been obtained, except where failure to obtain any such consent, order or permit would not involve risk of a material adverse effect on the assets or properties of Oppenheimer Fund or Quest Portfolio.

     8.4 The Registration Statement on Form N-14 shall have become effective under the 1933 Act, no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

     8.5 Quest Portfolio shall have declared and paid a dividend or dividends and/or other distributions that, together with all previous such dividends or distributions, shall have the effect of distributing to the Quest Portfolio Shareholders all of Quest Portfolio's investment company taxable income (computed without regard to any deduction for dividends paid) and all of its net capital gain (after reduction for any capital loss carry-forward and computed without regard to any deduction for dividends paid) for all taxable years ending on or before the Closing Date; and

     8.6 The parties shall have received a favorable opinion from Price Waterhouse LLP (based on such representations as such firm shall reasonably request), addressed to Oppenheimer Fund and Quest Portfolio, which opinion may be relied upon by the shareholders of Oppenheimer Fund and Quest Portfolio, substantially to the effect that, for federal income tax purposes:


     (a) The transfer of substantially all of Quest Portfolio's assets in exchange for Oppenheimer Fund shares and the assumption by Oppenheimer Fund of certain identified liabilities of Quest Portfolio followed by the distribution by Quest Portfolio of Oppenheimer Fund shares to the Quest Portfolio Shareholders in exchange for their Quest Portfolio shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code and Quest Portfolio and Oppenheimer Fund will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code;

     (b) Pursuant to Section 1032 of the Code, no gain or loss will be recognized by Oppenheimer Fund upon the receipt of the assets of Quest Portfolio solely in exchange for Oppenheimer Fund shares and the assumption by Oppenheimer Fund of the identified liabilities of Quest Portfolio;

     (c) Pursuant to Section 361(a) of the Code, no gain or loss will be recognized by Quest Portfolio upon the transfer of the assets of Quest Portfolio to Oppenheimer Fund in exchange for Oppenheimer Fund shares and the assumption by Oppenheimer Fund of the identified liabilities of Quest Portfolio, or upon the distribution of Oppenheimer Fund shares to the Quest Portfolio Shareholders in exchange for the Quest Portfolio shares;

     (d) Pursuant to Section 354(a) of the Code, no gain or loss will be recognized by the Quest Portfolio Shareholders upon the exchange of the Quest Portfolio shares for the Oppenheimer Fund shares;

     (e) Pursuant to Section 358 of the Code, the aggregate tax basis for Oppenheimer Fund shares received by each Quest Portfolio Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Quest Portfolio shares held by each such Quest Portfolio Shareholder immediately prior to the Reorganization;

     (f) Pursuant to Section 1223 of the Code, the holding period of Oppenheimer Fund shares to be received by each Quest Portfolio Shareholder will include the period during which the Quest Portfolio shares surrendered in exchange therefor were held
        (provided such Quest Portfolio shares were held as capital assets on the date of the Reorganization);

     (g) Pursuant to Section 362(b) of the Code, the tax basis of the assets of Quest Portfolio acquired by Oppenheimer Fund will be the same as the tax basis of such assets to Quest Portfolio immediately prior to the Reorganization;

     (h) Pursuant to Section 1223 of the Code, the holding period of the assets of Quest Portfolio in the hands of Oppenheimer Fund will include the period during which those assets were held by Quest Portfolio; and

     (i) Oppenheimer Fund will succeed to and take into account the items of Quest Portfolio described in Section 381(c) of the Code, including the earnings and profits, or deficit in earnings and profits, of Quest Portfolio as of the date of the transaction. Oppenheimer Fund will take those items into account subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and applicable regulations thereunder.

Notwithstanding anything herein to the contrary, neither Oppenheimer Fund nor Quest Portfolio may waive the material conditions set forth in this paragraph 8.6 although the actual wording of such opinion may differ to the extent agreed to by Oppenheimer Fund and Quest Portfolio.

9.   BROKERAGE FEES AND EXPENSES

     9.1  Oppenheimer Fund and Quest For Value on behalf of Quest
Portfolio each represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2 (a) Oppenheimer Management Corporation shall bear the expenses of Oppenheimer Fund incurred in connection with entering into and carrying out the provisions of this Agreement, including legal, accounting and Commission registration fees and Blue Sky expenses. Quest Advisors (or a party other than Oppenheimer Fund) shall bear Quest Portfolio's expenses incurred in connection with entering into and carrying out the provisions of this Agreement, including legal and accounting fees, and portfolio transfer taxes (if any) incurred in connection with the consummation of the transactions contemplated herein. Notwithstanding the foregoing, expenses incurred with respect to the tax opinion referenced in paragraph 8.6 and expenses of the proxy solicitation, including the cost of printing and mailing the Proxy Materials, will be evenly apportioned between Quest Advisors and Oppenheimer Management Corporation.

     (b) In the event the transactions contemplated herein are not consummated by reason of Quest Portfolio's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to Quest Portfolio's obligations specified in this Agreement), Quest Advisors' (or a party other than Oppenheimer
Fund) only obligation hereunder shall be to reimburse Oppenheimer Fund (or Oppenheimer Management Corporation) for all reasonable out-of-pocket fees and expenses incurred by Oppenheimer Fund (or Oppenheimer Management Corporation) in connection with those transactions, including legal, accounting and filing fees.

     (c) In the event the transactions contemplated herein are not consummated by reason of Oppenheimer Fund's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to Oppenheimer Fund's obligations specified in the Agreement), Oppenheimer Fund's only obligations hereunder shall be to reimburse Quest Portfolio (or Quest Advisors) for all reasonable out-of-pocket fees and expenses incurred by Quest Portfolio (or Quest Advisors) in connection with those transactions, including legal, accounting and filing fees, and to comply with the provisions of paragraph 7.5 hereof.

10.  ENTIRE AGREEMENT: SURVIVAL OF WARRANTIES

     10.1 Oppenheimer Trust, on behalf of Oppenheimer Fund, Quest For Value, on behalf of Quest Portfolio and Quest Advisors agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated herein.

11.  TERMINATION

     11.1 This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

     (a) by the mutual written consent of Quest For Value, on behalf of Quest Portfolio, and Oppenheimer Trust, on behalf of Oppenheimer Fund;

     (b) by either Oppenheimer Trust, on behalf of Oppenheimer Fund or Quest For Value, on behalf of Quest Portfolio, by notice to the other, without liability to the terminating party on account of such termination (providing the termination party is not otherwise in default or in breach of this Agreement) if the Closing shall not have occurred on or before February 29, 1996; or

     (c) by either Oppenheimer Trust, on behalf of Oppenheimer Fund or Quest For Value, on behalf of Quest Portfolio, in writing without liability of the terminating party on account of such termination (provided the terminating party is not otherwise in material default or breach of the Agreement), if (i) the other party shall fail to perform in any material respect its agreements contained herein required to be performed on or prior to the Closing Date, (ii) Quest Advisors, Quest For Value or the Quest Portfolio, or Oppenheimer Trust or the Oppenheimer Fund, respectively, materially breaches or shall have breached any of its representations, warranties or covenants contained herein, (iii) the Quest Portfolio Shareholders fail to approve the Agreement, (iv) any other condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met or (v) the acquisition contemplated by the Acquisition Agreement is not consummated.

     11.2 (a) Termination of this Agreement pursuant to paragraphs 11.1(a) or (b) shall terminate all obligations of the parties hereunder (other than Oppenheimer Fund's obligations under paragraph 7.5) and there shall be no liability for damages on the part of Oppenheimer Trust, the Oppenheimer Fund, Quest Portfolio or Quest Advisors or the trustees, directors or officers of Oppenheimer Trust, Quest Portfolio or Quest Advisors, to any other party or its trustees, directors or officers.

          (b) Termination of this Agreement pursuant to paragraph 11.1(c) shall terminate all obligations of the parties hereunder (other than Oppenheimer Fund's obligations under paragraph 7.5) and there shall be no liability for damages on the part of Oppenheimer Fund, Quest Portfolio or Quest Advisors or the trustees, directors or officers of Oppenheimer Trust, Quest Portfolio or Quest Advisors, to any other party or its trustees, directors or officers, except that any party in breach of this Agreement (or, as to a termination pursuant to paragraph 11.1(c)(v), in breach of the Acquisition Agreement) shall, upon demand, reimburse the non-breaching party or parties for all reasonable out-of-pocket fees and expenses incurred in connection with the transactions contemplated by this Agreement, including legal, accounting and filing fees. For the purposes of this paragraph 11.2(b), the non-fulfillment of the condition set forth in paragraph
8.1 shall not be deemed a breach entitling a party to reimbursement of expenses and fees.

12.  AMENDMENTS

     This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of Quest For Value, Oppenheimer Trust and Quest Advisors; provided, however, that following the meeting of Quest Portfolio's shareholders called by Quest Portfolio pursuant to paragraph 4.2, no such amendment may have the effect of changing the provisions for determining the number of Oppenheimer Fund Shares to be issued to the Quest Portfolio Shareholders under this Agreement to the detriment of such Shareholders without their further approval.

13.  INDEMNIFICATION

     13.1 Oppenheimer Trust will indemnify and hold harmless, Quest For Value, Quest Portfolio and Quest Advisors, and their respective trustees, directors, officers and shareholders against any and all claims to the extent such claims are based upon, arise out of or relate to any untruthful or inaccurate representations made by Oppenheimer Trust on behalf of Oppenheimer Fund in this Agreement or any breach by Oppenheimer Fund of any warranty or any failure to perform or comply with any of its obligations, covenants, conditions or agreements set forth in this Agreement, including those set forth in paragraph
1.3.

     13.2 Quest Advisors will indemnify and hold harmless Quest For Value, Oppenheimer Trust and Oppenheimer Fund, and their respective trustees, officers and shareholders against any and all claims to the extent such claims are based upon, arise out of or relate to any untruthful or inaccurate representation made by Quest For Value on behalf of Quest Portfolio or Quest Advisors in this Agreement or any breach by Quest Portfolio or Quest Advisors of any warranty or any failure by Quest Portfolio to perform or comply with any of its obligations, covenants, conditions or agreements set forth in this Agreement.

     13.3 As used in this section 13, the word "claim" means any and all liabilities, obligations, losses, damages, deficiencies, demands, claims, penalties, assessments, judgments, actions, proceedings and suits of whatever kind and nature and all costs and expenses
(including, without limitation, reasonable attorneys' fees).

     13.4 Promptly after the receipt by any party (the "Indemnified Party"), of notice of any claim by a third party which may give rise to indemnification hereunder, the Indemnified Party shall notify the party against whom a claim for indemnification may be made hereunder (the "Indemnifying Party"), in reasonable detail of the nature and amount of the claim. The Indemnifying Party shall be entitled to assume, at its sole cost and expense (unless it is subsequently determined that the Indemnifying Party did not have the obligation to indemnify the Indemnified Party under such circumstances), and shall have sole control of the defense and settlement of such action or claim; provided, however, that:

     (a) the Indemnified Party shall be entitled to participate in the defense of such claim and, in connection therewith, to employ counsel at its own expense; and

     (b) without the prior written consent of the Indemnified Party which shall not be unreasonably withheld, the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement that requires any action other than the payment of money.

In the event the Indemnifying Party elects to assume control of the defense of any such action in accordance with the foregoing provisions,
(i) the Indemnifying Party shall not be liable to Indemnified Party for any legal fees, costs and expenses incurred by the Indemnified Party in connection with the defense thereof arising after the date the Indemnifying Party elects to assume control of such defense and (ii) Indemnified Party shall fully cooperate with the Indemnifying Party in such defense. If the Indemnifying Party does not assume control of the defense of such claim in accordance with the foregoing provisions, the Indemnified Party shall have the right to defend such claim, in which case the Indemnifying Party shall pay all reasonable costs and expenses of such defense plus interest on the cost of defense from the date paid at a rate equal to the prime commercial rate of interest as in effect from time to time at Citibank, N.A. The Indemnified Party shall conduct such defense in good faith and shall have the right to settle the matter with the prior written consent of the Indemnifying Party which shall not be reasonably withheld.

14.  NOTICES

     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy, certified mail or overnight express courier addressed to Oppenheimer Management Corporation at Two World Trade Center, 34th Floor, New York, New York 10048-0203 Attention:
Andrew J. Donohue with a copy to Allan Adams, Esq. at Myer, Swanson, Adams & Wolf, P.C., 1600 Broadway, Denver, Colorado 80202; to Quest For Value at One World Financial Center, New York, New York 10281
Attention: Thomas Duggan, with a copy to Stuart Strauss, Esq. at Gordon Altman Butowsky Weitzen Shalov & Wein, 114 West 47th Street, New York, New York 10036.

15.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF
     LIABILITY

     15.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     15.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     15.3 This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     15.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Except as provided in the following sentence, nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement. A shareholder of Quest Portfolio who becomes a shareholder of Oppenheimer Fund on the Closing Date and continues to be a shareholder of Oppenheimer Fund, shall be entitled to the benefits and may enforce the provisions of paragraph 4.9 hereof except insofar as paragraph 4.9 relates to the election of trustees; and the persons designated in paragraphs 13.1 and 13.2 hereof shall be entitled to the benefits and may enforce the provisions of section 13 hereof.

     15.5 The obligations and liabilities of Oppenheimer Trust, on behalf of Oppenheimer Fund, hereunder are solely those of Oppenheimer Fund and not of any other series of Oppenheimer Trust. It is expressly agreed that shareholders, trustees, nominees, officers, agents or employees of Oppenheimer Trust and Oppenheimer Fund shall not be personally liable hereunder. Quest For Value and Quest Advisors acknowledge that each has notice of the provisions of Oppenheimer Trust's Declaration of Trust disclaiming shareholder and trustee liability for acts and obligations of the Oppenheimer Trust. The execution and delivery of this Agreement have been authorized by the trustees of Oppenheimer Trust and signed by the officers of Oppenheimer Trust acting as such, and neither such authorization by such trustees nor such execution and delivery by such officers shall be deemed to have been made by any of the, individually or to impose any liability on any of them personally.

     15.6 The obligations and liabilities of the Quest For Value on behalf of Quest Portfolio hereunder are solely those of the Quest Portfolio and not of any other series of Quest For Value. It is expressly agreed that shareholders, trustees, nominees, officers, agents, or employees of Quest For Value and Quest Portfolio shall not be personally liable hereunder. The execution and delivery of this Agreement have been authorized by the directors of Quest For Value and signed by officers of Quest For Value acting as such, and neither such authorization by such directors nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officer.

                    OPPENHEIMER STRATEGIC FUNDS TRUST


                    By: ________________________________


                    QUEST FOR VALUE GLOBAL FUNDS, INC.


                    By: ____________________________


                    QUEST FOR VALUE ADVISORS


                    By: ____________________________

EXHIBIT B

The aggregate purchase price for the Purchased Assets and Assumed Liabilities will be an amount equal to the sum of (i) the Initial Purchase Payment (as hereinafter defined) payable in cash at the Acquisition Closing, (ii) the aggregate amount of all unamortized prepaid commissions as of the business day immediately preceding the Acquisition Closing which relate to the Acquired Funds (excluding those with respect to Citibank, N.A.) payable in cash at the Acquisition Closing, (iii) the amount payable by OMC in respect of the right, title and interest of Citibank, N.A. to certain commissions, (iv) the Deferred Purchase Payment (as hereinafter defined) and (v) the aggregate amount of the Assumed Liabilities.

The "Initial Purchase Payment" shall be an amount equal to the sum of
(x) 225% of the Annualized Fee Amount (as hereinafter defined) of each Reorganized Fund and (y) 270% of the Annualized Fee Amount of each Continuing Fund (excluding the Quest for Value Officers Fund). The "Annualized Fee Amount" of an Acquired Fund shall equal the product of
(i) such Acquired Fund's Closing Net Assets (as hereinafter defined) and (ii) the annual advisory fee payable to QVA by such Acquired Fund at the rate indicated in the most recent prospectus for such Acquired Fund at the Acquisition Closing (plus any applicable annual administrative fee) "Closing Net Assets" for an Acquired Fund shall mean the aggregate net asset value of such Acquired Fund as of the close of business on the last business date preceding the Acquisition Closing.

The "Deferred Purchase Payment" shall be an amount equal to the aggregate amounts determined for all Reorganized Funds pursuant to the following formula: the Closing Payment (as hereinafter defined) times the Applicable Percentage (as hereinafter defined). The "Closing Payment" shall be the aggregate amount calculated for all Reorganized Funds pursuant to clause (x) of the Initial Purchase Payment formula. The "Applicable Percentage" shall be 100% if the Continuing Net Asset Percentage (as hereinafter defined) is 75% or more, 0% if the Continuing Net Asset Percentage is 50% or less and the percentage determined in accordance with the following formula if the Continuing Net Asset Percentage is between 75% and 50%: 100% - (4) (75% - Continuing Net Asset Percentage). The "Continuing Net Asset Percentage" shall equal the percentage obtained by dividing the Anniversary Net Assets (as hereinafter defined) by the Closing Net Assets. The "Anniversary Net Assets" shall mean the most recently determined aggregate net asset values of all Reorganized Funds as of 8:00 p.m. on the first anniversary of the Acquisition Closing of each account of the Reorganized Funds which are eligible to be included in Anniversary Net Assets in accordance with the principles set forth in the Acquisition Agreement.

Preliminary Copy
QUEST FOR VALUE GLOBAL FUNDS, INC.
QUEST FOR VALUE GLOBAL INCOME FUND - CLASS A SHARES

PROXY FOR SPECIAL SHAREHOLDERS MEETING
   TO BE HELD November 16, 1995

The undersigned shareholder of Quest for Value Global Income Fund (the "Fund"), a series of Quest for Value Global Funds, Inc. (the "Corporation"), does hereby appoint Thomas E. Duggan and Maria Camacho, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to attend the Special Meeting of Shareholders of the Fund to be held on November 16, 1995, at One World Financial Center, New York, New York 10281 on the 40th Floor at 10:00 A.M., New York time, and at all adjournments thereof, and to vote the shares held in the name of the undersigned on the record date for said meeting on the Proposal specified on the reverse side. Said attorneys-in-fact shall vote in accordance with their best judgment as to any other matter.

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS, WHO RECOMMENDS A VOTE FOR THE PROPOSAL ON THE REVERSE SIDE. THE SHARES REPRESENTED HEREBY WILL BE VOTED AS INDICATED ON THE REVERSE SIDE OR FOR IF NO CHOICE IS INDICATED.

Please mark your proxy, date and sign it on the reverse side and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States.

The Proposal:

     To approve an Agreement and Plan of Reorganization dated as of _______________, 1995 by and among Oppenheimer Strategic Funds Trust, on behalf of Oppenheimer Strategic Income Fund, the Corporation, on behalf of the Fund, and Quest for Value Advisors, and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund in exchange for Class A, Class B and Class C shares of Oppenheimer Strategic Income Fund and the assumption by Oppenheimer Strategic Income Fund of certain liabilities of the Fund, the distribution of such shares to the shareholders of the Fund in liquidation of the Fund and the cancellation of the outstanding shares of the Fund.

          FOR____        AGAINST____         ABSTAIN____

                         Dated:________________________, 1995
                              (Month)   (Day)

                              ______________________________
                                   Signature(s)

                              ______________________________
                                   Signature(s)

                              Please read both sides of this ballot.
NOTE: PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR HEREON. When signing as custodian, attorney, executor, administrator, trustee, etc., please give your full title as such. All joint owners should sign this proxy. If the account is registered in the name of a corporation, partnership or other entity, a duly authorized individual must sign on its behalf and give his or her title.

Preliminary Copy
QUEST FOR VALUE GLOBAL FUNDS, INC.
QUEST FOR VALUE GLOBAL INCOME FUND - CLASS B SHARES

PROXY FOR SPECIAL SHAREHOLDERS MEETING
   TO BE HELD November 16, 1995

The undersigned shareholder of Quest for Value Global Income Fund (the "Fund"), a series of Quest for Value Global Funds, Inc. (the "Corporation"), does hereby appoint Thomas E. Duggan and Maria Camacho, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to attend the Special Meeting of Shareholders of the Fund to be held on November 16, 1995, at One World Financial Center, New York, New York 10281 on the 40th Floor at 10:00 A.M., New York time, and at all adjournments thereof, and to vote the shares held in the name of the undersigned on the record date for said meeting on the Proposal specified on the reverse side. Said attorneys-in-fact shall vote in accordance with their best judgment as to any other matter.

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS, WHO RECOMMENDS A VOTE FOR THE PROPOSAL ON THE REVERSE SIDE. THE SHARES REPRESENTED HEREBY WILL BE VOTED AS INDICATED ON THE REVERSE SIDE OR FOR IF NO CHOICE IS INDICATED.

Please mark your proxy, date and sign it on the reverse side and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States.

The Proposal:

     To approve an Agreement and Plan of Reorganization dated as of _______________, 1995 by and among Oppenheimer Strategic Funds Trust, on behalf of Oppenheimer Strategic Income Fund, the Corporation, on behalf of the Fund, and Quest for Value Advisors, and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund in exchange for Class A, Class B and Class C shares of Oppenheimer Strategic Income Fund and the assumption by Oppenheimer Strategic Income Fund of certain liabilities of the Fund, the distribution of such shares to the shareholders of the Fund in liquidation of the Fund and the cancellation of the outstanding shares of the Fund.

          FOR____        AGAINST____         ABSTAIN____

                         Dated:________________________, 1995
                              (Month)   (Day)

                              ______________________________
                                   Signature(s)

                              ______________________________
                                   Signature(s)

                              Please read both sides of this ballot.
NOTE: PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR HEREON. When signing as custodian, attorney, executor, administrator, trustee, etc., please give your full title as such. All joint owners should sign this proxy. If the account is registered in the name of a corporation, partnership or other entity, a duly authorized individual must sign on its behalf and give his or her title.

Preliminary Copy
QUEST FOR VALUE GLOBAL FUNDS, INC.
QUEST FOR VALUE GLOBAL INCOME FUND - CLASS C SHARES

PROXY FOR SPECIAL SHAREHOLDERS MEETING
TO BE HELD November 16, 1995

The undersigned shareholder of Quest for Value Global Income Fund (the "Fund"), a series of Quest for Value Global Funds, Inc. (the "Corporation"), does hereby appoint Thomas E. Duggan and Maria Camacho, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to attend the Special Meeting of Shareholders of the Fund to be held on November 16, 1995, at One World Financial Center, New York, New York 10281 on the 40th Floor at 10:00 A.M., New York time, and at all adjournments thereof, and to vote the shares held in the name of the undersigned on the record date for said meeting on the Proposal specified on the reverse side. Said attorneys-in-fact shall vote in accordance with their best judgment as to any other matter.

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS, WHO RECOMMENDS A VOTE FOR THE PROPOSAL ON THE REVERSE SIDE. THE SHARES REPRESENTED HEREBY WILL BE VOTED AS INDICATED ON THE REVERSE SIDE OR FOR IF NO CHOICE IS INDICATED.

Please mark your proxy, date and sign it on the reverse side and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States.

The Proposal:

     To approve an Agreement and Plan of Reorganization dated as of _______________, 1995 by and among Oppenheimer Strategic Funds Trust, on behalf of Oppenheimer Strategic Income Fund, the Corporation, on behalf of the Fund, and Quest for Value Advisors, and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund in exchange for Class A, Class B and Class C shares of Oppenheimer Strategic Income Fund and the assumption by Oppenheimer Strategic Income Fund of certain liabilities of the Fund, the distribution of such shares to the shareholders of the Fund in liquidation of the Fund and the cancellation of the outstanding shares of the Fund.

          FOR____        AGAINST____         ABSTAIN____

                         Dated:________________________, 1995
                              (Month)   (Day)

                              ______________________________
                                   Signature(s)

                              ______________________________
                                   Signature(s)

                              Please read both sides of this ballot.
NOTE: PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR HEREON. When signing as custodian, attorney, executor, administrator, trustee, etc., please give your full title as such. All joint owners should sign this proxy. If the account is registered in the name of a corporation, partnership or other entity, a duly authorized individual must sign on its behalf and give his or her title.

Oppenheimer Strategic Income Fund

Prospectus dated May 26, 1995

     Oppenheimer Strategic Income Fund (the "Fund") is a mutual fund that seeks a high level of current income by investing mainly in debt securities and by writing covered call options on them. The Fund invests principally in (1) debt securities of foreign governments and companies, (2) U.S. Government securities, and (3) lower-rated, high-yield debt securities of U.S. companies, commonly known as "junk bonds." The Fund may invest some or all of its assets in any of these three market sectors at any time. When it invests in more than one sector, the Fund may reduce some of the risks of investing in only one market sector, which may help to reduce the fluctuations in its net asset value per share.
     The Fund may invest up to 100% of its assets in "junk bonds," or foreign debt securities rated below investment grade, which are securities that are speculative and involve greater risks, including risk of default, than higher-rated securities. The Fund is a diversified portfolio designed for investors willing to assume additional risk in return for seeking high current income. You should carefully review the risks associated with an investment in the Fund. Please refer to "Special Risks of Lower-Rated Securities" on page 17.

     This Prospectus explains concisely what you should know before investing in the Fund. Please read it carefully and keep it for future reference. You can find more detailed information about the Fund in the May 26, 1995, Statement of Additional Information. For a free copy, call Oppenheimer Shareholder Services, the Fund's Transfer Agent, at 1-800-525-7048, or write to the Transfer Agent at the address on the back cover. The Statement of Additional Information has been filed with the Securities and Exchange Commission ("SEC") and is incorporated into this Prospectus by reference (which means that it is legally part of this Prospectus).


                              (OppenheimerFunds logo)

Shares of the Fund are not deposits or obligations of any bank, nor are they guaranteed by any bank or insured by the F.D.I.C. or any other agency, and involve investment risks including the possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contents


          ABOUT THE FUND

          Expenses
          Overview of the Fund
          Financial Highlights
          Investment Objective and Policies
          How the Fund is Managed
          Performance of the Fund

          ABOUT YOUR ACCOUNT

          How to Buy Shares
               Class A Shares
               Class B Shares
               Class C Shares
          Special Investor Services
               AccountLink
               Automatic Withdrawal and Exchange
                 Plans
               Reinvestment Privilege
               Retirement Plans
          How to Sell Shares
               By Mail
               By Telephone
               Checkwriting
          How to Exchange Shares
          Shareholder Account Rules and Policies
          Dividends, Capital Gains and Taxes
          Appendix: Description of Ratings Categories

ABOUT THE FUND

Expenses

     The Fund pays a variety of expenses directly for management of its assets, administration, distribution of its shares and other services and those expenses are subtracted from the Fund's assets to calculate the Fund's net asset value per share. All shareholders therefore pay those expenses indirectly. Shareholders pay other expenses directly, such as sales charges and account transaction charges. The following tables are provided to help you understand your direct expenses of investing in the Fund and your share of the Fund's business operating expenses that you will bear indirectly. The numbers below are based on the Fund's expenses during its last fiscal year ended September 30, 1994.

     - Shareholder Transaction Expenses are charges you pay when you buy or sell shares of the Fund. Please refer to "About Your Account," from pages __ through __ for an explanation of how and when these charges apply.

                         Class A        Class B        Class C
                         Shares         Shares         Shares

Maximum Sales            4.75%          None           None
Charge on
Purchases (as a %
of offering price)

Sales Charge on          None           None           None
Reinvested
Dividends

Deferred Sales           None(1)        5% in the      1% if
Charge (as a %           first year,    shares are
of the lower             declining      redeemed
of the original          to 1% in the   within 12
purchase price           sixth year and months of
or redemption            eliminated     purchase(2)
proceeds)                thereafter(2)

Exchange Fee             None      None           None
Redemption Fee           None(3)   None(3)        None(3)

(1) If you invest more than $1 million in Class A shares, you may have to pay a sales charge of up to 1% if you sell your shares within 18 calendar months from the end of the calendar month during which you purchased those shares. See "How to Buy Shares - Class A Shares," below.

(2) See "How to Buy Shares," below, for more information on the contingent deferred sales charges.

(3) There is a $10 transaction fee for redemptions paid by Federal Funds wire, but not for redemptions paid by check or by ACH wire through AccountLink, or for which checkwriting privileges are used (see "How to Sell Shares").

     - Annual Fund Operating Expenses are paid out of the Fund's assets and represent the Fund's expenses in operating its business.
For example, the Fund pays management fees to its investment adviser, Oppenheimer Management Corporation (which is referred to in this Prospectus as the "Manager"). The rates of the Manager's fees are set forth in "How the Fund is Managed" below. The Fund has other regular expenses for services, such as transfer agent fees, custodial fees paid to the bank that holds its portfolio securities, audit fees and legal expenses. Those expenses are detailed in the Fund's Financial Statements in the Statement of Additional Information.

     The numbers in the table below are projections of the Fund's business expenses based on the Fund's expenses in its last fiscal year. These amounts are shown as a percentage of the average net assets of each class of the Fund's shares for that year. The 12b-1 Distribution Plan Fees for Class A Shares are service fees. For Class B and Class C shares, the 12b-1 Distribution Plan Fees are service fees and asset-based sales charges. The service fee for each class is 0.25% of average annual net assets of the class and the asset-based sales charge for Class B and Class C shares is 0.75%. These Plans are described in greater detail in "How to Buy Shares."

     The actual expenses for each class of shares in future years may be more or less than the numbers in the table, depending on a number of factors, including the actual value of the Fund's assets represented by each class of shares. Class C shares were not publicly offered during the fiscal year ended September 30, 1994. Therefore, the Annual Fund Operating Expenses for Class C shares are estimates based on amounts that would have been payable in that period assuming that Class C shares were outstanding during such fiscal year.

                              Class A   Class B   Class C
                              Shares    Shares    Shares
-----------------------------------------------------------------------
Management Fees               0.54%     0.54%     0.54%
-----------------------------------------------------------------------
12b-1 Distribution Plan Fees  0.25%     1.00%     1.00%
-----------------------------------------------------------------------
Other Expenses                0.16%     0.17%     0.17%
-----------------------------------------------------------------------
Total Fund Operating          0.95%     1.71%     1.71%
Expenses



     - Examples. To try to show the effect of these expenses on an investment over time, we have created the hypothetical examples shown below. Assume that you make a $1,000 investment in each class of shares of the Fund, and the Fund's annual return is 5%, and that its operating expenses for each class are the ones shown in the Annual Fund Operating Expenses table above. If you were to redeem your shares at the end of each period shown below, your investment would incur the following expenses by the end of 1, 3, 5 and 10 years:

                    1 year         3 years   5 years   10 years*
Class A Shares      $57            $76       $98       $159
Class B Shares      $67            $84       $113      $163
Class C Shares      $27            $54       $93       $202

     If you did not redeem your investment, it would incur the following expenses:

                    1 year         3 years   5 years   10 years*
Class A Shares      $57            $76       $98       $159
Class B Shares      $17            $54       $93       $163
Class C Shares      $17            $54       $93       $202

* The Class B expenses in years 7 through 10 are based on the Class A expenses shown above, because the Fund automatically converts your Class B shares into Class A shares after 6 years. Because of the asset-based sales charge and the contingent deferred sales charge on Class B and Class C shares, long-term Class B and Class C shareholders could pay the economic equivalent of an amount greater than the maximum front-end sales charge allowed under applicable regulatory requirements. For Class B shareholders, the automatic conversion of Class B shares to Class A shares is designed to minimize the likelihood that this will occur. Please refer to "How to Buy Shares" for more information.

     These examples show the effect of expenses on an investment, but are not meant to state or predict actual or expected costs or investment returns of the Fund, all of which will vary.

Overview of the Fund

     Some of the important facts about the Fund are summarized below, with references to the section of this Prospectus where more complete information can be found. You should carefully read the entire
Prospectus before making a decision about investing. Keep the Prospectus for reference after you invest, particularly for information about your account, such as how to sell or exchange shares.

     - What Is The Fund's Investment Objective? The Fund's investment objective is to seek a high level of current income by investing mainly in debt securities and by writing covered call options on them.

     - What Does the Fund Invest In? The Fund invests primarily in debt securities of foreign governments and companies, U.S. Government securities, and lower-rated high yield debt securities of U.S. companies. The Fund may also write covered calls and use derivative investments to enhance income, and may use hedging instruments, including some derivative investments, to try to manage investment risks. These investments are more fully explained in "Investment Objective and Policies," starting on page __.

     - Who Manages the Fund? The Fund's investment advisor is Oppenheimer Management Corporation, which (including a subsidiary) advises investment company portfolios having over $30 billion in assets. The Fund's portfolio managers, who are primarily responsible for the selection of the Fund's securities, are David Negri and Arthur Steinmetz. The Manager is paid an advisory fee by the Fund, based on its assets. The Board of Trustees, elected by shareholders, oversees the investment advisor and the portfolio manager. Please refer to "How the Fund is Managed," starting on page __ for more information about the Manager and its fees.

     - How Risky is the Fund? All investments carry risks to some degree. The Fund's investments in foreign securities, especially those issued by underdeveloped countries, generally involve special risks. The value of foreign securities may be affected by changes in foreign currency rates, exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement transactions, changes in governmental, economic or monetary policy in the U.S. or abroad, or other political or economic factors. The Fund's investments in lower-rated securities are considered speculative, involve greater risks and may be less liquid than higher-rated securities. In addition, the Fund's investments in U.S. Government securities and bonds are subject to changes in their value from a number of factors such as changes in general bond and stock market movements, the change in value of particular stocks or bonds because of an event affecting the issuer, or changes in interest rates that can affect bond prices. These changes affect the value of the Fund's investments and its price per share. In the OppenheimerFunds spectrum, the Fund is generally not as risky as aggressive growth funds, but is more aggressive than money market or investment grade bond funds. While the Manager tries to reduce risks by diversifying investments, by carefully researching securities before they are purchased for the portfolio, and in some cases by using hedging techniques, there is no guarantee of success in achieving the Fund's objectives and your shares may be worth more or less than their original cost when you redeem them. Please refer to "Investment Objective and Policies" starting on page ___ for a more complete discussion.

     - How Can I Buy Shares? You can buy shares through your dealer or financial institution, or you can purchase shares directly through the Distributor by completing an Application or by using an Automatic Investment Plan under AccountLink. Please refer to "How To Buy Shares" on page ___ for more details.

     - Will I Pay a Sales Charge to Buy Shares? The Fund has three classes of shares. Class A shares are offered with a front-end sales charge, starting at 4.75%, and reduced for larger purchases. Class B and Class C shares are offered without a front-end sales charge, but may be subject to a contingent deferred sales charge if redeemed within 6 years or 12 months, respectively, of purchase. There is also an annual asset-based sales charge on Class B and Class C shares. Please review "How To Buy Shares" starting on page ___ for more details, including a discussion about which class may be appropriate for you.

     - How Can I Sell My Shares? Shares can be redeemed by mail, by telephone call to the Transfer Agent on any business day, or through your dealer, by writing a check against your Fund account (available for Class A shares only) or by wire to a previously designated bank account. Please refer to "How To Sell Shares" on page ___. The Fund also offers exchange privileges to other OppenheimerFunds, described in "How to Exchange Shares" on page ____.

     - How Has the Fund Performed? The Fund measures its performance by quoting its dividend yield, distribution return, average annual total return and cumulative total return, which measure historical performance. The Fund's yield and returns can be compared to the yield and returns (over similar periods) of other funds. Of course, other funds may have different objectives, investments, and levels of risk. The Fund's performance can also be compared to broad market indices, which we have done on page ___. Please remember that past performance does not guarantee future results.

Financial Highlights

     The table on the following pages presents selected financial information about the Fund, including per share data and expense ratios and other data based on the Fund's average net assets. This information has been audited by Deloitte & Touche LLP, the Fund's independent auditors, whose report on the Fund's financial statements for the fiscal year ended September 30, 1994, is included in the Statement of Additional Information. Class B shares were publicly offered only during a portion of that period, commencing November 30, 1992. Class C shares were not publicly offered during the fiscal year ended September 30, 1994. Accordingly, no information on Class C shares is reflected in the table below or in the Fund's other financial statements.

Financial Highlights  September 30, 1993

                                                                              Class A                                Class B
                                                                              -------                                -------
                                                                             Year Ended                             Year Ended
                                                                            September 30,                          September 30,
                                                          1994       1993       1992       1991     1990(2)      1994      1993(1)
----------------------------------------------------------------------------------------------------------------------------------
Per Share Operating Data:
Net asset value, beginning of period                     $5.21      $5.07      $5.01      $4.87      $5.00      $5.22
$4.89
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                                      .45        .48        .46        .56        .59        .42         .36
Net realized and unrealized gain (loss)
on investments, options written
and foreign currency transactions                         (.35)       .17        .14        .21       (.10)      (.36)        .34
                                                        ------     ------     ------     ------     ------     ------      ------
Total income from investment
operations                                                 .10        .65        .60        .77        .49        .06         .70
----------------------------------------------------------------------------------------------------------------------------------
Dividends and distributions to
shareholders:
Dividends from net investment income                      (.43)      (.50)      (.46)      (.57)      (.57)      (.39)       (.36)
Distributions from net realized gain
on investments, options written
and foreign currency transactions                            --      (.01)      (.08)      (.06)      (.05)        --        (.01)
Distributions in excess of net
realized gain on investments,
options written and foreign
currency transactions                                     (.12)        --         --         --         --       (.12)         --
Tax return of capital                                     (.01)        --         --         --         --       (.01)         --
                                                        ------     ------     ------     ------     ------     ------      ------
Total dividends and distributions
to shareholders                                           (.56)      (.51)      (.54)      (.63)      (.62)      (.52)       (.37)
----------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                           $4.75      $5.21      $5.07      $5.01      $4.87      $4.76
$5.22
                                                        ------     ------     ------     ------     ------     ------      ------
                                                        ------     ------     ------     ------     ------     ------      ------
----------------------------------------------------------------------------------------------------------------------------------
Total Return, at Net Asset Value(3)                       1.85%     13.30%     12.56%     16.97%     10.20%      1.07%
    13.58%
----------------------------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data:
Net assets, end of period
(in millions)                                           $3,143     $2,754     $1,736       $560       $177     $1,586        $695
----------------------------------------------------------------------------------------------------------------------------------
Average net assets (in millions)                        $3,082     $2,107     $1,084       $311        $93     $1,236
$276
----------------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding
at end of period (in thousands)                        661,897    528,587    342,034    111,739     36,418    333,489
133,235
----------------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income                                     8.72%      9.78%   9.39%     11.82%  12.79%(4)      7.90%
8.13%(4)
Expenses                                                   .95%      1.09%   1.16%(5)   1.27%(5)   1.36%(4)      1.71%
1.80%(4)
----------------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate(6)                               119.0%     148.6%     208.2%     194.7%     424.6%     119.0%
148.6%

Investment Objective and Policies

Objective. The Fund seeks a high level of current income mainly from interest on debt securities and also seeks to enhance its income by writing covered call options on debt securities. The Fund does not invest with the objective of seeking capital appreciation.

Investment Policies and Strategies. The Fund seeks its investment objective by investing principally in three market sectors: (1) debt securities of foreign governments and companies, (2) U.S. Government securities, and (3) lower-rated, high-yield debt securities of U.S. companies. Under normal market conditions the Fund will invest in each of these three sectors, but from time to time the Manager will adjust the amounts the Fund invests in each sector.

     By investing in all three sectors, the Fund seeks to reduce the volatility of fluctuations in its net asset value per share, because the overall securities price and interest rate movements in each of the different sectors are not necessarily correlated with each other. Changes in one sector may be offset by changes in another sector that moves in a different direction. Therefore, this strategy may help reduce some of the risks from negative market movements and interest rate changes in any one sector. However, the Fund may invest up to 100% of its assets in any one sector if the Manager believes that in doing so the Fund can achieve its objective without undue risk to the Fund's assets.

     When investing the Fund's assets, the Manager considers many factors, including general economic conditions in the U.S. and abroad, prevailing interest rates, and the relative yields of U.S. and foreign securities. While the Fund may seek to earn income by writing covered call options, market price movements may make it disadvantageous to do so. The Fund may also try to hedge against losses by using hedging strategies described below. When market conditions are unstable, the Fund may invest substantial amounts of its assets in money market instruments for defensive purposes. These strategies are described in greater detail below and also in the Statement of Additional Information under the same headings.

     The amount of income the Fund may earn to distribute to shareholders will fluctuate, depending on the securities the Fund owns and the sectors in which it invests. The Fund is not a complete investment program and is designed for investors willing to assume a higher degree of risk. There is no assurance that the Fund will be able to achieve its investment objective. Because of the high-yield, lower-rated securities in which the Fund invests, the Fund is considered a speculative investment, and the value of your shares may decline in adverse market conditions.

     - Special Risks of Lower-Rated Securities. In seeking high current income, the Fund may invest in higher-yielding, lower-rated debt securities, commonly known as "junk bonds." There is no restriction on the amount of the Fund's assets that could be invested in these types of securities. Lower-rated debt securities are those rated below "investment grade," such as debt securities that have a rating of "Baa" or lower by Moody's Investors Service, Inc. ("Moody's") or "BBB" or lower by Standard & Poor's Corporation ("S&P"). These securities may be rated as low as "C" or "D" or may be in default at time of purchase.

     The Manager does not rely solely on ratings of securities by rating agencies when selecting investments for the Fund, but evaluates other economic and business factors as well. The Fund may invest in unrated securities that the Manager believes offer yields and risks comparable to rated securities. High yield, lower-grade securities, whether rated or unrated, often have speculative characteristics. Lower-grade securities have special risks that make them riskier investments than investment grade securities. They may be subject to greater market fluctuations and risk of loss of income and principal than lower yielding, investment grade securities. There may be less of a market for them and therefore they may be harder to sell at an acceptable price. There is a relatively greater possibility that the issuer's earnings may be insufficient to make the payments of interest due on the bonds. The issuer's low creditworthiness may increase the potential for its insolvency ("credit risk"). All corporate debt securities (whether foreign or domestic) are subject to some degree of credit risk.

     These risks mean that the Fund may not achieve the expected income from lower-grade securities, and that the Fund's net asset value per share may be affected by declines in value of these securities. The Fund is not obligated to dispose of securities when issuers are in default or if the rating of the security is reduced. These risks are discussed in more detail in the Statement of Additional Information.

     - Portfolio Turnover. The length of time the Fund has held a security is not generally a consideration in investment decisions. A change in the securities held by the Fund is known as "portfolio turnover." As a result of the Fund's investment policies and market factors, the Fund will trade its portfolio actively to try to benefit from short-term yield differences among debt securities and as a result the Fund's portfolio turnover may be higher than other mutual funds. This strategy may involve greater transaction costs from brokerage commissions and dealer mark-ups. Additionally, high portfolio turnover may result in increased short-term capital gains and affect the ability of the Fund to qualify for tax deductions for payments made to shareholders as a "regulated investment company" under the Internal Revenue Code. The Fund qualified in its last fiscal year and intends to do so in the coming year, although it reserves the right not to qualify.

     - How the Fund's Portfolio Securities Are Rated. As of September 30, 1994, the Fund's portfolio included corporate bonds in the following S&P rating categories or if unrated, determined by the Manager to be comparable to the category indicated (the amounts shown are dollar-weighted average values of the bonds in each category measured as a percentage of the Fund's total assets): AAA, 0.80%; AA, 0.00%; A, 0.07%; BBB, 1.59%; BB, 4.29%; B, 22.66%; CCC, 4.37%; CC,
0.71%; C, 0.46%; D, 0.69%. The Appendix to this Prospectus describes the rating categories. The allocation of the Fund's assets in securities in the different rating categories will vary over time.


     -  Interest Rate Risks.   In addition to credit risk, described
above, debt securities are subject to changes in value due to changes in prevailing interest rates. When prevailing interest rates fall, the values of outstanding debt securities generally rise. Conversely, when interest rates rise, the values of outstanding debt securities generally decline. The magnitude of these fluctuations will be greater when the average maturity of the portfolio securities is longer. Changes in the value of securities held by the Fund mean that the Fund's share prices can go up or down when interest rates change because of the effect of the change on the value of the Fund's portfolio of debt securities.

     - Can the Fund's Investment Objective and Policies Change? The Fund has an investment objective, which is described above, as well as investment policies that it follows to try to achieve its objective. Additionally, it uses certain investment techniques and strategies in carrying out those investment policies. The Fund's investment policies and techniques are not "fundamental" unless a particular policy is identified in this Prospectus or in the Statement of Additional Information as "fundamental." The Fund's investment objective is a fundamental policy.

     The Fund's Board of Trustees may change non-fundamental policies, strategies and techniques without shareholder approval, although significant changes will be described in amendments to this Prospectus. Fundamental policies are those that cannot be changed without the approval of a "majority" of the Fund's outstanding voting shares. The term "majority" is defined in the Investment Company Act to be a particular percentage of outstanding voting shares (and this term is explained in the Statement of Additional Information).

Debt Securities of Foreign Governments and Companies. The Fund may invest in debt securities issued or guaranteed by foreign companies, "supranational" entities such as the World Bank, and foreign governments or their agencies. These foreign securities may include debt obligations such as government bonds, debentures issued by companies, as well as notes. Some of these debt securities may have variable interest rates or "floating" interest rates that change in different market conditions. Those changes will affect the income the Fund receives. The Fund can also invest in preferred stocks and "zero coupon" securities, which have similar features to the ones described below in "Debt Securities of U.S. Companies." Preferred stocks and zero coupon securities are described in more detail in the Statement of Additional Information.

     The Fund will not invest more than 25% of its total assets in government securities of any one foreign country. Otherwise, the Fund is not restricted in the amount of its assets it may invest in foreign countries or in which countries and has no limitations on the maturity or capitalization of the issuer of the foreign debt securities in which it invests, although it is expected that most issuers will have total assets or capitalization in excess of $100 million. However, if the Fund's assets are held abroad, the countries in which they are held and the sub-custodians holding them must be approved by the Fund's Board of Trustees.

     The Fund may buy or sell foreign currencies and foreign currency forward contracts (agreements to exchange one currency for another at a future date) to hedge currency risks and to facilitate transactions in foreign investments. Although currency forward contracts can be used to protect the Fund from adverse exchange rate changes, there is a risk of loss if the Manager fails to predict currency exchange movements correctly.

     - Risks of Foreign Securities. Investing in foreign securities, especially those issued in underdeveloped countries, generally involves special risks. For example, foreign issuers are not subject to the same accounting and disclosure requirements that U.S. companies are subject to. The value of foreign investments may be affected by changes in foreign currency rates, exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement of transactions, changes in governmental economic or monetary policy in the U.S. or abroad, or other political and economic factors. If the Fund distributes more income during a period than it earns because of unfavorable currency exchange rates, those dividends may later have to be considered a return of capital. Some of the foreign debt securities the Fund may invest in, such as emerging market debt, have speculative characteristics. More information about the risks and potential rewards of foreign securities is contained in the Statement of Additional Information.

U.S. Government Securities. The Fund may invest in debt securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities ("U.S. Government Securities"). Certain U.S. Government Securities, including U.S. Treasury bills, notes and bonds, and mortgage participation certificates guaranteed by the Government National Mortgage Association ("Ginnie Mae") are supported by the full faith and credit of the U.S. Government. Ginnie Mae certificates are one type of mortgage-related U.S. Government Security the Fund invests in. Other mortgage-related U.S. Government Securities the Fund invests in that are issued or guaranteed by federal agencies or government-sponsored entities are not supported by the full faith and credit of the U.S. Government. Those securities include obligations supported by the right of the issuer to borrow from the U.S. Treasury, such as obligations of Federal Home Loan Mortgage Corporation ("Freddie Mac") and obligations supported only by the credit of the instrumentality, such as Federal National Mortgage Association ("Fannie Mae"). Other U.S. Government Securities the Fund invests in may be zero coupon Treasury securities and collateralized mortgage obligations ("CMOs").

     Although U.S. Government Securities involve little credit risk, their values will fluctuate depending on prevailing interest rates. Because the yields on U.S. Government Securities are generally lower than on corporate debt securities, when the Fund holds U.S. Government Securities it may attempt to increase the income it can earn from them by writing covered call options against them when market conditions are appropriate. Writing covered calls is explained below, under "Other Investment Techniques and Strategies."

     - Zero Coupon Treasury Securities. Zero coupon Treasury securities generally are U.S. Treasury notes or bonds that have been "stripped" of their interest coupons, U.S. Treasury bills issued without interest coupons, or certificates representing an interest in the stripped securities. A zero coupon Treasury security pays no current interest and trades at a deep discount from its face value and will be subject to greater market fluctuations from changes in interest rates than interest-paying securities. The Fund accrues interest on its holdings without receiving the actual cash. As a result, the Fund may be forced to sell portfolio securities to pay cash dividends or meet redemptions. The Fund may invest up to 50% of its total assets in zero coupon securities issued by either the U.S. Government or U.S. companies.

     - Mortgage-Backed U.S. Government Securities and CMOs. Certain mortgage-backed U.S. Government securities "pass-through" to investors the interest and principal payments generated by a pool of mortgages assembled for sale by government agencies. Pass-through mortgage-backed securities entail the risk that principal may be repaid at any time because of prepayments on the underlying mortgages. That may result in greater price and yield volatility than traditional fixed-income securities that have a fixed maturity and interest rate.

     The Fund may also invest in CMOs, which generally are obligations fully collateralized by a portfolio of mortgages or mortgage-related securities. Payment of the interest and principal generated by the pool of mortgages is passed through to the holders as the payments are received. CMOs are issued with a variety of classes or series which have different maturities. Certain CMOs may be more volatile and less liquid than other types of mortgage-related securities, because of the possibility of the prepayment of principal due to prepayments on the underlying mortgage loans.

     The Fund may also enter into "forward roll" transactions with banks and dealers with respect to the mortgage-related securities in which it can invest. These require the Fund to secure its obligation in the transaction by segregating assets with its custodian bank equal in amount to its obligation under the roll.

     The Fund may invest in CMOs that are "stripped"; that is, the security is divided into two parts, one of which receives some or all of the principal payments and the other of which receives some or all of the interest. Stripped securities that receive interest only are subject to increased volatility in price due to interest rate changes and have the additional risk that if the principal underlying the CMO is prepaid (which is more likely to happen if interest rates fall), the Fund will lose the anticipated cash flow from the interest on the mortgages that were prepaid. Stripped securities that receive principal payments only are also subject to increased volatility in price due to interest rate changes and have the additional risk that the security will be less liquid during demand or supply imbalances. See "Mortgage-backed Securities" in the Statement of Additional Information for more details.

Debt Securities of U.S. Companies. The Fund may invest in debt securities and dividend-paying common stocks issued by U.S. companies, including bonds, debentures, notes, preferred stocks, zero coupon securities, participation interests, asset-backed securities and sinking fund and callable bonds.The Fund may purchase these securities in public offerings or through private placements. The Fund has no limitations on the maturity, capitalization of the issuer or credit rating of the domestic debt securities in which it invests, although it is expected that most issuers will have total assets in excess of $100 million.

     - Zero Coupon Corporate Securities. Zero coupon corporate securities are similar to U.S. Government zero coupon Treasury securities but are issued by companies. They have an additional risk that the issuing company may fail to pay interest or repay the principal on the obligation.

     - Corporate Asset-Backed Securities. Asset-backed securities are fractional interests in pools of consumer loans and other trade receivables, similar to mortgage-backed securities. They are issued by trusts and special purpose corporations. They are backed by a pool of assets, such as credit card or auto loan receivables, which are the obligations of a number of different parties. The income from the underlying pool is passed through to holders, such as the Fund. These securities are frequently supported by a credit enhancement, such as a letter of credit, a guarantee or a preference right. However, the extent of the credit enhancement may be different for different securities and generally applies to only a fraction of the security's value. These securities present special risks. For example, in the case of credit card receivables, the issuer of the security may have no security interest in the related collateral. Thus, the risks of corporate asset-backed securities are ultimately dependent upon payment of consumer loans by the individual borrowers.

     - Participation Interests. The Fund may acquire participation interests in loans that are made to U.S. or foreign companies (the "borrower"). They may be interests in, or assignments of, the loan and are acquired from banks or brokers that have made the loan or are
members of the lending syndicate.   No more than 5% of the Fund's net
assets can be invested in participation interests of the same borrower. The Manager has set certain creditworthiness standards for issuers of loan participations, and monitors their creditworthiness. The value of loan participation interests depends primarily upon the creditworthiness of the borrower, and its ability to pay interest and principal. Borrowers may have difficulty making payments. If a borrower fails to make scheduled interest or principal payments, the Fund could experience a decline in the net asset value of its shares. Some borrowers may have senior securities rated as low as "C" by Moody's or "D" by Standard & Poor's, but may be deemed acceptable credit risks. Participation interests are subject to the Fund's limitations on investments in illiquid securities. See "Illiquid and Restricted Securities".

     - Special Risks - Borrowing for Leverage. The Fund may borrow up to 50% of the value of its net assets from banks to buy securities.
The Fund will borrow only if it can do so without putting up assets as security for a loan. This is a speculative investment method known as "leverage." This investing technique may subject the Fund to greater risks and costs than funds that do not borrow. These risks may include the possibility that the Fund's net asset value per share will fluctuate more than the net asset value of funds that don't borrow, since the Fund pays interest on borrowings and interest expense affects the Fund's share price and yield. Borrowing for leverage is subject to limits under the Investment Company Act, described in more detail in "Borrowing for Leverage" in the Statement of Additional Information.

Other Investment Techniques and Strategies. The Fund may also use the investment techniques and strategies described below. These techniques involve certain risks. The Statement of Additional Information contains more detailed information about these practices, including limitations on their use that are designed to reduce some of the risks. For more information, please refer to the description of these techniques under the same headings in "Other Investment Techniques and Strategies" in the Statement of Additional Information.

     - Temporary Defensive Investments. In times of unstable economic or market conditions, the Manager may determine that it is appropriate for the Fund to assume a temporary defensive position by investing some of its assets (there is no limit on the amount) in short-term money market instruments. These include U.S. Government Securities, bank obligations, commercial paper, corporate obligations and other instruments approved by the Fund's Board of Trustees.

     - Loans of Portfolio Securities. To attempt to increase its income, the Fund may lend its portfolio securities amounting to not more than 25% of its total assets to brokers, dealers and other financial institutions, subject to certain conditions described in the Statement of Additional Information. The Fund presently does not intend to lend its portfolio securities, but if it does, the value of securities loaned is not expected to exceed 5% of the value of its total assets.

     - Repurchase Agreements. The Fund may enter into repurchase agreements. In a repurchase transaction, the Fund buys a security and simultaneously sells it to the vendor for delivery at a future date. There is no limit on the amount of the Fund's net assets that may be subject to repurchase agreements of seven days or less. Repurchase agreements must be fully collateralized. However, if the vendor fails to pay the re-sale price on the delivery date, the Fund may experience costs in disposing of the collateral and losses if there is any delay in doing so.

     - Illiquid and Restricted Securities. Under the policies and procedures established by the Fund's Board of Trustees, the Manager determines the liquidity of certain of the Fund's investments. Investments may be illiquid because of the absence of an active trading market, making it difficult to value them or dispose of them promptly at an acceptable price. A restricted security is one that has a contractual restriction on its resale or which cannot be sold publicly
until it is registered under the Securities Act of 1933.   The Fund
will not invest more than 10% of its net assets in illiquid or restricted securities (that limit may increase to 15% if certain state laws are changed or the Fund's shares are no longer sold in those states). The Fund's percentage limitation on these investments does not apply to certain restricted securities that are eligible for resale to qualified institutional purchasers.

     - Warrants and Rights. Warrants basically are options to purchase stock at set prices that are valid for a limited period of time. Rights are options to purchase securities, normally granted to current holders by the issuer. The Fund may invest up to 5% of its total assets in warrants or rights. That 5% does not apply to warrants and rights the Fund acquired as part of units with other securities or that were attached to other securities. No more than 2% of the Fund's assets may be invested in warrants that are not listed on the New York or American Stock Exchanges. For further details about these investments, please refer to "Warrants and Rights" in the Statement of Additional Information.

     - "When-Issued" and Delayed Delivery Transactions. The Fund may purchase securities on a "when-issued" basis and may purchase or sell securities on a "delayed delivery" basis. These terms refer to securities that have been created and for which a market exists, but which are not available for immediate delivery. There may be a risk of loss to the Fund if the value of the security declines prior to the settlement date.

     - Hedging. The Fund may purchase and sell certain kinds of futures contracts, put and call options, forward contracts, and options on futures and broadly-based securities indices, or enter into interest rate swap agreements. These are all referred to as "hedging instruments." The Fund does not use hedging instruments for speculative purposes, and has limits on the use of them, described below. The hedging instruments the Fund may use are described below and in greater detail in "Other Investment Techniques and Strategies" in the Statement of Additional Information.

     The Fund may buy and sell options, futures and forward contracts for a number of purposes. It may do so to try to manage its exposure to the possibility that the prices of its portfolio securities may decline, or to establish a position in the securities market as a temporary substitute for purchasing individual securities. It may do so to try to manage its exposure to changing interest rates. Some of these strategies, such as selling futures, buying puts and writing covered calls, hedge the Fund's portfolio against price fluctuations.

     Other hedging strategies, such as buying futures and call options, tend to increase the Fund's exposure to the securities market. Forward contracts are used to try to manage foreign currency risks on the Fund's foreign investments. Foreign currency options are used to try to protect against declines in the dollar value of foreign securities the Fund owns, or to protect against an increase in the dollar cost of buying foreign securities. Writing covered call options may also provide income to the Fund for liquidity purposes or defensive reasons or to raise cash to distribute to shareholders.

     Futures. The Fund may buy and sell futures contracts that relate to (1) broadly-based securities indices (these are referred to as Stock Index Futures and Bond Index Futures), and (2) interest rates (these are referred to as Interest Rate Futures). All of these futures are described in "Hedging With Options and Futures Contracts" in the Statement of Additional Information. The Fund does not use futures and options on futures for speculative purposes.

     Put and Call Options. The Fund may buy and sell certain kinds of put options (puts) and call options (calls).

     The Fund may purchase calls on (1) debt securities, (2) Futures,
(3) broadly-based securities indices and (4) foreign currencies, or to terminate its obligation on a call the Fund previously wrote. The Fund may write (that is, sell) covered call options on debt securities to raise cash for income to distribute to shareholders or for defensive reasons. When the Fund writes a call, it receives cash (called a premium). The call gives the buyer the ability to buy the investment on which the call was written from the Fund at the call price during the period in which the call may be exercised. If the value of the investment does not rise above the call price, it is likely that the call will lapse without being exercised, while the Fund keeps the cash premium (and the investment).

     The Fund may purchase put options. Buying a put on an investment gives the Fund the right to sell the investment at a set price to a seller of a put on that investment. The Fund can purchase those puts that relate to (1) debt securities, (2) Interest Rate Futures, (3) Stock or Bond Index Futures or (4) foreign currencies. The Fund may purchase puts on investments it does not own. Writing puts requires the segregation of liquid assets to cover the put. The Fund will not write a put if it will require more than 50% of the Fund's net assets to be segregated to cover the put obligation.

     The Fund may buy or sell foreign currency puts and calls only if they are traded on a securities or commodities exchange or on the over-the-counter market, or are quoted by recognized dealers in those options. Foreign currency options are used to try to protect against declines in the dollar value of foreign securities the Fund owns, or to protect against increases in the dollar cost of buying foreign securities.

     The Fund may buy and sell calls if certain conditions are met: (1) the calls must be listed on a domestic or foreign securities or commodities exchange or quoted on the Automated Quotation System of the National Association of Securities Dealers, Inc. or on the over-the-counter market; and (2) each call must be "covered" while it is outstanding; that means the Fund must own the securities on which the call is written or it must own other securities that are acceptable for the escrow arrangements required for calls. There is no limit on the amount of the Fund's total assets that may be subject to covered calls. The Fund can also write calls on foreign currencies (discussed below). The Fund may also write covered calls on Futures Contracts it owns, but these calls must be covered by securities or other liquid assets the Fund owns and segregates to enable it to satisfy its obligations if the call is exercised. A call or put option may not be purchased if the value of all of the Fund's put and call options would exceed 5% of the Fund's total assets.

     Forward Contracts. Forward contracts are foreign currency exchange contracts. They are used to buy or sell foreign currency for future delivery at a fixed price. The Fund uses them to "lock-in" the U.S. dollar price of a security denominated in a foreign currency that the Fund has bought or sold, or to protect against losses from changes in the relative values of the U.S. dollar and a foreign currency. The Fund may also use "cross hedging," where the Fund hedges against changes in currencies other than the currency in which a security it holds is denominated.
     Interest Rate Swaps. In an interest rate swap, the Fund and another party exchange their right to receive or their obligation to pay interest on a security. For example, they may swap a right to receive floating rate payments for fixed rate payments. The Fund enters into swaps only on securities it owns. The Fund may not enter into swaps with respect to more than 25% of its total assets. Also, the Fund will segregate liquid assets (such as cash or U.S. Government securities) to cover any amounts it could owe under swaps that exceed the amounts it is entitled to receive, and it will adjust that amount daily, as needed.

     Hedging instruments can be volatile investments and may involve special risks. The use of hedging instruments requires special skills and knowledge of investment techniques that are different than what is required for normal portfolio management. If the Manager uses a hedging instrument at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the Fund's return. The Fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market for the future or option.

     Options trading involves the payment of premiums and has special tax effects on the Fund. There are also special risks in particular hedging strategies. If a covered call written by the Fund is exercised on a security that has increased in value, the Fund will be required to sell the security at the call price and will not be able to realize any profit if the security has increased in value above the call price.
The use of forward contracts may reduce the gain that would otherwise result from a change in the relationship between the U.S. dollar and a foreign currency. To limit its exposure in foreign currency exchange contracts, the Fund limits its exposure to the amount of its assets denominated in the foreign currency. Interest rate swaps are subject to credit risks (if the other party fails to meet its obligations) and also to interest rate risks. The Fund could be obligated to pay more under its swap agreements than it receives under them, as a result of interest rate changes. These risks are described in greater detail in the Statement of Additional Information.

     - Derivative Investments. The Fund can invest in a number of different kinds of "derivative investments." The Fund may use some types of derivatives for hedging purposes, and may invest in others because they offer the potential for increased income and principal value. In general, a "derivative investment" is a specially-designed investment whose performance is linked to the performance of another investment or security, such as an option, future, index or currency. In the broadest sense, derivative investments include exchange-traded options and futures contracts (please refer to "Hedging").

     One risk of investing in derivative investments is that the company issuing the instrument might not pay the amount due on the maturity of the instrument. There is also the risk that the underlying investment or security might not perform the way the Manager expected it to perform. The performance of derivative investments may also be influenced by interest rate changes in the U.S. and abroad. All of these risks can mean that the Fund will realize less income than expected from its investments, or that it can lose part of the value of its investments, which will affect the Fund's share price. Certain derivative investments held by the Fund may trade in the over-the-counter markets and may be illiquid. If that is the case, the Fund's investment in them will be limited, as discussed in "Illiquid and Restricted Securities".

     Another type of derivative the Fund may invest in is an "index-linked" note. On the maturity of this type of debt security, payment is made based on the performance of an underlying index, rather than based on a set principal amount for a typical note. Another derivative investment the Fund may invest in is a currency-indexed security.
These are typically short-term or intermediate-term debt securities. Their value at maturity or the interest rates at which they pay income are determined by the change in value of the U.S. dollar against one or more foreign currencies or an index. In some cases, these securities may pay an amount at maturity based on a multiple of the amount of the relative currency movements. This variety of index security offers the potential for greater income but at a greater risk of loss.

     Other derivative investments the Fund may invest in include "debt exchangeable for common stock" of an issuer or "equity-linked debt securities" of an issuer. At maturity, the debt security is exchanged for common stock of the issuer or is payable in an amount based on the price of the issuer's common stock at the time of maturity. In either case there is a risk that the amount payable at maturity will be less than the principal amount of the debt (because the price of the issuer's common stock is not as high as was expected).

Other Investment Restrictions. The Fund has other investment restrictions which are fundamental policies. Under these fundamental policies, the Fund cannot do any of the following: (1) as to 75% of its total assets, the Fund may not buy securities issued or guaranteed by a single issuer if, as a result, the Fund would have invested more than 5% of its assets in the securities of that issuer or would own more than 10% of the voting securities of that issuer (purchases of U.S. Government Securities are not restricted by this policy); (2) the Fund may not borrow money in excess of 50% of the value of its total assets (as a non-fundamental policy, that limit is applied to the Fund's net assets), and it may borrow only subject to the restrictions described under "Borrowing for Leverage," in the Statement of Additional Information; (3) the Fund may not invest more than 25% of its total assets in any one industry (this limit does not apply to U.S. Government Securities but each foreign government is treated as an "industry," and utilities are divided according to the services they provide); and (4) the Fund may not invest more than 5% of its total assets in securities of issuers (including their predecessors) that have been in operation less than three years.

     All of the percentage limitations described above and elsewhere in this Prospectus and Statement of Additional Information apply only at the time the Fund purchases a security, and the Fund need not dispose of a security merely because the size of the Fund's assets has changed or the security has increased in value relative to the size of the Fund. There are other fundamental policies discussed in the Statement of Additional Information.

How the Fund is Managed

Organization and History. The Fund was organized in 1989 as a Massachusetts business trust with one series, but in December 1993, that business trust was reorganized to become a multi-series business trust called Oppenheimer Strategic Funds Trust (the "Trust"), and the Fund became a series of it. The Trust is an open-end, diversified management investment company, with an unlimited number of authorized shares of beneficial interest.

     The Board of Trustees has the power, without shareholder approval, to divide unissued shares of this Fund into two or more classes. The Board has done so, and the Fund currently has three classes of shares, Class A, Class B and Class C. Each class has its own dividends and distributions and pays certain expenses which may be different for the different classes. Each class may have a different net asset value. Each share has one vote at shareholder meetings, with fractional shares voting proportionally. Only shares of a particular class vote together on matters that affect that class alone. Shares are freely transferrable.

     The Fund is governed by a Board of Trustees, which is responsible for protecting the interests of shareholders under Massachusetts law. The Trustees meet periodically throughout the year to oversee the Fund's activities, review its performance, and review the actions of the Manager. "Trustees and Officers of the Fund" in the Statement of Additional Information names the Trustees and provides more information about them and the officers of the Fund. Although the Fund is not required by law to hold annual meetings, it may hold shareholder meetings from time to time on important matters, and shareholders have the right to call a meeting to remove a Trustee or to take other action described in the Fund's Declaration of Trust.

The Manager and its Affiliates. The Fund is managed by the Manager, Oppenheimer Management Corporation, which is responsible for selecting the Fund's investments and handles its day-to-day business. The Manager carries out its duties, subject to the policies established by the Board of Trustees, under an Investment Advisory Agreement which states the Manager's responsibilities. The Agreement sets forth the fees paid by the Fund to the Manager and describes the expenses that the Fund is responsible to pay to conduct its business.

     The Manager has operated as an investment adviser since 1959. The Manager (including a subsidiary) currently manages investment companies, including other OppenheimerFunds, with assets of more than $30 billion as of March 31, 1995, and with more than 2.4 million shareholder accounts. The Manager is owned by Oppenheimer Acquisition Corp., a holding company that is owned in part by senior officers of the Manager and controlled by Massachusetts Mutual Life Insurance Company, a mutual life insurance company.

     - Portfolio Managers. The Portfolio Managers of the Fund are Arthur P. Steinmetz and David P. Negri. They have been the individuals principally responsible for the day-to-day management of the Fund's portfolio since November 1989. Mr. Steinmetz, a Senior Vice President of the Manager, and Mr. Negri, a Vice President of the Manager, are Vice Presidents of the Trust. They each serve as officers and portfolio managers of other OppenheimerFunds.

     - Fees and Expenses. Under the Investment Advisory Agreement, the Fund pays the Manager the following annual fees, which decline on additional assets as the Fund grows: 0.75% of the first $200 million of the Fund's average annual net assets, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66% of the next $200 million, 0.60% of the next $200 million, and 0.50% of net assets in excess of $1 billion. The Fund's management fee for its last fiscal year was 0.54% of average annual net assets for Class A shares and 0.54% for Class B shares, which may be higher than the rate paid by some other mutual funds.

     The Fund pays expenses related to its daily operations, such as custodian fees, Trustees' fees, transfer agency fees, legal and auditing costs. Those expenses are paid out of the Fund's assets and are not paid directly by shareholders. However, those expenses reduce the net asset value of shares, and therefore are indirectly borne by shareholders through their investment. More information about the investment advisory agreement and the other expenses paid by the Fund is contained in the Statement of Additional Information.

     There is also information about the Fund's brokerage policies and portfolio transactions in "Brokerage Policies of the Fund" in the Statement of Additional Information. Because the Fund purchases most of its portfolio securities directly from the sellers and not through brokers, it therefore incurs relatively little expense for brokerage. From time to time it may use brokers when buying portfolio securities. When deciding which brokers to use in those cases, the investment advisory agreement allows the Manager to consider whether brokers have sold shares of the Fund or any other funds for which the Manager also serves as investment adviser.

     - The Distributor. The Fund's shares are sold through dealers or brokers that have a sales agreement with Oppenheimer Funds Distributor, Inc., a subsidiary of the Manager that acts as the Distributor. The Distributor also distributes the shares of other mutual funds managed by the Manager (the "OppenheimerFunds") and is sub-distributor for funds managed by a subsidiary of the Manager.

     - The Transfer Agent. The Fund's transfer agent is Oppenheimer Shareholder Services, a division of the Manager, which acts as the shareholder servicing agent for the Fund and the other OppenheimerFunds on an "at-cost" basis. Shareholders should direct inquiries about their accounts to the Transfer Agent at the address and toll-free numbers shown below in this Prospectus and on the back cover.


Performance of the Fund

Explanation of Performance Terminology. The Fund uses the terms "total return," "average annual total return" and "yield" to illustrate its performance. The performance of each class of shares is shown separately, because the performance of each class will usually be different, as a result of the different kinds of expenses each class bears. This performance information may be useful to help you see how well your investment has done and to compare it to other funds or market indices, as we have done below.

     It is important to understand that the Fund's yields and total returns represent past performance and should not be considered to be predictions of future returns or performance. This performance data is described below, but more detailed information about how total returns and yields are calculated is contained in the Statement of Additional Information, which also contains information about indices and other ways to measure and compare the Fund's performance. The Fund's investment performance will vary over time, depending on market conditions, the composition of the portfolio, expenses and which class of shares you purchase.

     - Total Returns. There are different types of "total returns" used to measure the Fund's performance. Total return is the change in value of a hypothetical investment in the Fund over a given period, assuming that all dividends and capital gains distributions are reinvested in additional shares. The cumulative total return measures the change in value over the entire period (for example, ten years). An average annual total return shows the average rate of return for each year in a period that would produce the cumulative total return over the entire period. However, average annual total returns do not show the Fund's actual year-by-year performance.

     When total returns are quoted for Class A shares, they reflect the payment of the current maximum initial sales charge. When total returns are shown for Class B shares, they reflect the effect of the contingent deferred sales charge that applies to the period for which total return is shown. When total returns are shown for a one-year period for Class C shares, they reflect the effect of the contingent deferred sales charge. Total returns may also be quoted "at net asset value," without considering the effect of the sales charge, and those returns would be reduced if sales charges were deducted.

     - Yield. Each class of shares calculates its yield by dividing the annualized net investment income per share on the portfolio during a 30-day period by the maximum offering price on the last day of the period. The yield of each class will differ because of the different expenses of each class of shares. The yield data represents a hypothetical investment return on the portfolio, and does not measure an investment return based on dividends actually paid to shareholders. To show that return, a dividend yield may be calculated. Dividend yield is calculated by dividing the dividends of a class derived from net investment income during a stated period by the maximum offering price on the last day of the period. Yields and dividend yields for Class A shares reflect the deduction of the maximum initial sales charge, but may also be shown based on the Fund's net asset value per share. Yields for Class B and Class C shares do not reflect the deduction of the contingent deferred sales charge.

How Has the Fund Performed? Below is a discussion by the Manager of the Fund's performance during its last fiscal year ended September 30, 1994, followed by a graphical comparison of the Fund's performance to an appropriate broad-based market index.

     - Management's Discussion of Performance. During the past fiscal year, the Fund's performance was affected by the rise in short-term interest rates, both in the U.S. and abroad. As interest rates rose, the bond market declined. In response to rising interest rates in the U.S., the Manager reduced the Fund's exposure to long-term U.S. government bonds, as well as high yield corporate bonds issued by companies whose earnings are sensitive to interest rate changes. The proceeds from the sale of those investments were used to increase the Fund's investment in higher- yielding, lower-rated corporate bonds issued by companies whose earnings tend to rise in the middle-to-late stages of an economic expansion. In addition, the Manager used futures to hedge against interest rate risk and thus avoided the sale of interest bearing securities. As foreign interest rates rose and the dollar weakened against major currencies, the Manager reduced the Fund's investments in Latin America and other emerging markets which tend to perform poorly in a rising interest rate environment. The Manager increased the Fund's investments in foreign government bonds which the Manager believed would benefit from economic growth.

     - Comparing the Fund's Performance to the Market. The chart below shows the performance of a hypothetical $10,000 investment in Class A and Class B shares of the Fund from the inception of each respective Class held through September 30, 1994, with all dividends and capital gains distributions reinvested in additional shares. The graph reflects the deduction of the 4.75% maximum initial sales charge on Class A shares and the maximum 5% contingent deferred sales charge for Class B shares. Class C shares were not publicly offered during the fiscal year ended September 30, 1994. Accordingly, no information is presented on Class C shares in the graph below.

     Because the Fund invests in a variety of debt securities in domestic and foreign markets, the Fund's performance is compared to the performance of The Lehman Brothers Aggregate Bond Index and The Salomon Brothers World Government Bond Index. The Lehman Brothers Aggregate Bond Index is a broad-based, unmanaged index of U.S. corporate bond issues, U.S. government securities and mortgage-backed securities widely regarded as a measure of the performance of the domestic debt securities market. The Salomon Brothers World Government Bond Index is an unmanaged index of fixed-rate bonds having a maturity of one year or more, widely regarded as a benchmark of fixed income performance on a world-wide basis. Index performance reflects the reinvestment of income, but not capital gains or transaction costs, and none of the data below shows the effect of taxes. Also, the Fund's performance data reflects the effect of Fund business and operating expenses.
While index comparisons may be useful to provide a benchmark for the Fund's performance, it must be noted that the Fund's investments are not limited to the securities in any one index. Moreover, the index data does not reflect any assessment of the risk of the investments included in the index.

Oppenheimer Strategic Income Fund
Comparison of Change in Value
of $10,000 Hypothetical Investment to
Lehman Brothers Aggregate Bond Index and
Salomon Brothers World Government Bond Index

(Graph)

Past Performance is not predictive of future performance.

Oppenheimer Strategic Income Fund
Average Annual Total Returns at 9/30/94

                    1 Year         Life of Class*

          Class A:  -2.98%         9.93%
          Class B:  -3.49%         6.49%


_________________
* Class A shares were first publicly offered on 10/16/89.
  Class B shares were first publicly offered on 11/30/92.

ABOUT YOUR ACCOUNT

How to Buy Shares

Classes of Shares. The Fund offers investors three different classes of shares. The different classes of shares represent investments in the same portfolio of securities but are subject to different expenses and will likely have different share prices.

     - Class A Shares. If you buy Class A shares, you pay an initial sales charge (on investments up to $1 million). If you purchase Class A shares as part of an investment of at least $1 million in shares of one or more OppenheimerFunds, you will not pay an initial sales charge but if you sell any of those shares within 18 months after your purchase, you may pay a contingent deferred sales charge, which will vary depending on the amount you invested. Sales charges are described below.

     - Class B Shares. If you buy Class B shares, you pay no sales charge at the time of purchase, but if you sell your shares within six years, you will normally pay a contingent deferred sales charge that varies depending on how long you own your shares. It is described below.

     - Class C Shares. If you buy Class C shares, you pay no sales charge at the time of purchase, but if you sell your shares within 12 months of buying them, you will normally pay a contingent deferred sales charge of 1%.

Which Class of Shares Should You Choose? Once you decide that the Fund is an appropriate investment for you, the decision as to which class of shares is better suited to your needs depends on a number of factors which you should discuss with your financial advisor. The Fund's operating costs that apply to a class of shares and the effect of the different types of sales charges on your investment will vary your investment results over time. The most important factors are how much you plan to invest, how long you plan to hold your investment, and whether you anticipate exchanging your shares for shares of other OppenheimerFunds (not all of which currently offer Class B and Class C shares). If your goals and objectives change over time and you plan to purchase additional shares, you should re-evaluate those factors to see if you should consider another class of shares.

     In the following discussion, to help provide you and your financial advisor with a framework in which to choose a class, we have made some assumptions using a hypothetical investment in the Fund. We used the sales charge rates that apply to each class, and considered the effect of the asset-based sales charges on Class B and Class C expenses (which will affect your investment return). For the sake of comparison, we have assumed that there is a 10% rate of appreciation in the investment each year. Of course, the actual performance of your investment cannot be predicted and will vary, based on the Fund's actual investment returns and the operating expenses borne by each class of shares, and which class you invest in. The factors discussed below are not intended to be investment advice or recommendations, because each investor's financial considerations are different.
     - How Long Do You Expect to Hold Your Investment? The Fund is designed for long-term investment. While future financial needs cannot be predicted with certainty, knowing how long you expect to hold your investment will assist you in selecting the appropriate class of shares. The effect of the sales charge over time, using our assumptions, will generally depend on the amount invested. Because of the effect of class-based expenses, your choice will also depend on how much you invest.

     Investing for the Short Term. If you have a short term horizon (that is, you plan to hold your shares less than six years), you should probably consider purchasing Class C shares rather than Class A or Class B shares. This is because there is no initial sales charge on Class C shares, and the contingent deferred sales charge does not apply to amounts you sell after holding them one year.

     However, if you plan to invest more than $250,000 for a period less than six years, Class C shares might not be as advantageous as Class A shares. This is because the annual asset-based sales charge on Class C shares (and the contingent deferred sales charges that apply if you redeem Class C shares within a year of purchase) might have a greater impact on your account during the period than the initial sales charge that would apply if Class A shares were purchased instead at the applicable reduced Class A sales charge rate.

     For most investors who invest $500,000 or more, in most cases, Class A shares will be the most advantageous choice, no matter how long you intend to hold your shares. For that reason, the Distributor normally will not accept purchase orders of $500,000 or more of Class B, or orders for more than $1 million of Class C shares from a single investor.

     Investing for the Longer Term. If you are investing for the longer term, for example, for retirement, and do not expect to need access to your money for seven years or more, Class A shares will likely be more advantageous than Class B or Class C shares. This is because of the effect of expected lower expenses for Class A shares and the reduced initial sales charges available for larger investments in Class A shares under the Fund's Right of Accumulation. Class B shares may be appropriate for smaller investments held for the longer term because there is no initial sales charge on Class B shares and Class B shares held six years following their purchase convert into Class A shares.

     Of course, all of these examples are based on approximations of the effect of current sales charges and expenses on a hypothetical investment over time, using the assumed annual performance return stated above, and you should analyze your options carefully.

     - Are There Differences in Account Features That Matter to You? Because some account features (such as checkwriting) may not be available to Class B or Class C shareholders, or other features (such as Automatic Withdrawal Plans) might not be advisable (because of the effect of the contingent deferred sales charge) in non-retirement accounts for Class B or Class C shareholders, you should carefully review how you plan to use your investment account before deciding which class of shares to buy. Additionally, dividends payable to Class B and Class C shareholders will be reduced by the additional expenses borne by those classes that are not borne by Class A, such as the Class B and Class C asset-based sales charges described below and in the Statement of Additional Information.

     Also, because not all OppenheimerFunds currently offer Class B and Class C shares, and because exchanges are permitted only to the same class of shares in other OppenheimerFunds, you should consider how important the exchange privilege is likely to be for you.

     - How Does It Affect Payments to My Broker? A salesperson, such as a broker, or any other person who is entitled to receive compensation for selling Fund shares may receive different compensation for selling or servicing one class of shares than another class. It is important that investors understand that the purpose of the contingent deferred sales charge and asset-based sales charge for Class B and Class C shares is the same as the purpose of the front-end sales charge on sales of Class A shares: to compensate the Distributor for commissions it pays to dealers and financial institutions for selling shares.

How Much Must You Invest? You can open a Fund account with a minimum initial investment of $1,000 and make additional investments at any time with as little as $25. There are reduced minimum investments under special investment plans:

     With Asset Builder Plans, Automatic Exchange Plans, 403(b)(7) custodial plans and military allotment plans, you can make initial and subsequent investments of as little as $25; and subsequent purchases of at least $25 can be made by telephone through AccountLink.

     Under pension and profit-sharing plans and Individual Retirement Accounts (IRAs), you can make an initial investment of as little as $250 (if your IRA is established under an Asset Builder Plan, the $25 minimum applies), and subsequent investments may be as little as $25.

     There is no minimum investment requirement if you are buying shares by reinvesting dividends from the Fund or other OppenheimerFunds (a list of them appears in the Statement of Additional Information, or you can ask your dealer or call the Transfer Agent), or by reinvesting distributions from unit investment trusts that have made arrangements with the Distributor.

     - How Are Shares Purchased? You can buy shares several ways -- through any dealer, broker or financial institution that has a sales agreement with the Distributor, or directly through the Distributor, or automatically from your bank account through an Asset Builder Plan under the OppenheimerFunds AccountLink service. When you buy shares, be sure to specify Class A, Class B or Class C shares. If you do not choose, your investment will be made in Class A shares.

     - Buying Shares Through Your Dealer. Your dealer will place your order with the Distributor on your behalf.

     - Buying Shares Through the Distributor. Complete an OppenheimerFunds New Account Application and return it with a check payable to "Oppenheimer Funds Distributor, Inc." Mail it to P.O. Box 5270, Denver, Colorado 80217. If you don't list a dealer on the application, the Distributor will act as your agent in buying the shares. However, we recommend that you discuss your investment first with a financial advisor, to be sure it is appropriate for you.

     - Buying Shares Through OppenheimerFunds AccountLink. You can use AccountLink to link your Fund account with an account at a U.S. bank or other financial institution that is an Automated Clearing House (ACH) member. You can then transmit funds electronically to purchase shares, to receive redemption proceeds, and to transmit dividends and distributions.

     Shares are purchased for your account on AccountLink on the regular business day the Distributor is instructed by you to initiate the ACH transfer to buy shares. You can provide those instructions automatically, under an Asset Builder Plan, described below, or by telephone instructions using OppenheimerFunds PhoneLink, also described below. You should request AccountLink privileges on the application or dealer settlement instructions used to establish your account. Please refer to "AccountLink" below for more details.

     - Asset Builder Plans. You may purchase shares of the Fund (and up to four other OppenheimerFunds) automatically each month from your account at a bank or other financial institution under an Asset Builder Plan with AccountLink. Details are on the Application and in the Statement of Additional Information.

     - At What Prices Are Shares Sold? Shares are sold at the public offering price based on the net asset value (and any initial sales charge that applies) that is next determined after the Distributor receives the purchase order in Denver, Colorado. In most cases, to enable you to receive that day's offering price, the Distributor must receive your order by the time of day The New York Stock Exchange closes, which is normally 4:00 P.M., New York time, but may be earlier on some days (all references to time in this Prospectus mean "New York time"). The net asset value of each class of shares is determined as of that time on each day The New York Stock Exchange is open (which is a "regular business day").

     If you buy shares through a dealer, the dealer must receive your order by the close of The New York Stock Exchange, on a regular business day and transmit it to the Distributor so that it is received before the Distributor's close of business that day, which is normally 5:00 P.M. The Distributor may reject any purchase order for the Fund's shares, in its sole discretion.

Class A Shares. Class A shares are sold at their offering price, which is normally net asset value plus an initial sales charge. However, in some cases, described below, purchases are not subject to an initial sales charge, and the offering price will be the net asset value. In some cases, reduced sales charges may be available, as described below. Out of the amount you invest, the Fund receives the net asset value to invest for your account. The sales charge varies depending on the amount of your purchase. A portion of the sales charge may be retained by the Distributor and allocated to your dealer as commission. The current sales charge rates and commissions paid to dealers and brokers are as follows:
_______________________________________________________________________
                    Front-End      Front-End
                    Sales Charge   Sales Charge
                    As a           As a                Commission as
                    Percentage of  Percentage of       Percentage of
Amount of Purchase  Offering Price Amount Invested     Offering Price
_______________________________________________________________________
Less than $50,000        4.75%               4.98%               4.00%

$50,000 or more but
less than $100,000       4.50%               4.71%               3.75%

$100,000 or more but
less than $250,000       3.50%               3.63%               2.75%

$250,000 or more but
less than $500,000       2.50%               2.56%               2.00%

$500,000 or more but
less than $1 million     2.00%               2.04%               1.60%
_______________________________________________________________________
The Distributor reserves the right to reallow the entire commission to dealers. If that occurs, the dealer may be considered an "underwriter" under Federal securities laws.

     - Class A Contingent Deferred Sales Charge. There is no initial sales charge on purchases of Class A shares of any one or more OppenheimerFunds aggregating $1 million or more (shares of the Fund and other OppenheimerFunds that offer only one class of shares that have no class designation are considered "Class A shares" for this purpose). However, the Distributor pays dealers of record commissions on such purchases in an amount equal to the sum of 1.0% of the first $2.5 million, plus 0.50% of the next $2.5 million, plus 0.25% of share purchases over $5 million. That commission will be paid only on the amount of those purchases in excess of $1 million that were not previously subject to a front-end sales charge and dealer commission.

     If you redeem any of those shares within 18 months of the end of the calendar month of their purchase, a contingent deferred sales charge (called the "Class A contingent deferred sales charge") will be deducted from the redemption proceeds. That sales charge may be equal to 1.0% of the aggregate net asset value of either (1) the redeemed shares (not including shares purchased by reinvestment of dividends or capital gain distributions) or (2) the original cost of the shares, whichever is less. The Class A contingent deferred sales charge will not exceed the aggregate commissions the Distributor paid to your dealer on all Class A shares of all OppenheimerFunds you purchased subject to the Class A contingent deferred sales charge.

     In determining whether a contingent deferred sales charge is payable, the Fund will first redeem shares that are not subject to the sales charge, including shares purchased by reinvestment of dividends and capital gains, and then will redeem other shares in the order that you purchased them. The Class A contingent deferred sales charge is waived in certain cases described in "Waivers of Class A Sales Charges" below.

     No Class A contingent deferred sales charge is charged on exchanges of shares under the Fund's Exchange Privilege (described below). However, if the shares acquired by exchange are redeemed within 18 months of the end of the calendar month of the purchase of the exchanged shares, the sales charge will apply.

     - Special Arrangements With Dealers. The Distributor may advance up to 13 months' commissions to dealers that have established special arrangements with the Distributor for Asset Builder Plans for their clients. Dealers whose sales of Class A shares of OppenheimerFunds (other than money market funds) under OppenheimerFunds-sponsored 403(b)(7) custodial plans exceed $5 million per year (calculated per quarter), will receive monthly one-half of the Distributor's retained commissions on those sales, and if those sales exceed $10 million per year, those dealers will receive the Distributor's entire retained commission on those sales.

Reduced Sales Charges for Class A Share Purchases. You may be eligible to buy Class A shares at reduced sales charge rates in one or more of the following ways:

     - Right of Accumulation. To qualify for the lower sales charge rates that apply to larger purchases for Class A shares, you and your spouse can add together Class A shares you purchase for your individual accounts, or jointly, or on behalf of your children who are minors, under trust or custodial accounts. A fiduciary can count all shares purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts.

     Additionally, you can add together current purchases of Class A shares of the Fund and other OppenheimerFunds with Class A shares of OppenheimerFunds you previously purchased subject to a sales charge, provided that you still hold your investment in one of the OppenheimerFunds; the value of those shares will be based on the greater of the amount you paid for the shares or their current value (at offering price). The OppenheimerFunds are listed in "Reduced Sales Charges" in the Statement of Additional Information, or a list can be obtained from the Transfer Agent. The reduced sales charge will apply only to current purchases and must be requested when you buy your shares.

     -  Letter of Intent.  Under a Letter of Intent, you may purchase
Class A shares of the    Fund and other OppenheimerFunds during a 13-
month period at the reduced sales charge rate that applies to the total amount of the intended purchases. This can include purchases made up to 90 days before the date of the Letter. More information is contained in the Application and in "Reduced Sales Charges" in the Statement of Additional Information.

     - Waivers of Class A Sales Charges. No sales charge is imposed on sales of Class A shares to the following investors: (1) the Manager or its affiliates; (2) present or former officers, directors, trustees and employees (and their "immediate families" as defined in "Reduced Sales Charges" in the Statement of Additional Information) of the Fund, the Manager and its affiliates, and retirement plans established by them for their employees; (3) registered management investment companies, or separate accounts of insurance companies having an agreement with the Manager or the Distributor for that purpose; (4) dealers or brokers that have a sales agreement with the Distributor, if they purchase shares for their own accounts or for retirement plans for their employees; (5) employees and registered representatives (and their spouses) of dealers or brokers described above or financial institutions that have entered into sales arrangements with such dealers or brokers (and are identified to the Distributor) or with the Distributor; the purchaser must certify to the Distributor at the time of purchase that the purchase is for the purchaser's own account (or for the benefit of such employee's spouse or minor children); (6) dealers, brokers or registered investment advisers that have entered into an agreement with the Distributor providing specifically for the use of shares of the Fund in particular investment products made available to their clients; and (7) dealers, brokers or registered investment advisers that have entered into an agreement with the Distributor to sell shares to defined contribution employee retirement plans for which the dealer, broker or investment adviser provides administration services.

     Additionally, no sales charge is imposed on shares that are (a) issued in plans of reorganization, such as mergers, asset acquisitions and exchange offers, to which the Fund is a party or (b) purchased by the reinvestment of loan repayments by a participant in a retirement plan for which the Manager or its affiliates acts as sponsor, or (c) purchased by the reinvestment of dividends or other distributions reinvested from the Fund or other OppenheimerFunds (other than Oppenheimer Cash Reserves) or unit investment trusts for which reinvestment arrangements have been made with the Distributor, or (d) purchased and paid for with proceeds of shares redeemed in the prior 12 months from a mutual fund on which an initial sales charge or contingent deferred sales charge was paid (other than a fund managed by the Manager or any of its affiliates); this waiver must be requested when the purchase order is placed for your shares of the Fund, and the Distributor may require evidence of your qualification for this waiver. There is a further discussion of this policy in "Reduced Sales Charges" in the Statement of Additional Information.

     The Class A contingent deferred sales charge does not apply to purchases of Class A shares at net asset value described above and is also waived if shares are redeemed in the following cases: (1) retirement distributions or loans to participants or beneficiaries from qualified retirement plans, deferred compensation plans or other employee benefit plans ("Retirement Plans"), (2) returns of excess contributions made to Retirement Plans, (3) Automatic Withdrawal Plan payments that are limited to no more than 12% of the original account value annually, (4) involuntary redemptions of shares by operation of law or under the procedures set forth in the Fund's Declaration of Trust or adopted by the Board of Trustees, and (5) if at the time an order is placed for Class A shares that would otherwise be subject to the Class A contingent deferred sales charge, the dealer agrees to accept the dealer's portion of the commission payable on the sale in installments of 1/18th of the commission per month (with no further commission payable if the shares are redeemed within 18 months of purchase).

     - Service Plan for Class A Shares. The Fund has adopted a Service Plan for Class A shares to reimburse the Distributor for a portion of its costs incurred in connection with the personal service and maintenance of accounts that hold Class A shares. Reimbursement is made quarterly at an annual rate that may not exceed 0.25% of the average annual net assets of Class A shares of the Fund. The Distributor uses all of those fees to compensate dealers, brokers, banks and other financial institutions quarterly for providing personal service and maintenance of accounts of their customers that hold Class A shares and to reimburse itself (if the Fund's Board of Trustees authorizes such reimbursements, which it has not yet done) for its other expenditures under the Plan.

     Services to be provided include, among others, answering customer inquiries about the Fund, assisting in establishing and maintaining accounts in the Fund, making the Fund's investment plans available and providing other services at the request of the Fund or the Distributor. Payments are made by the Distributor quarterly at an annual rate not to exceed 0.25% of the average annual net assets of Class A shares held in accounts of the dealer or its customers. The payments under the Plan increase the annual expenses of Class A shares. For more details, please refer to "Distribution and Service Plans" in the Statement of Additional Information.

Class B Shares. Class B shares are sold at net asset value per share without an initial sales charge. However, if Class B shares are redeemed within 6 years of their purchase, a contingent deferred sales charge will be deducted from the redemption proceeds. That sales charge will not apply to shares purchased by the reinvestment of dividends or capital gains distributions. The charge will be assessed on the lesser of the net asset value of the shares at the time of redemption or the original purchase price. The contingent deferred sales charge is not imposed on the amount of your account value represented by the increase in net asset value over the initial purchase price (including increases due to the reinvestment of dividends and capital gains distributions). The Class B contingent deferred sales charge is paid to the Distributor to reimburse its expenses of providing distribution-related services to the Fund in connection with the sale of Class B shares.

     To determine whether the contingent deferred sales charge applies to a redemption, the Fund redeems shares in the following order: (1) shares acquired by reinvestment of dividends and capital gains distributions, (2) shares held for over 6 years, and (3) shares held the longest during the 6-year period.

     The amount of the contingent deferred sales charge will depend on the number of years since you invested and the dollar amount being redeemed, according to the following schedule:

Years Since                        Contingent Deferred Sales Charge
Beginning of Month In Which        on Redemptions in that Year
Purchase Order was Accepted        (As % of Amount Subject to Charge)

0 - 1                              5.0%
1 - 2                              4.0%
2 - 3                              3.0%
3 - 4                              3.0%
4 - 5                              2.0%
5 - 6                              1.0%
6 and following                    None

     In the table, a "year" is a 12-month period. All purchases are considered to have been made on the first regular business day of the month in which the purchase was made.


     - Waivers of Class B Sales Charge. The Class B contingent deferred sales charge will be waived if the shareholder requests it for any of the following redemptions: (1) distributions to participants or beneficiaries from Retirement Plans, if the distributions are made (a) under an Automatic Withdrawal Plan after the participant reaches age 59-1/2, as long as the payments are no more than 10% of the account value annually (measured from the date the Transfer Agent receives the request), or (b) following the death or disability (as defined in the Internal Revenue Code) of the participant or beneficiary; (2) redemptions from accounts other than Retirement Plans following the death or disability of the shareholder (the disability must have occurred after the account was established and you must provide evidence of a determination of disability by the Social Security Administration); (3) returns of excess contributions to Retirement Plans; and (4) distributions from IRAs (including SEP-IRAs and SAR/SEP accounts) before the participant is age 59 1/2, and distributions from 403(b)(7) custodial plans or pension or profit sharing plans before the participant is age 59 1/2 but only after the participant has separated from service, if the distributions are made in substantially equal periodic payments over the life (or life expectancy) of the participant or the joint lives (or joint life and last survivor expectancy) of the participant and the participant's designated beneficiary (and the distributions must comply with the other requirements for such distributions under the Internal Revenue Code and may not exceed 10% of the account value annually, measured from the date the Transfer Agent receives the request).

     The contingent deferred sales charge is also waived on Class B shares in the following cases: (i) shares sold to the Manager or its affiliates; (ii) shares sold to registered management investment companies or separate accounts of insurance companies having an agreement with the Manager or the Distributor for that purpose; (iii) shares issued in plans of reorganization to which the Fund is a party; and (iv) shares redeemed in involuntary redemptions as described below. Further details about this policy are contained in "Reduced Sales Charges" in the Statement of Additional Information.

     - Automatic Conversion of Class B Shares. 72 months after you purchase Class B shares, those shares will automatically convert to Class A shares. This conversion feature relieves Class B shareholders of the asset-based sales charge that applies to Class B shares under the Class B Distribution Plan, described below. The conversion is based on the relative net asset value of the two classes, and no sales load or other charge is imposed. When Class B shares convert, any other Class B shares that were acquired by the reinvestment of dividends and distributions on the converted shares will also convert to Class A shares. The conversion feature is subject to the continued availability of a tax ruling described in "Alternative Sales Arrangements - Class A, Class B and Class C Shares" in the Statement of Additional Information.

     - Distribution and Service Plan for Class B Shares. The Fund has adopted a Distribution and Service Plan for Class B shares to compensate the Distributor for its services and costs in distributing Class B shares and servicing accounts. Under the Plan, the Fund pays the Distributor an annual "asset-based sales charge" of 0.75% per year on Class B shares that are outstanding for 6 years or less. The Distributor also receives a service fee of 0.25% per year. Both fees are computed on the average annual net assets of Class B shares, determined as of the close of each regular business day. The asset-based sales charge allows investors to buy Class B shares without a front-end sales charge while allowing the Distributor to compensate dealers that sell Class B shares.

     The Distributor uses the service fee to compensate dealers for providing personal service for accounts that hold Class B shares. Those services are similar to those provided under the Class A Service Plan, described above. The asset-based sales charge and service fee increase Class B expenses by up to 1.00% of average net assets per year.

     The Distributor pays the 0.25% service fee to dealers in advance for the first year after Class B shares have been sold by the dealer. After the shares have been held for a year, the Distributor pays the fee on a quarterly basis. The Distributor pays sales commissions of 3.75% of the purchase price to dealers from its own resources at the time of sale. The Distributor retains the asset-based sales charge to recoup the sales commissions it pays, the advances of service fee payments it makes, and its financing costs.

     The Distributor's actual expenses in selling Class B shares may be more than the payments it receives from contingent deferred sales charges collected on redeemed shares and from the Fund under the Distribution and Service Plan for Class B shares. Therefore, those expenses may be carried over and paid in future years. At September 30, 1994, the end of the Plan year, the Distributor had incurred unreimbursed expenses under the Plan of $64,673,369 (equal to 4.08% of the Fund's net assets represented by Class B shares on that date), which have been carried over into the present Plan year. If the Plan is terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to the Distributor for expenses it incurred before the Plan was terminated.

     Class C Shares. Class C shares are sold at net asset value per share without an initial sales charge. However, if Class C shares are redeemed within 12 months of their purchase, a contingent deferred sales charge of 1.0% will be deducted from the redemption proceeds. That sales charge will not apply to shares purchased by the reinvestment of dividends or capital gains distributions. The charge will be assessed on the lesser of the net asset value of the shares at the time of redemption or the original purchase price. The contingent deferred sales charge is not imposed on the amount of your account value represented by the increase in net asset value over the initial purchase price (including increases due to the reinvestment of dividends and capital gains distributions). The Class C contingent deferred sales charge is paid to the Distributor to reimburse its expenses of providing distribution-related services to the Fund in connection with the sale of Class C shares.

     To determine whether the contingent deferred sales charge applies to a redemption, the Fund redeems shares in the following order: (1) shares acquired by reinvestment of dividends and capital gains distributions, (2) shares held for over 12 months, and (3) shares held the longest during the 12-month period.

     - Waivers of Class C Sales Charge. The Class C contingent deferred sales charge will be waived if the shareholder requests it for any of the redemptions or circumstances described above under "Waivers of Class B Sales Charge."

     - Distribution and Service Plan for Class C Shares. The Fund has adopted a Distribution and Service Plan for Class C shares to compensate the Distributor for distributing Class C shares and servicing accounts. Under the Plan, the Fund pays the Distributor an annual "asset-based sales charge" of 0.75% per year on Class C shares. The Distributor also receives a service fee of 0.25% per year. Both fees are computed on the average annual net assets of Class C shares, determined as of the close of each regular business day. The asset-based sales charge allows investors to buy Class C shares without a front-end sales charge while allowing the Distributor to compensate dealers that sell Class C shares.

     The Distributor uses the service fee to compensate dealers for providing personal services for accounts that hold Class C shares. Those services are similar to those provided under the Class A Service Plan, described above. The asset-based sales charge and service fees increase Class C expenses by 1.00% of average net assets per year.

     The Distributor pays the 0.25% service fee to dealers in advance for the first year after Class C shares have been sold by the dealer. After the shares have been held for a year, the Distributor pays the service fee on a quarterly basis. The Distributor pays sales commissions of 0.75% of the purchase price to dealers from its own resources at the time of sale. The total up-front commission paid by the Distributor to the dealer at the time of sale of Class C shares is 1.00% of the purchase price. The Distributor plans to pay the asset-based sales charge as an ongoing commission to the dealer on Class C shares that have been outstanding for a year or more.

     The Fund pays the asset-based sales charge to the Distributor for its services rendered in connection with the distribution of Class C shares. Those payments are at a fixed rate which is not related to the Distributor's expenses. The services rendered by the Distributor include paying and financing the payment of sales commissions, service fees, and other costs of distributing and selling Class C shares, including compensating personnel of the Distributor who support distribution of Class C shares. If the Plan is terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to the Distributor for distributing Class C shares before the Plan was terminated.

Special Investor Services

AccountLink. OppenheimerFunds AccountLink links your Fund account to your account at your bank or other financial institution to enable you to send money electronically between those accounts to perform a number of types of account transactions. These include purchases of shares by telephone (either through a service representative or by PhoneLink, described below), automatic investments under Asset Builder Plans, and sending dividends and distributions or Automatic Withdrawal Plan payments directly to your bank account. Please refer to the Application for details or call the Transfer Agent for more information.

     AccountLink privileges must be requested on the Application you use to buy shares, or on your dealer's settlement instructions if you buy your shares through your dealer. After your account is established, you can request AccountLink privileges on signature-guaranteed instructions to the Transfer Agent. AccountLink privileges will apply to each shareholder listed in the registration on your account as well as to your dealer representative of record unless and until the Transfer Agent receives written instructions terminating or changing those privileges. After you establish AccountLink for your account, any change of bank account information must be made by signature-guaranteed instructions to the Transfer Agent signed by all shareholders who own the account.

     - Using AccountLink to Buy Shares. Purchases may be made by telephone only after your account has been established. To purchase shares in amounts up to $250,000 through a telephone representative, call the Distributor at 1-800-852-8457. The purchase payment will be debited from your bank account.

     - PhoneLink. PhoneLink is the OppenheimerFunds automated telephone system that enables shareholders to perform a number of account transactions automatically using a touch-tone phone. PhoneLink may be used on already-established Fund accounts after you obtain a Personal Identification Number (PIN), by calling the special PhoneLink number: 1-800-533-3310.

     - Purchasing Shares. You may purchase shares in amounts up to $100,000 by phone, by calling 1-800-533-3310. You must have established AccountLink privileges to link your bank account with the Fund, to pay for these purchases.

     -  Exchanging Shares. With the OppenheimerFunds Exchange
Privilege, described below, you can exchange shares automatically by phone from your Fund account to another

OppenheimerFunds account you have already established by calling the special PhoneLink number. Please refer to "How to Exchange Shares," below, for details.

     - Selling Shares. You can redeem shares by telephone automatically by calling the PhoneLink number and the Fund will send the proceeds directly to your AccountLink bank account. Please refer to "How to Sell Shares," below, for details.

Automatic Withdrawal and Exchange Plans. The Fund has several plans that enable you to sell shares automatically or exchange them to another OppenheimerFunds account on a regular basis:

     - Automatic Withdrawal Plans. If your Fund account is worth $5,000 or more, you can establish an Automatic Withdrawal Plan to receive payments of at least $50 on a monthly, quarterly, semi-annual or annual basis. The checks may be sent to you or sent automatically to your bank account on AccountLink. You may even set up certain types of withdrawals of up to $1,500 per month by telephone. You should consult the Application and Statement of Additional Information for more details.

     - Automatic Exchange Plans. You can authorize the Transfer Agent to automatically exchange an amount you establish in advance for shares of up to five other OppenheimerFunds on a monthly, quarterly, semi-annual or annual basis under an Automatic Exchange Plan. The minimum purchase for each OppenheimerFunds account is $25. These exchanges are subject to the terms of the Exchange Privilege, described below.

Reinvestment Privilege. If you redeem some or all of your Fund shares, you have up to 6 months to reinvest all or part of the redemption proceeds in Class A shares of the Fund or other OppenheimerFunds without paying a sales charge. This privilege applies only to redemptions of Class A shares or to redemptions of Class B shares of the Fund that you purchased by reinvesting dividends or distributions or on which you paid a contingent deferred sales charge when your redeemed them. It also applies to shares on which you paid a contingent deferred sales charge when you redeemed them. You must be sure to ask the Distributor for this privilege when you send your payment. Please consult the Statement of Additional Information for more details.

Retirement Plans. Fund shares are available as an investment for your retirement plans. If you participate in a plan sponsored by your employer, the plan trustee or administrator must make the purchase of shares for your retirement plan account. The Distributor offers a number of different retirement plans that can be used by individuals and employers:

     - Individual Retirement Accounts including rollover IRAs, for individuals and their spouses

     - 403(b)(7) Custodial Plans for employees of eligible tax-exempt organizations, such as schools, hospitals and charitable organizations

     - SEP-IRAs (Simplified Employee Pension Plans) for small business owners or people with income from self-employment, including SAR/SEP-IRAs

     - Pension and Profit-Sharing Plans for self-employed persons and other small business owners

     Please call the Distributor for the OppenheimerFunds plan documents, which contain important information and applications.

How to Sell Shares

     You can arrange to take money out of your account on any regular business day by selling (redeeming) some or all of your shares. Your shares will be sold at the next net asset value calculated after your order is received and accepted by the Transfer Agent. The Fund offers you a number of ways to sell your shares: in writing, by using the Fund's checkwriting privilege or by telephone. You can also set up Automatic Withdrawal Plans to redeem shares on a regular basis, as described above. If you have questions about any of these procedures, and especially if you are redeeming shares in a special situation, such as due to the death of the owner, or from a retirement plan, please call the Transfer Agent first, at 1-800-525-7048, for assistance.

     - Retirement Accounts. To sell shares in an OppenheimerFunds retirement account in your name, call the Transfer Agent for a distribution request form. There are special income tax withholding
requirements   for distributions from retirement plans and you must
submit a withholding form with your request to avoid delay. If your retirement plan account is held for you by your employer, you must arrange for the distribution request to be sent by the plan
administrator or trustee.     There are additional details in the
Statement of Additional Information.

     - Certain Requests Require a Signature Guarantee. To protect you and the Fund from fraud, certain redemption requests must be in writing and must include a signature guarantee in the following situations (there may be other situations also requiring a signature guarantee):

     - You wish to redeem more than $50,000 worth of shares and receive a check
     - A redemption check is not payable to all shareholders listed on the account statement
     - A redemption check is not sent to the address of record on your statement
     - Shares are being transferred to a Fund account with a different owner or name
     - Shares are redeemed by someone other than the owners (such as an Executor)

     - Where Can I Have My Signature Guaranteed? The Transfer Agent will accept a guarantee of your signature by a number of financial institutions, including: a U.S. bank, trust company, credit union or savings association, or from a foreign bank that has a U.S. correspondent bank, or from a U.S. registered dealer or broker in securities, municipal securities or government securities, or from a U.S. national securities exchange, a registered securities association or a clearing agency. If you are signing on behalf of a corporation, partnership or other business, or as a fiduciary, you must also include your title in the signature.

Selling Shares by Mail. Write a "letter of instructions" that includes:

     -  Your name
     -  The Fund's name
     -  Your Fund account number (from your statement)
     -  The dollar amount or number of shares to be redeemed
     -  Any special payment instructions
     -  Any share certificates for the shares you are selling, and
     -  Any special requirements or documents requested by the Transfer
Agent to assure proper     authorization of the person asking to sell
shares.

Use the following address for requests by mail:   Send courier or
Express Mail requests to:
Oppenheimer Shareholder Services   Oppenheimer Shareholder Services
P.O. Box 5270,                     10200 E. Girard Avenue,
Denver, Colorado 80217             Building D
                                   Denver, Colorado 80231

Selling Shares by Telephone. You and your dealer representative of record may also sell your shares by telephone. To receive the redemption price on a regular business day, your call must be received by the Transfer Agent by the close of The New York Stock Exchange that day, which is normally 4:00 P.M., but may be earlier on some days. You may not redeem shares held in an OppenheimerFunds retirement plan or under a share certificate by telephone.

     -  To redeem shares through a service representative, call 1-800-
852-8457
     -  To redeem shares automatically on PhoneLink, call 1-800-533-
3310

     Whichever method you use, you may have a check sent to the address on the account statement, or, if you have linked your Fund account to your bank account on AccountLink, you may have the proceeds wired to that bank account.

     - Telephone Redemptions Paid by Check. Up to $50,000 may be redeemed by telephone in any 7-day period. The check must be payable to all owners of record of the shares and must be sent to the address on the account statement. This service is not available within 30 days of changing the address on an account.

     - Telephone Redemptions Through AccountLink or by Wire. There are no dollar limits on telephone redemption proceeds sent to a bank account designated when you establish AccountLink. Normally the ACH wire to your bank is initiated on the business day after the redemption. You do not receive dividends on the proceeds of the shares you redeemed while they are waiting to be wired.

     Shareholders may also have the Transfer Agent send redemption proceeds of $2,500 or more by Federal Funds wire to a designated commercial bank account. The bank must be a member of the Federal Reserve wire system. There is a $10 fee for each Federal Funds wire. To place a wire redemption request, call the Transfer Agent at 1-800-852-8457. The wire will normally be transmitted on the next bank business day after the shares are redeemed. There is a possibility that the wire may be delayed up to seven days to enable the Fund to sell securities to pay the redemption proceeds. No dividends are accrued or paid on the proceeds of shares that have been redeemed and are awaiting transmittal by wire. To establish wire redemption privileges on an account that is already established, please contact the Transfer Agent for instructions.

Selling Shares Through Your Dealer. The Distributor has made arrangements to repurchase Fund shares from dealers and brokers on behalf of their customers. Brokers or dealers may charge for that service. Please refer to "Special Arrangements for Repurchase of Shares from Dealers and Brokers" in the Statement of Additional Information for more details.

Checkwriting. To be able to write checks against your Fund account, you may request that privilege on your account Application or you can contact the Transfer Agent for signature cards, which must be signed (with a signature guarantee) by all owners of the account and returned to the Transfer Agent so that checks can be sent to you to use. Shareholders with joint accounts can elect in writing to have checks paid over the signature of one owner.

     - Checks can be written to the order of whomever you wish, but may not be cashed at the Fund's bank or custodian.
     - Checkwriting privileges are not available for accounts holding Class B shares, or Class C or Class A shares that are subject to a contingent deferred sales charge.
     -  Checks must be written for at least $100.
     - Checks cannot be paid if they are written for more than your account value.
Remember: your shares fluctuate in value and you should not write a check close to the total account value.
     - You may not write a check that would require the Fund to redeem shares that were purchased by check or Asset Builder Plan payments within the prior 10 days.
     -  Don't use your checks if you changed your Fund account number.

How to Exchange Shares

     Shares of the Fund may be exchanged for shares of certain
OppenheimerFunds at net asset value per share at the time of exchange, without sales charge. To exchange shares, you must meet several conditions:

     - Shares of the fund selected for exchange must be available for sale in your state of residence
     - The prospectuses of this Fund and the fund whose shares you want to buy must offer the exchange privilege
     - You must hold the shares you buy when you establish your account for at least 7 days before you can exchange them; after the account is open 7 days, you can exchange shares every regular business day
     - You must meet the minimum purchase requirements for the fund you purchase by exchange
     - Before exchanging into a fund, you should obtain and read its prospectus

     Shares of a particular class may be exchanged only for shares of the same class in the other OppenheimerFunds. For example, you can exchange Class A shares of this Fund only for Class A shares of another fund. At present, not all of the OppenheimerFunds offer the same classes of shares. If a fund has only one class of shares that does not have a class designation, they are "Class A" shares for exchange purposes. Certain OppenheimerFunds offer Class A and Class B or Class C shares, and a list can be obtained by calling the Distributor at 1-800-525-7048. In some cases, sales charges may be imposed on exchange transactions. Please refer to "How to Exchange Shares" in the Statement of Additional Information for more details.

     Exchanges may be requested in writing or by telephone:


     - Written Exchange Requests. Submit an OppenheimerFunds Exchange Request form, signed by all owners of the account. Send it to the Transfer Agent at the addresses listed in "How to Sell Shares."

     - Telephone Exchange Requests. Telephone exchange requests may be made either by calling a service representative at 1-800-852-8457 or by using PhoneLink for automated exchanges, by calling 1-800-533-3310. Telephone exchanges may be made only between accounts that are registered with the same name(s) and address. Shares held under certificates may not be exchanged by telephone.

     You can find a list of OppenheimerFunds currently available for exchanges in the Statement of Additional Information or by calling a service representative at 1-800-525-7048. Exchanges of shares involve a redemption of the shares of the fund you own and a purchase of shares of the other fund.

     There are certain exchange policies you should be aware of:

     - Shares are normally redeemed from one fund and purchased from the other fund in the exchange transaction on the same regular business day on which the Transfer Agent receives an exchange request that is in proper form by the close of The New York Stock Exchange that day, which is normally 4:00 P.M. but may be earlier on some days. However, either fund may delay the purchase of shares of the fund you are exchanging into if it determines it would be disadvantaged by a same-day transfer of the proceeds to buy shares. For example, the receipt of multiple exchange requests from a dealer in a "market-timing" strategy might require the disposition of portfolio securities at a time or price disadvantageous to the Fund.

     - Because excessive trading can hurt fund performance and harm shareholders, the Fund reserves the right to refuse any exchange request that will disadvantage it, or to refuse multiple exchange requests submitted by a shareholder or dealer.

     - The Fund may amend, suspend or terminate the exchange privilege at any time. Although the Fund will attempt to provide you notice whenever it is reasonably able to do so, it may impose these changes at any time.

     - If the Transfer Agent cannot exchange all the shares you request because of a restriction cited above, only the shares eligible for exchange will be exchanged.

Shareholder Account Rules and Policies

     - Net Asset Value Per Share is determined for each class of shares as of the close of The New York Stock Exchange on each regular business day, by dividing the value of the Fund's net assets attributable to a class by the number of shares of that class that are outstanding. The Fund's Board of Trustees has established procedures to value the Fund's securities to determine net asset value. In general, securities values are based on market value. There are special procedures for valuing illiquid and restricted securities, obligations for which market values cannot be readily obtained, and call options and hedging instruments. These procedures are described more completely in the Statement of Additional Information.

     - The offering of shares may be suspended during any period in which the determination of net asset value is suspended, and the offering may be suspended by the Board of Trustees at any time the Board believes it is in the Fund's best interest to do so.

     - Telephone Transaction Privileges for purchases, redemptions or exchanges may be modified, suspended or terminated by the Fund at any time. If an account has more than one owner, the Fund and the Transfer Agent may rely on the instructions of any one owner. Telephone privileges apply to each owner of the account and the dealer representative of record for the account unless and until the Transfer Agent receives cancellation instructions from an owner of the account.

     - The Transfer Agent will record any telephone calls to verify data concerning transactions and has adopted other procedures to confirm that telephone instructions are genuine, by requiring callers to provide tax identification numbers and other account data or by using PINs, and by confirming such transactions in writing. If the Transfer Agent does not use reasonable procedures it may be liable for losses due to unauthorized transactions, but otherwise neither the Transfer Agent nor the Fund will be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine. If you are unable to reach the Transfer Agent during periods of unusual market activity, you may not be able to complete a telephone transaction and should consider placing your order by mail.

     - Redemption or transfer requests will not be honored until the Transfer Agent receives all required documents in proper form. From time to time, the Transfer Agent in its discretion may waive certain of the requirements for redemptions stated in this Prospectus.

     - Dealers that can perform account transactions for their clients by participating in NETWORKING through the National Securities Clearing Corporation are responsible for obtaining their clients' permission to perform those transactions and are responsible to their clients who are shareholders of the Fund if the dealer performs any transaction erroneously or improperly.

     - The redemption price for shares will vary from day to day because the value of the securities in the Fund's portfolio fluctuates, and the redemption price, which is the net asset value per share, will normally be different for Class A, Class B and Class C shares. Therefore, the redemption value of your shares may be more or less than their original cost.

     - Payment for redeemed shares is made ordinarily in cash and forwarded by check or through AccountLink (as elected by the shareholder under the redemption procedures described above) within 7 days after the Transfer Agent receives redemption instructions in proper form, except under unusual circumstances determined by the Securities and Exchange Commission delaying or suspending such payments. Effective June 7, 1995, for accounts registered in the name of a broker-dealer, payment will be forwarded within 3 business days. The Transfer Agent may delay forwarding a check or processing a payment via AccountLink for recently purchased shares, but only until the purchase payment has cleared. That delay may be as much as 10 days from the date the shares were purchased. That delay may be avoided if you purchase shares by certified check or arrange with your bank to provide telephone or written assurance to the Transfer Agent that your purchase payment has cleared.

     - Involuntary redemptions of small accounts may be made by the Fund if the account value has fallen below $200 for reasons other than the fact that the market value of shares has dropped, and in some cases involuntary redemptions may be made to repay the Distributor for losses from the cancellation of share purchase orders.

     - Under unusual circumstances, shares of the Fund may be redeemed "in kind," which means that the redemption proceeds will be paid with securities from the Fund's portfolio. Please refer to "How to Sell Shares" in the Statement of Additional Information for more details.

     - "Backup Withholding" of Federal income tax may be applied at the rate of 31% from dividends, distributions and redemption proceeds (including exchanges) if you fail to furnish the Fund a certified Social Security or Employer Identification Number when you sign your application, or if you violate Internal Revenue Service regulations on tax reporting of dividends.

     - The Fund does not charge a redemption fee, but if your dealer or broker handles your redemption, they may charge a fee. That fee can be avoided by redeeming your Fund shares directly through the Transfer Agent. Under the circumstances described in "How To Buy Shares," you may be subject to a contingent deferred sales charges when redeeming certain Class A, Class B and Class C shares.

     - To avoid sending duplicate copies of materials to households, the Fund will mail only one copy of each annual and semi-annual report to shareholders having the same last name and address on the Fund's records. However, each shareholder may call the Transfer Agent at 1-800-525-7048 to ask that copies of those materials be sent personally to that shareholder.

Dividends, Capital Gains and Taxes

Dividends. The Fund declares dividends separately for Class A, Class B and Class C shares from net investment income each regular business day and pays those dividends to shareholders monthly. Normally, dividends are paid on the 25th day of each month (or the prior regular business day if the 25th is not a regular business day), but the Board of Trustees can change that date. Distributions may be made monthly from any net short-term capital gains the Fund realizes in selling securities. It is expected that distributions paid with respect to Class A shares will generally be higher than for Class B or Class C shares because expenses allocable to Class B and Class C shares will generally be higher.

     During the Fund's fiscal year ended September 30, 1994, the Fund attempted to pay dividends on its Class A shares at a constant level. That was done keeping in mind the amount of net investment income and other distributable income available from the Fund's portfolio investments. However, the amount of each dividend can change from time to time (or there might not be a dividend at all on either class) depending on market conditions, the Fund's expenses, and the composition of the Fund's portfolio. Attempting to pay dividends at a constant level required the Manager to monitor the Fund's income stream from its investments and at times to select higher yielding securities (appropriate to the Fund's objectives and investment restrictions) to maintain income at the required level. This practice did not affect the net asset values of either class of shares. The Board of Trustees may change or end the Fund's targeted dividend level for Class A shares at any time. There is no targeted dividend level for Class B or Class C shares.

Capital Gains. The Fund may make distributions annually in December out of any net short-term or long-term capital gains, and the Fund may make supplemental distributions of dividends and capital gains following the end of its fiscal year. Long-term capital gains will be separately identified in the tax information the Fund sends you after the end of the year. Short-term capital gains are treated as dividends for tax purposes. There can be no assurance that the Fund will pay any capital gains distributions in a particular year.

Distribution Options. When you open your account, specify on your application how you want to receive your distributions. For
OppenheimerFunds retirement accounts, all distributions are reinvested. For other accounts, you have four options:

     - Reinvest All Distributions in the Fund. You can elect to reinvest all dividends and long-term capital gains distributions in additional shares of the Fund.
     - Reinvest Long-Term Capital Gains Only. You can elect to reinvest long-term capital gains in the Fund while receiving dividends by check or sent to your bank account on AccountLink.
     - Receive All Distributions in Cash. You can elect to receive a check for all dividends and long-term capital gains distributions or have them sent to your bank on AccountLink.
     - Reinvest Your Distributions in Another OppenheimerFunds Account. You can reinvest all distributions in another OppenheimerFunds account you have established.

Taxes. If your account is not a tax-deferred retirement account, you should be aware of the following tax implications of investing in the Fund. Long-term capital gains are taxable as long-term capital gains when distributed to shareholders. It does not matter how long you held your shares. Dividends paid from short-term capital gains and net investment income are taxable as ordinary income. Distributions are subject to federal income tax and may be subject to state or local taxes. Your distributions are taxable when paid, whether you reinvest them in additional shares or take them in cash. Every year the Fund will send you and the IRS a statement showing the amount of each taxable distribution you received in the previous year.

     - "Buying a Dividend": When a fund goes ex-dividend, its share price is reduced by the amount of the distribution. If you buy shares on or just before the ex-dividend date, or just before the Fund declares a capital gains distribution, you will pay the full price for the shares and then receive a portion of the price back as a taxable dividend or capital gain.

     - Taxes on Transactions: Share redemptions, including redemptions for exchanges, are subject to capital gains tax. Generally speaking, a capital gain or loss is the difference between the price you paid for the shares and the price you received when you sold them.

     - Returns of Capital: If distributions made by the Fund must be recharacterized at the end of a fiscal year because of the Fund's investment policies (for example, due to losses on foreign currency exchange), shareholders may have a non-taxable return of capital. If this occurs, it will be identified in notices to shareholders. A non-taxable return of capital may reduce the tax basis in your Fund shares.

     This information is only a summary of certain federal tax information about your investment. More information is contained in the Statement of Additional Information, and in addition you should consult with your tax adviser about the effect of an investment in the Fund on your particular tax situation.

Appendix: Description of Ratings Categories of Rating Services


Description of Moody's Investors Service, Inc. Bond Ratings

     Aaa: Bonds rated "Aaa" are judged to be the best quality and to carry the smallest degree of investment risk. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, the changes that can be expected are most unlikely to impair the fundamentally strong position of such issues.

     Aa: Bonds rated "Aa" are judged to be of high quality by all standards. Together with the "Aaa" group, they comprise what are generally known as "high-grade" bonds. They are rated lower than the best bonds because margins of protection may not be as large as with "Aaa" securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than those of "Aaa" securities.

     A: Bonds rated "A" possess many favorable investment attributes and are to be considered as upper-medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Baa: Bonds rated "Baa" are considered medium grade obligations, that is, they are neither highly protected nor poorly secured.
Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and have speculative characteristics as well.


     Ba: Bonds rated "Ba" are judged to have speculative elements; their future cannot be considered well-assured. Often the protection of interest and principal payments may be very moderate and not well safeguarded during both good and bad times over the future.
Uncertainty of position characterizes bonds in this class.

     B: Bonds rated "B" generally lack characteristics of desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.


     Caa: Bonds rated "Caa" are of poor standing and may be in default or there may be present elements of danger with respect to principal or interest.

     Ca: Bonds rated "Ca" represent obligations which are speculative in a high degree and are often in default or have other marked shortcomings.

     C: Bonds rated "C" can be regarded as having extremely poor prospects of ever attaining any real investment standing.


Description of Standard & Poor's Bond Ratings

     AAA: "AAA" is the highest rating assigned to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

     AA: Bonds rated "AA" also qualify as high quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from "AAA" issues only in small degree.

     A: Bonds rated "A" have a strong capacity to pay principal and interest, although they are somewhat more susceptible to adverse effects of change in circumstances and economic conditions.

     BBB: Bonds rated "BBB" are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the "A" category.

     BB, B, CCC, CC: Bonds rated "BB," "B," "CCC" and "CC" are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. "BB" indicates the lowest degree of speculation and "CC" the highest degree. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

     C, D: Bonds on which no interest is being paid are rated "C." Bonds rated "D" are in default and payment of interest and/or repayment of principal is in arrears.

APPENDIX TO PROSPECTUS OF
OPPENHEIMER STRATEGIC INCOME FUND


     Graphic material included in Prospectus of Oppenheimer Strategic Income Fund: "Comparison of Total Return of Oppenheimer Strategic Income Fund with The Lehman Aggregate Bond Index and The Salomon Brothers World Government Bond Index - Change in Value of a $10,000 Hypothetical Investment"

A linear graph will be included in the Prospectus of Oppenheimer Strategic Income Fund (the "Fund") depicting the initial account value and subsequent account value of a hypothetical $10,000 investment in the Fund during each of the Fund's fiscal years since the commencement of the Fund's operations as to Class A shares (October 16, 1989) and Class B shares (November 30, 1992) and comparing such values with the same investments over the same time periods with The Lehman Aggregate Bond Index and The Salomon World Government Bond Index. Set forth below are the relevant data points that will appear on the linear graph. Additional information with respect to the foregoing, including a description of The Lehman Brothers Aggregate Bond Index and The Salomon Brothers World Government Bond Index, is set forth in the Prospectus under "Fund Performance Information - Management's Discussion of Performance."

                     Oppenheimer      Lehman Bros.     Salomon Brothers
Fiscal Year           Strategic       Aggregate        World Government
(Period) Ended       Income Fund A    Bond Index       Bond Index

      10/16/89(1)    $ 9,525          $10,000          $10,000
      09/30/90       $10,489          $10,498          $10,664
      09/30/91       $12,258          $12,177          $12,268
      09/30/92       $13,794          $13,705          $14,513
      09/30/93       $15,666          $15,072          $15,991
      09/30/94       $15,988          $14,586          $16,126


                     Oppenheimer      Lehman Bros.     Salomon Brothers
Fiscal Year          Strategic        Aggregate        World Government
(Period) Ended       Income Fund B    Bond Index       Bond Index

      11/30/92(2)    $10,000          $10,000          $10,000
      09/30/93       $11,468          $11,141          $11,509
      09/30/94       $11,222          $10,782          $11,606


----------------------
(1) The Fund commenced operations on October 16, 1989.
(2) Class B shares of the Fund were first publicly offered on November
30, 1992.

Oppenheimer Strategic Income Fund
3410 South Galena Street
Denver, CO 80231
Telephone:  1-800-525-7048

Investment Advisor
Oppenheimer Management Corporation
Two World Trade Center
New York, New York 10048-0203

Distributor
Oppenheimer Funds Distributor, Inc.
Two World Trade Center
New York, New York 10048-0203

Transfer Agent
Oppenheimer Shareholder Services
P.O. Box 5270
Denver, Colorado 80217
1-800-525-7048

Custodian of Portfolio Securities
The Bank of New York
One Wall Street
New York, New York 10015

Independent Auditors
Deloitte & Touche LLP
1560 Broadway
Denver, Colorado 80202

Legal Counsel
Myer, Swanson, Adams & Wolf, P.C.
1600 Broadway
Denver, Colorado 80202

No dealer, broker, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus or the Statement of Additional Information, and if given or made, such information and representations must not be relied upon as having been authorized by the Fund, Oppenheimer Management Corporation, Oppenheimer Funds Distributor, Inc., or any affiliate thereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such offer in such state.

PR0230.001.0595 *   Printed on recycled paper

OPPENHEIMER STRATEGIC FUNDS TRUST
3410 SOUTH GALENA STREET, DENVER, COLORADO 80231-5099
1-800-525-7048

PART B

STATEMENT OF ADDITIONAL INFORMATION
September 27, 1995

___________________________________

      This Statement of Additional Information of Oppenheimer Strategic Funds Trust consists of this cover page and the following documents:

1. Statement of Additional Information of Oppenheimer Strategic Income Fund dated May 26, 1995, supplemented July 14, 1995, previously filed and incorporated herein by reference.

2. Oppenheimer Strategic Income Fund's Annual Report as of September 30, 1994 and its Semi-Annual Report as of March 31, 1995, previously filed and incorporated herein by reference.

3. Prospectus of Quest for Value Global Income Fund dated March 1, 1995, as revised June 30, 1995, previously filed and incorporated herein by reference.

4. Statement of Additional Information of Quest for Value Global Income Fund dated March 1, 1995, previously filed and incorporated herein by reference.

5. Quest for Value Global Income Fund's Annual Report as of November 30, 1994 and its Semi-Annual Report as of May 31, 1995, previously filed and incorporated herein by reference.

     This Statement of Additional Information (the "Additional Statement") is not a Prospectus. This Additional Statement should be read in conjunction with the Proxy Statement and Prospectus, which may be obtained by written request to Oppenheimer Shareholder Services ("OSS"), P.O. Box 5270, Denver, Colorado 80217, or by calling OSS at the toll-free number shown above.

Independent Auditors' Report


The Board of Trustees and Shareholders of Oppenheimer Strategic Income
Fund:

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Oppenheimer Strategic Income Fund as of September 30, 1994, the related statement of operations for the year then ended,the statements of changes in net assets for the years ended September 30, 1994 and 1993, and the financial highlights for the period October 16, 1989 (commencement of operations) to September 30, 1994. These financial statementsand financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at September 30, 1994 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Oppenheimer Strategic Income Fund at September 30, 1994, the results of its operations, the changes in its net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

Deloitte & Touche
/s/ Deloitte & Touche
Denver, Colorado
October 21, 1994

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Global Income Fund:

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Global Income Fund (a series of Quest for Value Global Funds, Inc. hereafter referred to as the "Fund") at November 30, 1994, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the two years in the period then ended and for the period December 2, 1991 (commencement of operations) to November 30, 1992, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsiblilty of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at November 30, 1994 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
/s/ PRICE WATERHOUSE LLP
1177 Avenue of Americas
New York, New York
January 25, 1995

                   APPENDIX TO 1994 ANNUAL REPORT OF
                           GLOBAL INCOME FUND


     Graphic material included in 1994 Annual Report of Global Income
Fund: "Comparison of Change in Value of $10,000 Investment* in Quest for Value Global Income Fund (Class A) from 12/31/91 through 11/30/94 and Total Return on Lehman Global Intermediate Bond Index and Salomon Brothers Hedged World Government Bond Index."

     A linear graph is included in the 1994 Annual Report of Global Income Fund (the "Fund") depicting the initial account value and subsequent account value of a hypothetical $10,000 investment in Class A shares of the Fund held from 12/31/91 until 11/30/94, and comparing such values with the same investments over the same time periods in the Lehman Global Intermediate Bond Index and Salomon Brothers Hedged World Government Bond Index. Set forth below are the relevant data points that appear on the linear graph.


                                     Lehman               Salomon
Fiscal Year    Global Income         Global Int.          Hedged World
(Period) Ended Fund (Class A)        Bond Index           Bond Index
12/31/91       $9,700                $10,000              $10,000
11/30/92       $9,123                $10,363              $10,651
11/30/93       $10,053               $11,394              $11,966
11/30/94       $9,727                $11,857              $11,640




----------------------
* After taking into account maximum sales charge.

OPPENHEIMER STRATEGIC FUNDS TRUST

FORM N-14

PART C

OTHER INFORMATION

Item 15.  Indemnification

     Reference is made to Article Ninth of Registrant's Agreement and Declaration of Trust filed as Exhibit 24(b)(1) to Registrant's
Registration Statement and incorporated herein by reference.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 16.  Exhibits

     (1)   Amended and Restated Declaration of Trust dated March 16, 1995:
Filed with Registrant's Post-Effective Amendment No. 10, 3/26/95, and incorporated herein by reference.

     (2) By-Laws as amended through 6/26/90: Filed with Post-Effective Amendment No. 9, 1/31/95, and incorporated herein by reference.

     (3)   Not applicable.

     (4) Agreement and Plan of Reorganization: See Exhibit A to Part A of this Registration Statement.

     (5)   (i)    Oppenheimer Strategic Income Fund ("OSIF") Specimen
Class A Share Certificate: Filed with Registrant's Post-Effective
Amendment No. 8, 2/1/94, and incorporated herein by reference.

           (ii) OSIF Specimen Class B Share Certificate: Filed with Registrant's Post-Effective Amendment No. 8, 2/1/94, and incorporated herein by reference.

           (iii) OSIF Specimen Class C Share Certificate: Previously filed with Registrant's Post-Effective Amendment No. 10, 3/26/95, and incorporated herein by reference.

           (iv) Oppenheimer Strategic Diversified Income Fund ("OSDIF") Specimen Class C Share Certificate: Previously filed with Registrant's Post-Effective Amendment No. 8, 2/1/94, and incorporated herein by reference.

     (6)   (i)    Investment Advisory Agreement for OSIF dated 10/22/90:
Filed with Registrant's Post-Effective Amendment No. 9, 1/31/95, and incorporated herein by reference.

           (ii)   Investment Advisory Agreement for OSDIF dated 2/1/94:
Filed with Registrant's Post-Effective Amendment No. 8, 2/1/94, and incorporated herein by reference.

     (7)   (i)    (a)   General Distributor's Agreement for OSIF dated
10/13/92: Filed with Post-Effective Amendment No. 9, 1/31/95, and incorporated herein by reference.

                  (b) General Distributor's Agreement for OSDIF dated 2/1/94: Filed with Registrant's Post-Effective Amendment No. 8, 2/1/94, and incorporated herein by reference.

           (ii)   Form of Oppenheimer Funds Distributor, Inc. Dealer
Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850), 9/30/94, and incorporated herein by reference.

           (iii)  Form of Oppenheimer Funds Distributor, Inc. Broker
Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850), 9/30/94, and incorporated herein by reference.

           (iv) Form of Oppenheimer Funds Distributor, Inc. Agency Agreement - Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850), 9/30/94, and incorporated herein by reference.

           (v) Broker Agreement between Oppenheimer Fund Management, Inc. and Newbridge Securities, Inc. dated 10/1/86: Previously filed with Post-Effective Amendment No. 25 to the Registration Statement of Oppenheimer Special Fund (Reg. No. 2-45272), 11/1/86, refiled with Post-Effective Amendment No. 45 of Oppenheimer Special Fund (Reg. No. 2-45272), 8/22/94, pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

     (8)   (i)    Form of prototype Standardized and Non-Standardized
Profit-Sharing Plans and Money Purchase Pension Plans for self-employed persons and corporations: Filed with Post-Effective Amendment No. 15 to the Registration Statement of Oppenheimer Mortgage Income Fund (Reg. No. 33-6614), 1/20/95, and incorporated herein by reference.

           (ii)   Form of Individual Retirement Account Trust Agreement:
Filed with Post-Effective Amendment No. 21, of Oppenheimer U.S. Government Trust (Reg. No. 2-76645), 8/25/93, and incorporated herein by reference.

           (iii) Form of Tax Sheltered Retirement Plan and Custody Agreement for employees of public schools and tax- exempt organizations:
Previously filed with Post- Effective Amendment No. 47 of Oppenheimer Growth Fund (File No. 2-45272), 10/21/94, and incorporated herein by reference.

           (iv) Form of Simplified Employee Pension IRA: Previously filed with Post-Effective Amendment No. 36 to the Registration Statement of Oppenheimer Equity Income Fund (Reg. No. 2-33043), 10/23/91, refiled with Post-Effective Amendment No. 42 to the Registration Statement of Oppenheimer Equity Income Fund (Reg. No. 2-33043), 10/28/94, pursuant to
Item 102 of Regulation S-T, and incorporated herein by reference.

           (v) Form of SAR-SEP Simplified Employee Pension IRA: Filed with Post-Effective Amendment No. 15 to the Registration Statement of Oppenheimer Mortgage Income Fund (File No. 33-6614), 1/20/95, and incorporated herein by reference.

     (9) Custody Agreement dated 10/6/92: Filed with Post-Effective Amendment No. 9, 1/31/95, and incorporate herein by reference.

     (10)  (i)    Service Plan and Agreement for Class A shares of OSIF
under Rule 12b-1 dated 6/22/93: Filed with Registrant's Post-Effective Amendment No. 8, 2/1/94, and incorporated herein by reference.

           (ii) Distribution and Service Plan and Agreement for Class B shares of OSIF under Rule 12b-1 dated 6/22/93: Filed with Registrant's Post-Effective Amendment No. 8, 2/1/94, and incorporated herein by reference.

           (iii)  Distribution and Service Plan and Agreement for Class
C shares of OSDIF under Rule 12b-1 dated 2/1/94: Filed with Registrant's Post-Effective Amendment No. 8, 2/1/94, and incorporated herein by reference.

           (iv) Form of Class C Distribution and Service Plan for Oppenheimer Strategic Income Fund dated 5/26/95: Filed with Registrant's Post-Effective Amendment No. 11, 5/26/95, and incorporated herein by reference.

     (11)  (i)    Opinion and Consent of Counsel for OSIF dated 8/30/89:
Previously filed with Registrant's Pre-Effective Amendment No. 9, 1/31/95, and incorporated herein by reference.

           (ii)   Opinion and Consent of Counsel for OSDIF dated 1/31/94:
Filed with Registrant's Post-Effective Amendment No. 8, 2/1/94, and incorporated herein by reference.

     (12) Tax Opinion Relating to the Reorganization: Previously filed with this Registration Statement.

     (13)  Not applicable.

     (14)  (i)    Consent of Deloitte & Touche LLP:  Filed herewith.

           (ii)   Consent of Price Waterhouse LLP:  Filed herewith.

     (15)  Not applicable.

     (16)  Not applicable.

     (17) (i) Declaration of Registrant under Rule 24f-2: Previously filed with this Registration Statement.

           (ii)Financial Data Schedules: Previously filed with this Registration Statement.

Item 17.   Undertakings

     (1)   Not applicable.

     (2)   Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver and State of Colorado on the 20th day of September, 1995.

                        OPPENHEIMER STRATEGIC FUNDS TRUST

                         By: /s/ James C. Swain
                         ----------------------------------
                         James C. Swain, Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on the dates indicated:

Signatures                          Title                 Date


/s/ James C. Swain               Chairman of the
------------------               Board of Trustees      September 20, 1995
James C. Swain

/s/ Jon S. Fossel                Chief Executive
--------------------             Officer and            September 20, 1995
Jon S. Fossel                    Trustee

/s/ George C. Bowen              Chief Financial
-------------------              and Accounting         September 20, 1995
George C. Bowen                  Officer

/s/ Robert G. Avis               Trustee                September 20, 1995
------------------
Robert G. Avis

/s/ William A. Baker             Trustee                September 20, 1995
--------------------
William A. Baker

/s/ Charles Conrad, Jr.          Trustee                September 20, 1995
-----------------------
Charles Conrad, Jr.

/s/ Raymond J. Kalinowski        Trustee                September 20, 1995
-------------------------
Raymond J. Kalinowski

/s/ C. Howard Kast               Trustee                September 20, 1995
------------------
C. Howard Kast

/s/ Robert M. Kirchner           Trustee                September 20, 1995
----------------------
Robert M. Kirchner

/s/ Ned M. Steel                 Trustee                September 20, 1995
----------------
Ned M. Steel

OPPENHEIMER STRATEGIC FUNDS TRUST

EXHIBIT INDEX



Exhibit      Description

16(14)(i)    Consent of Deloitte & Touche LLP

16(14)(ii)   Consent of Price Waterhouse LLP